File No. 333-19219
                                                            CIK #896947

                   Securities And Exchange Commission
                      Washington, D.C.  20549-1004

                             Amendment No. 1
                                   to
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact Name of Trust:         Insured Municipals Income Trust and Investors'
                                Quality Tax-Exempt Trust, Multi-Series 287

B. Name of Depositor:           Van Kampen American Capital Distributors, Inc.

C. Complete address of Depositor's principal executive offices:

                                One Parkview Plaza
                                Oakbrook Terrace, Illinois  60181

D. Name and complete address of agents for service:

   Chapman and Cutler           Van Kampen American Capital Distributors, Inc.
   Attention:  Mark J. Kneedy   Attention:  Don G. Powell, Chairman
   111 W. Monroe Street         One Parkview Plaza
   Chicago, Illinois  60603     Oakbrook Terrace, Illinois  60181


E. Title and amount of securities being registered:   37,077*  Units

F. Proposed maximum offering price to the public of the securities being registered: ($1020 per Unit**): $37,818,540

G. Amount of filing fee, computed at one thirty-third of 1 percent of proposed maximum aggregate offering price to the public: $11,460.16 ($309.09 previously paid)

H. Approximate date of proposed sale to the public:

as soon as practicable after the Effective Date of the Registration Statement / X /: Check box if it is proposed that this filing will become effective on February 6, 1997 pursuant to Rule 487.



 24,718 Units registered for primary distribution.
 12,359 Units registered for resale by Depositor of Units previously sold in primary distribution.
 **     Estimated solely for the purpose of calculating the registration fee.





                   Insured Municipals Income Trust and
                   Investors' Quality Tax-Exempt Trust
                            Multi-Series 287

                          Cross Reference Sheet


                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933

               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

         Form N-8B-2                               Form S-6
         Item Number                        Heading in Prospectus


                I.  Organization and General Information

1. (a)  Name of trust              )
   (b)  Title of securities issued )  Prospectus Part I Front Cover
                                   )    Page

2. Name and address of Depositor   )  Part II-Introduction
                                   )  Part I-Summary of Essential
                                   )    Financial Information
                                   )  Part II-Trust Administration

3. Name and address of Trustee     )  Part II-Introduction
                                   )  Part I-Summary of Essential
                                   )    Financial Information
                                   )  Part II-Trust Administration

4. Name and address of principal   )  Part I-Other Matters-
   underwriter                     )    Underwriting


5. Organization of trust           )  Part II-Introduction

6. Execution and termination of    )  Part II-Introduction
     Trust Indenture and Agreement )  Part II-Trust Administration

7. Changes of Name                 )  *

8. Fiscal year                     )  *

9. Material Litigation             )  *


    II.  General Description of the Trust and Securities of the Trust

10. General information regarding  )  Part II-Introduction
      trust's securities and rights)  Part II-Unitholder
       of security holders         )    Explanations
                                   )  Part II-Trust Administration

11. Type of securities comprising  )  Part II-Introduction
      units                        )  Part I-Trust Information
                                   )  Part I-Portfolios

12. Certain information regarding  )  *
      periodic payment certificates)

13. (a)  Load, fees, charges and   )  Part II-Introduction
      expenses                     )  Part I-Summary of Essential
                                   )    Financial Information
                                   )  Part II-Unitholder Explanations
                                   )  Part I-Trust Information
                                   )  Part II-Trust Administration

    (b)  Certain information regard-) *
           ing periodic payment plan)
           certificates            )

    (c)  Certain percentages       )  Part I-Summary of Essential
                                        Financial Information
                                   )  Part II-Unitholder Explanations

    (d)  Certain other fees,       )  Part II-Unitholder Explanations
           expenses or charges     )  Part II-Trust Administration
           payable by holders      )

    (e)  Certain profits to be     )  Part II-Unitholder Explanations
           received by depositor,  )    Part I-Other Matters-
                                        Underwriting
           principal underwriter,  )    Part I-Notes to Portfolios
           trustee or affiliated   )
           persons                 )

    (f)  Ratio of annual charges   )  *
           to income               )

14. Issuance of trust's securities )  Part II-Unitholder Explanations

15. Receipt and handling of payments) *
      from purchasers              )

16. Acquisition and disposition of )  Part II-Introduction
      underlying securities        )  Part II-Unitholder Explanations
                                   )  Part II-Trust Administration

17. Withdrawal or redemption       )  Part II-Unitholder Explanations
                                   )  Part II-Trust Administration

18. (a)  Receipt and disposition   )  Part II-Introduction
      of income                    )  Part II-Unitholder Explanations

    (b)  Reinvestment of distribu- )  *
           tions                   )

    (c)  Reserves or special funds )  Part II-Unitholder Explanations
                                   )  Part II-Trust Administration

    (d)  Schedule of distributions )  *

19. Records, accounts and reports  )  Part II-Unitholder Explanations
                                   )  Part II-Trust Administration

20. Certain miscellaneous provisions) Part II-Trust Administration
      of Trust Agreement           )

21. Loans to security holders      )  *

22. Limitations on liability       )  Part I-Portfolios
                                   )  Part II-Trust Administration

23. Bonding arrangements           )  *

24. Other material provisions of   )  *
      trust indenture or agreement )


    III.  Organization, Personnel and Affiliated Persons of Depositor

25. Organization of Depositor      )  Part II-Trust Administration

26. Fees received by Depositor     )  Part II-Trust Administration

27. Business of Depositor          )  Part II-Trust Administration

28. Certain information as to      )
      officials and affiliated     )  *
      persons of Depositor         )

29. Companies owning securities of )  *
      Depositor                    )

30. Controlling persons of Depositor) *

31. Compensation of Directors      )  *

32. Compensation of Directors      )  *

33. Compensation of Employees      )  *

34. Compensation to other persons  )  Part II-Unitholder Explanations


             IV.  Distribution and Redemption of Securities

35. Distribution of trust's        )  Part II-Introduction
      securities by states         )  Part II-Settlement of Bonds in the
                                        Trusts

36. Suspension of sales of trust's )  *
      securities                   )

37. Revocation of authority to     )  *
      distribute                   )

38. (a)  Method of distribution    )

    (b)  Underwriting agreements   )  Part II-Unitholder Explanations

    (c)  Selling agreements        )

39. (a)  Organization of principal )
           underwriter             )
                                   )  Part II-Trust Administration
    (b)  N.A.S.D. membership by    )
           principal underwriter   )

40. Certain fees received by       )  *
      principal underwriter        )

41. (a)  Business of principal     )  Part II-Trust Administration
      underwriter                  )

    (b)  Branch offices of principal) *
      underwriter                  )

    (c)  Salesmen of principal     )  *
      underwriter                  )

42. Ownership of securities of the )    *
      trust                        )

43. Certain brokerage commissions  )
      received by principal        )  *
      underwriter                  )

44. (a)  Method of valuation       )  Part II-Introduction
                                   )  Part I-Summary of Essential
                                      Financial Information
                                   )  Part II-Unitholder Explanations
                                   )  Part II-Trust Administration

    (b)  Schedule as to offering   )  *
           price                   )

    (c)  Variation in offering price) Part II-Unitholder Explanations
           to certain persons      )

45. Suspension of redemption rights)  *

46. (a)  Redemption valuation      )  Part II-Unitholder Explanations
                                   )  Part II-Trust Administration

    (b)  Schedule as to redemption )  *
      price                        )

47. Purchase and sale of interests )  Part II-Unitholder Explanations
      in underlying securities     )  Part II-Trust Administration


           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of )  Part II-Trust Administration
      trustee                      )

49. Fees and expenses of trustee   )  Part I-Summary of Essential
                                      Financial Information
                                   )  Part II-Trust Administration

50. Trustee's lien                 )  Part II-Trust Administration


     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's)
      securities                   )  *


                       VII.  Policy of Registrant

52. (a)  Provisions of trust agree-)
           ment with respect to    )
           replacement or elimi-   )  Part II-Trust Administration
           nation of portfolio     )
           securities              )

    (b)  Transactions involving    )
           elimination of underlying) *
           securities              )

    (c) Policy regarding substitu-) Part II-Trust Administration tion or elimination of )
           underlying securities   )

    (d)  Fundamental policy not    )  *
           otherwise covered       )

53. Tax Status of trust            )  Part I-Trust Information
                                   )  Part II-Federal Tax Status


              VIII.  Financial and Statistical Information

54. Trust's securities during      )  *
      last ten years               )

55.                                )
                                   )

56. Certain information regarding  )  *
                                   )

57. Periodic payment certificates  )

58.                                )

59. Financial statements (Instruc- )  Part I-Other Matters
      tions 1(c) to Form S-6)      )


__________________________________
* Inapplicable, omitted, answer negative or not required



February 6, 1997

Van Kampen American Capital

Prospectus Part I

Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 287

IM-IT 385           New Jersey IM-IT 117    Pennsylvania IM-IT 227
Georgia IM-IT 83    New York IM-IT 139      Kentucky Quality 59



This Part I of the Prospectus may not be distributed unless accompanied by
Part II. Both parts of this Prospectus should be retained for future reference.

In the opinion of counsel, interest to the Fund and to Unitholders, with certain exceptions, is excludable under existing law from gross income for Federal income taxes. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located. Capital gains, if any, are subject to Federal tax.


The Fund. The objectives of the Fund are Federal and, in the case of a State Trust, state tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Fund consists of six underlying separate unit investment trusts designated as Insured Municipals Income Trust, Series 385 (the "IM-IT Trust"), Georgia
Insured Municipals Income Trust, Series 83 (the "Georgia IM-IT Trust"),
New Jersey Insured Municipals Income Trust, Series 117 (the "New Jersey
IM-IT Trust"), New York Insured Municipals Income Trust, Series 139 (the
"New York IM-IT Trust"), Pennsylvania Insured Municipals Income Trust,
Series 227 (the "Pennsylvania IM-IT Trust") and Kentucky Investors'
Quality Tax-Exempt Trust, Series 59 (the "Kentucky Quality Trust").
The various trusts are collectively referred to herein as the "Trusts"
 . The Georgia IM-IT, New Jersey IM-IT, New York IM-IT, Pennsylvania IM-IT and Kentucky Quality Trusts are sometimes collectively referred to herein as the "State Trusts", while the IM-IT, Georgia IM-IT, New Jersey IM-IT, New
York IM-IT and Pennsylvania IM-IT Trusts are sometimes collectively referred to herein as the "Insured Trusts" and the Kentucky Quality Trust is sometimes referred to herein as the "Quality Trust". Each Trust initially consists of delivery statements relating to contracts to purchase securities and, thereafter, will consist of such securities as may continue to be held (the "Bonds" or "Securities"). Such Securities are interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authority, exempt from all Federal income taxes under existing law. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


INSURED MUNICIPALS INCOME TRUST
AND INVESTORS' QUALITY TAX-EXEMPT TRUST, Multi-Series 287

At the Close of Business on the day before the Date of Deposit:
   February 5, 1997
(except for the IM-IT and Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit: February 6, 1997)



Sponsor:      Van Kampen American Capital Distributors, Inc.
Evaluator:    American Portfolio Evaluation Services
              (A division of an affiliate of the Sponsor)
Trustee:      The Bank of New York

                                                                                                      Georgia       New Jersey
GENERAL INFORMATION                                                                     IM-IT Trust   IM-IT Trust   IM-IT Trust
                                                                                        ------------- ------------- -------------
Principal Amount (Par Value) of Securities in Trust <F1>............................... $   9,220,000 $   3,020,000 $   2,990,000
Number of Units........................................................................         9,219         3,066         3,060
Fractional Undivided Interest in the Trust per Unit....................................       1/9,219       1/3,066       1/3,060
Principal Amount (Par Value) of Securities per Unit.................................... $    1,000.11 $      985.00 $      977.12
Public Offering Price: ................................................................
 Aggregate Offering Price of Securities in Portfolio................................... $   8,767,313 $   2,915,777 $   2,910,071
 Aggregate Offering Price of Securities per Unit....................................... $      951.00 $      951.00 $      951.00
 Sales Charge <F2>..................................................................... $       49.00 $       49.00 $       49.00
 Public Offering Price per Unit <F3>................................................... $    1,000.00 $    1,000.00 $    1,000.00
Redemption Price per Unit <F3>......................................................... $      943.59 $      943.58 $      943.74
Secondary Market Repurchase Price per Unit <F3>........................................ $      951.00 $      951.00 $      951.00
Excess of Public Offering Price per Unit Over Redemption Price per Unit................ $       56.41 $       56.42 $       56.26
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption Price per Unit... $        7.41 $        7.42 $        7.26
Minimum Value of the Trust under which Trust Agreement may be terminated............... $   1,844,000 $     604,000 $     598,000

First Settlement Date................February 11, 1997
Evaluator's Annual Supervisory Fee...Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee....$0.30 per $1,000 principal amount of Bonds
Evaluation Time......................4:00 p.m. Eastern Time



----------

<F1>Because certain of the Securities in certain Trusts may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at the respective Trust's termination will be equal to the Principal Amount (Par Value) of Securities per Unit stated above.

<F2>Sales charges for the Trusts, expressed as a percentage of the Public Offering
Price per Unit and as a percentage of the aggregate offering price of the Securities are set forth under "Public Offering--General" in Part II of this Prospectus. In addition, purchasers of units of any two consecutive series of a Trust may aggregate purchases of units of such series for purposes of the sales charge reduction for quantity purchases, provided that at the time of the initial purchase of units such purchaser submitted a purchase order for at least 100 units that was partially unfulfilled due to a lack of units of such Trust series available for sale at such time. The sales charge reduction shall be applied to the subsequent purchase of units such that the aggregate sales charge reduction applicable to both purchases will equal the amount described in the table on page 12 of Prospectus Part II.
Notwithstanding anything to the contrary in this Prospectus, the breakpoint sales charges listed in such table are also applied on a dollar basis for all transactions utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the Trusts' requirement that only whole Units be issued.

<F3>Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering
Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public
Offering--Market for Units" in Part II of this Prospectus.





INSURED MUNICIPALS INCOME TRUST
AND INVESTORS' QUALITY TAX-EXEMPT TRUST, Multi-Series 287 (Continued)

At the Close of Business on the day before the Date of Deposit:
   February 5, 1997
(except for the IM-IT and Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit: February 6, 1997)



Sponsor:      Van Kampen American Capital Distributors, Inc.
Evaluator:    American Portfolio Evaluation Services
              (A division of an affiliate of the Sponsor)
Trustee:      The Bank of New York


                                                                                        New York      Pennsylvania  Kentucky
GENERAL INFORMATION                                                                     IM-IT Trust   IM-IT Trust   Quality Trust
                                                                                        ------------- ------------- -------------
Principal Amount (Par Value) of Securities in Trust <F1>............................... $   3,045,000 $   3,095,000 $   3,025,000
Number of Units........................................................................         3,115         3,157         3,101
Fractional Undivided Interest in the Trust per Unit....................................       1/3,115       1/3,157       1/3,101
Principal Amount (Par Value) of Securities per Unit.................................... $      977.53 $      980.36 $      975.49
Public Offering Price: ................................................................
 Aggregate Offering Price of Securities in Portfolio................................... $   2,962,374 $   3,002,319 $   2,949,066
 Aggregate Offering Price of Securities per Unit....................................... $      951.00 $      951.00 $      951.00
 Sales Charge <F2>..................................................................... $       49.00 $       49.00 $       49.00
 Public Offering Price per Unit <F3>................................................... $    1,000.00 $    1,000.00 $    1,000.00
Redemption Price per Unit <F3>......................................................... $      943.67 $      943.71 $      943.83
Secondary Market Repurchase Price per Unit <F3>........................................ $      951.00 $      951.00 $      951.00
Excess of Public Offering Price per Unit Over Redemption Price per Unit................ $       56.33 $       56.29 $       56.17
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption Price per Unit... $        7.33 $        7.29 $        7.17
Minimum Value of the Trust under which Trust Agreement may be terminated............... $     609,000 $     619,000 $     605,000


First Settlement Date................February 11, 1997
Evaluator's Annual Supervisory Fee...Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee....$0.30 per $1,000 principal amount of Bonds
Evaluation Time......................4:00 p.m. Eastern Time


----------

<F1>Because certain of the Securities in certain Trusts may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at the respective Trust's termination will be equal to the Principal Amount (Par Value) of Securities per Unit stated above.

<F2>Sales charges for the Trusts, expressed as a percentage of the Public Offering
Price per Unit and as a percentage of the aggregate offering price of the Securities are set forth under "Public Offering--General" in Part II of this Prospectus. In addition, purchasers of units of any two consecutive series of a Trust may aggregate purchases of units of such series for purposes of the sales charge reduction for quantity purchases, provided that at the time of the initial purchase of units such purchaser submitted a purchase order for at least 100 units that was partially unfulfilled due to a lack of units of such Trust series available for sale at such time. The sales charge reduction shall be applied to the subsequent purchase of units such that the aggregate sales charge reduction applicable to both purchases will equal the amount described in the table on page 12 of Prospectus Part II.
Notwithstanding anything to the contrary in this Prospectus, the breakpoint sales charges listed in such table are also applied on a dollar basis for all transactions utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the Trusts' requirement that only whole Units be issued.

<F3>Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering
Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public
Offering--Market for Units" in Part II of this Prospectus.






IM-IT

--------------------------------------------------------------------------
General. The IM-IT consists of 13 issues of Securities. One of the Bonds in the IM-IT is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are located in 10 states or territories, divided by purpose of issues (and percentage of principal amount to total IM-IT) as follows: Health Care, 3 (27%); Public Building, 3 (21%); Airport, 1 (11%); General Purpose, 1 (11%); Retail Electric/Gas/Telephone, 1 (11%); Certificate of Participation, 1 (6%); General Obligation, 1 (5%); Water and Sewer, 1 (5%) and Other Care, 1 (3%). No Bond issue has received a provisional rating. The dollar weighted average maturity of the Bonds in the Trust is 27 years.

Tax Status. For a discussion of the Federal tax status of income earned on IM-IT Trust Units, see "Federal Tax Status" in Part II of this
Prospectus.




Per Unit Information:                                                             Semi-
                                                                     Monthly      Annual
                                                                    ------------ -----------
Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit......................... $     53.44  $    53.44
 Less: Estimated Annual Expense per Unit <F2>...................... $      1.44  $      .94
 Less: Annual Premium on Portfolio Insurance per Unit..............          --          --
 Estimated Net Annual Interest Income per Unit..................... $     52.00  $    52.50
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit..................... $     52.00  $    52.50
 Divided by 12 and 2, respectively................................. $      4.33  $    26.25
Estimated Daily Rate of Net Interest Accrual per Unit.............. $    .14445  $   .14584
Estimated Current Return Based on Public Offering Price <F1><F3>...        5.20%       5.25%
Estimated Long-Term Return <F3>....................................        5.25%       5.30%
Estimated Initial Monthly Distribution (March 1997)................ $      4.18
Estimated Initial Semi-annual Distribution (June 1997).............              $    17.35
Estimated Normal Distribution per Unit <F3>........................ $      4.33  $    26.25



Trustee's Annual Fee <F1><F4>... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the IM-IT
                                 Trust under the monthly and semi-annual distribution plans
Record and Computation Dates.... TENTH day of the month as follows: monthly--each month; semi-annual--June and December
Distribution Dates.............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                 June and December
----------

<F1>During the first year the Trustee will reduce its fee by approximately $.75 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated Annual Interest Income per Unit will be increased to $54.19. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.19 and $1.69 under the monthly and semi-annual distribution plans, respectively; and Estimated Net Annual Interest Income per Unit will remain the same as shown. See "
Estimated Current Returns and Estimated Long-Term Returns" in Part II of this Prospectus.

<F2>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" in Part II of this Prospectus).

<F3>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" in Part II of this Prospectus. For a discussion of how these returns are calculated, see "Unitholder Explanations--Estimated Current Returns and Estimated Long-Term Returns" in Part II of this Prospectus. These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Other Matters--Estimated Cash Flows to Unitholders".

<F4>Based on the size of the Trust on the Date of Deposit and assuming all
Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fees for ordinary recurring services would initially amount to $4,702. Assuming in the alternative that all Unitholders had elected the monthly distribution plan, such fees would initially amount to $8,390.





INSURED MUNICIPALS INCOME TRUST
SERIES 385 (IM-IT AND QUALITY MULTI-SERIES 287)
PORTFOLIO As of February 6, 1997

                                                                                                               Offering
                                                                                                               Price To
Aggregate     Name of Issuer, Title, Interest Rate and Maturity Date of                     Redemption         IM-IT
              either Bonds Deposited or Bonds Contracted for<F1><F5>            Rating<F2>  Feature<F3>        Trust<F4>
------------- -------------------------------------------------------------- -------------- ------------------ -------------
$     535,000 Langston University, Oklahoma, Student Housing Projects,
              Certificates of Participation, Series 1996 (MBIA Insured)                     2006 @ 102
              #5.125% Due 2/1/2017..........................................            AAA 2011 @ 100 S.F.    $     495,276
    1,000,000 City of Spokane, Washington, Lease Revenue Bonds,
              Multi-Purpose Arena Project, Series 1995 (AMBAC   Indemnity                   2005 @ 100
              Insured)  #5.75% Due 1/1/2018.................................            AAA 2011 @ 100 S.F.          995,000
      500,000 Woodbury, Iowa, Health System Revenue Refunding Bonds, St.                    2005 @ 102
              Luke's Obligated Group (MBIA Insured)  #5.55% Due 9/1/2020##..            AAA 2017 @ 100 S.F.          483,430
    1,000,000 Illinois Health Facilities Authority, Revenue Refunding Bonds
              (Little Company of Mary Hospital and Health Care Centers)                     2007 @ 102
              Series 1997 (MBIA Insured)  #5.50% Due 8/15/2021##............           Aaa* 2017 @ 100 S.F.          959,720
      500,000 Massachusetts Water Resources Authority, General Revenue
              Refunding Bonds, Series 1993B (AMBAC Indemnity Insured)                       2003 @ 100
              #5.00% Due 3/1/2022...........................................            AAA 2018 @ 100 S.F.          449,975
      500,000 Armada Area Schools, Counties of Macomb and St. Clair,
              Michigan, 1997 School Building and Site Bonds (General                        2007 @ 100
              Obligation-Unlimited Tax) FSA Insured  #5.625% Due 5/1/2022##             AAA 2018 @ 100 S.F.          492,225
    1,000,000 Rhode Island Convention Center Authority, Refunding Revenue                   2004 @ 102
              Bonds, Series 1993C (MBIA Insured)  #5.00% Due 5/15/2023......            AAA 2009 @ 100 S.F.          895,970
      200,000 Bellevue Convention Center Authority, King County,
              Washington, Special Obligation Revenue and Refunding Bonds,
              Series 1994 (MBIA Insured)  #0.00% Due 2/1/2024...............            AAA                           41,334<F6>
      235,000 Economic Development Corporation of the City of Farmington
              Hills, Michigan, Revenue Bonds (Botsford Continuing Care
              Corporation Project) Series 1995A (MBIA Insured)  #5.75% Due                  2005 @ 102
              2/15/2025.....................................................            AAA 2016 @ 100 S.F.          233,590
      750,000 Ernest N. Morial - New Orleans Exhibition Hall Authority,
              Louisiana, Special Tax Bonds, Series C (MBIA Insured)  #5.60%                 2006 @ 101
              Due 7/15/2025.................................................            AAA 2019 @ 100 S.F.          733,163
    1,000,000 City and County of Denver, Colorado, Airport System Revenue                   2005 @ 102
              Bonds, Series 1995A (MBIA Insured)  #5.70% Due 11/15/2025.....            AAA 2021 @ 100 S.F.          990,980
    1,000,000 Wisconsin Health and Educational Facilities Authority,
              Revenue Bonds, Meriter Hospital, Inc., Series 1996 (MBIA                      2006 @ 102
              Insured)  #6.00% Due 12/1/2026................................            AAA 2018 @ 100 S.F.        1,017,550
    1,000,000 Public Utility District No.2 of Grant County, Washington,
              Wanapum Hydroelectric Development, Second Series Revenue                      2006 @ 102
              Bonds, Series 1996A (MBIA Insured)  #5.625% Due 1/1/2031......            AAA 2027 @ 100 S.F.          979,100
$   9,220,000                                                                                                  $   8,767,313
=============                                                                                                  =============

----------
All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" in Part II of this Prospectus.

For an explanation of the footnotes used on this page, see "Notes to Portfolios".






GEORGIA IM-IT TRUST

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General. The Georgia IM-IT Trust consists of 9 issues of Securities. None of the Bonds in the Georgia IM-IT Trust are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Georgia IM-IT Trust) as follows: Water and Sewer, 4 (34%); Health Care, 3 (33%); Public Building, 1 (16%) and Transportation, 1 (17%). No Bond issue has received a provisional rating.

Risk Factors. The following brief summary regarding the economy of Georgia is based upon information drawn from publicly available sources and is included for purposes of providing information about general economic conditions that may or may not affect issuers of the Georgia obligations. The Sponsor has not independently verified any of the information contained in such publicly available documents.

 Constitutional Considerations. The Georgia Constitution permits the issuance by the State of general obligation debt and of certain guaranteed revenue debt. The State may incur guaranteed revenue debt by guaranteeing the payment of certain revenue obligations issued by an instrumentality of the State. The Georgia Constitution prohibits the incurring of any general obligation debt or guaranteed revenue debt if the highest aggregate annual debt service requirement for the then current year or any subsequent fiscal year for outstanding general obligation debt and guaranteed revenue debt, including the proposed debt, exceed 10 percent of the total revenue receipts, less refunds, of the State treasury in the fiscal year immediately preceding the year in which any such debt is to be incurred.

The Georgia Constitution also permits the State to incur public debt to supply a temporary deficit in the State treasury in any fiscal year created by a delay in collecting the taxes of that year. Such debt must not exceed, in the aggregate, 5% of the total revenue receipts, less refunds, of the State treasury in the fiscal year immediately preceding the year in which such debt is incurred. The debt incurred must be repaid on or before the last day of the fiscal year in which it is to be incurred out of the taxes levied for that fiscal year. No such debt may be incurred to supply a temporary deficit in the State treasury. No such short-term debt has been incurred under this provision since the inception of the constitutional authority referred to in this paragraph.

Virtually all of the issues of long-term debt obligations issued by or on behalf of the State of Georgia and counties, municipalities and other political subdivisions and public authorities thereof are required by law to be validated and confirmed in a judicial proceeding prior to issuance. The legal effect of an approved validation in Georgia is to render incontestable the validity of the pertinent bond issue and the security therefor.

The State and Its Economy. The State operates on a fiscal year beginning July 1 and ending June 30. Thus, the 1995 fiscal year ended June 30, 1995. The state's recovery from the recent economic recession has been steady and is better than regional trends, albeit half the rate of earlier recoveries. While this recovery does not meet the explosive patterns set in past cycles, recent state data reveal that Georgia ranks among the top five states in the nation in employment and total population growth. The 1992 annual average unemployment rate for Georgia was 6.9% as compared to the 1992 national annual average unemployment rate of 7.4%. The 1993 annual average unemployment rate for Georgia was 5.7% as compared to the 1993 national annual average unemployment rate of 6.7%. Throughout 1994, the monthly unemployment rate for Georgia (not seasonally adjusted) remained below the national average monthly unemployment rate (not seasonally adjusted). The 1995 annual average unemployment rate for Georgia was 4.8% as compared to the 1994 annual average unemployment rate of 5.2%.

In 1994 and 1995, Georgia's per capita personal income was $20,612 and $21,741, respectively, an increase of 5.5%. The national per capita personal income for 1994 and 1995 was $22,047 and $23,208, respectively.

Stronger economic trends and conservative revenue forecasting resulted in the continuation of improved financial results for the fiscal year ended June 30, 1994. The state's general fund closed fiscal 1994 with a total fund balance position of $480.6 million, of which $249.5 million was in the revenue shortfall reserve fund (3% of revenues), marking the second consecutive year of buildup in that reserve. The midyear adjustment reserve was fully funded at $89.1 million.

The state's fiscal 1995 adopted budget called for an increase in state spending to $9.8 billion, up 6.5% from the prior period. Economic growth is estimated to be in the 6%-8% range for the second straight year. The budget report forecasted general fund revenues to grow to $9.4 billion, an increase of $490.0 million, or 5.5% above actual fiscal 1994 levels. Sales and income taxes account for the majority of that increase, despite a $100 million cut in personal income taxes. Additional revenues provided by lottery proceeds ($240 million) and indigent-care trust fund monies support the remaining spending. Revenues for the first three months of 1995 ran nearly 8.4% above fiscal 1994 levels. Most of the increase is attributable to the growth in personal and corporate income and sales taxes.

The debt burden is low at only $665.15 per capita, or 3.28% of personal income, and 3.6% of assessed valuation.

In the 1995 Legislative Session, the General Assembly authorized and the Governor approved $530.5 million in aggregate principal amount of general obligation Bonds for issuance for fiscal year 1996, the proceeds of which are to be used for various planned capital projects of the State, its departments and agencies. Of this authorization, the Commission, on behalf of the State has issued $530.5 million (including the Bonds) in aggregate principal amount of general obligation Bonds.

Bond Ratings. Currently, Moody's Investors Service, Inc. rates Georgia general obligation bonds Aaa and Standard & Poor's rates such bonds AA+.

Legal Proceedings. Georgia is involved in certain legal proceedings that, if decided against the State, may require the State to make significant future expenditures or may substantially impair revenues.

Three suits have been filed against the State of Georgia seeking refunds of liquor taxes under O.C.G.A. Section 48-2-35, in light of Bacchus Imports, Ltd.
v. Dias, 468 U.S. 263 (1984) under Georgia's pre-Bacchus statute. In James B. Beam Distilling Co. v. State, 501 U.S. 529 (decided June 20, 1991) the Supreme Court indicated that Bacchus was retroactive, but only within the bounds of State statutes of limitations and procedural bars, and left State courts to determine any remedy in light of reliance interests, equitable considerations, and other defenses. Georgia's statute of limitations in O.C.G.A. Section 48-2-35 has run on all pre-Bacchus claims for refund except five pending claims seeking $31.7 million dollars in tax plus interest. On remand, the Fulton County Superior Court has ruled that procedural bars and other defenses bar any recovery by taxpayers on Beam's claims for refund. The Georgia Supreme Court has affirmed and Beam's petition to the United States Supreme Court for a rehearing was denied on February 21, 1995.

In Board of Public Education for Savannah/Chatham County v. State of Georgia, the local school board claimed that the State should finance the major portion of the costs of its desegregation program. The Savannah Board originally requested restitution in the amount of $30 million, but the Federal District Court set forth a formula which would require a State payment in the amount of approximately $8.9 million computed through June 30, 1994. Subsequently the parties agreed to a settlement. In March 1995, the State paid $8.925 million to the plaintiffs, in partial satisfaction of the settlement agreement. A similar complaint has been filed by DeKalb County and there are approximately five other school districts which potentially might attempt to file similar claims. In the DeKalb County case alone, the plaintiffs sought approximately $67.5 million of restitution, however, the State's motion to reconsider was granted, reducing the required state payment to approximately $28 million. The DeKalb case has been appealed and is awaiting final argument and decision.

On December 6, 1994 the U.S. Supreme Court ruled in Reich v. Collins, that Georgia had employed a "bait-and-switch" scheme to tax federal pension income in the State and then to deny retirees' requests for a tax refund. The Court left it up to the Georgia Supreme Court to provide retirees with " meaningful backward-looking relief." Governor Zell Miller tentatively agreed that the State would pay such retirees $108 million. The State potentially owes another $100 million to those federal retirees who did not apply for a refund by the State's April 1992 deadline. The Chairman of the Georgia State Senate Appropriations Committee said that the Georgia budget could absorb the impact of the $108 million settlement.

In Edgar Muellar v. Collins, plaintiff filed suit in Superior Court of Fulton County, Georgia. Plaintiff challenges the constitutionality of Georgia's transfer fee provided by O.C.G.A. \xa4 40-3-21.1 (often referred to as " impact fee" ) by asserting that the fee violates the Commerce, Due Process, Equal Protection, and Privileges and Immunities Clause of the United States Constitution. Plaintiff seeks to prohibit the State from further collections and to require the State to return to her and those similarly situated all fees previously collected. A similar lawsuit previously filed in the Superior Court of Chatham County, Georgia, Johnsen v. Collins, has been voluntarily dismissed and will likely be joined with the action currently pending in Fulton County. From May of 1992 to June 7, 1995, the State collected $24,168,202.72 under the transfer fee provision. All amounts collected after June 7, 1995, are being paid into an escrow account. As of July 25, 1995, the escrow account contains $46,070.00. The State continues to collect approximately $500,000 to $600,000 per month.

In Buskirk and Estill v. State of Georgia, et al., plaintiffs in this case filed a civil action in the Superior Court of Fulton County, Georgia, (No. E-31547) on behalf of all "classified employees of the State of Georgia or its agencies and departments during all or part of fiscal years 1992 through 1995 who were eligible to receive within grade pay increases and who would have received same were it not for a freeze of within grade pay increases."
 Presently pending before the court is the plaintiffs' motion for class certification, which is not opposed by the State. Discovery as to liability issues has been completed, and once the class has been certified and various local defendants have been added, the parties will likely file cross motions for summary judgment on liability issues. If the plaintiffs prevail, the parties will conduct separate discovery on the issue of damages. The State believes that it has good and adequate defenses to the claims made, but, should the plaintiffs prevail in every aspect of their claims, the liability of the State in this matter could be as much as $295,000,000 based on best estimates currently available.

The foregoing information does not purport to be a complete or exhaustive description of all conditions to which the issuers of Bonds in the Georgia Insured Trust are subject. Many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds could affect or could have an adverse impact on the financial condition of the State and various agencies and political subdivisions located in the State. Since Georgia Bonds in the Georgia Insured Trust (other than general obligation bonds issued by the State) are payable from revenue derived from a specific source or authority, the impact of a pronounced decline in the national economy or difficulties in significant industries within the State could result in a decrease in the amount of revenues realized from such source or by such authority and thus adversely affect the ability of the respective issuers of the Georgia Bonds in the Georgia Insured Trust to pay the debt service requirements on the Georgia Bonds. Similarly, such adverse economic developments could result in a decrease in tax revenues realized by the State and thus could adversely affect the ability of the State to pay the debt service requirements of any Georgia general obligation bonds in the Georgia Insured Trust.

Tax Status. For a discussion of the Federal tax status of income earned on Georgia IM-IT Trust Units, see "Federal Tax Status" in Part II of this Prospectus.

In the opinion of Chapman and Cutler, counsel to the Sponsor, under existing Georgia law:

(1)For Georgia income tax purposes, the Georgia IM-IT Trust is not an association taxable as a corporation, and the income of the Georgia IM-IT Trust will be treated as the income of the Unitholders. Interest on the Georgia Bonds which is exempt from Georgia income tax when received by the Georgia IM-IT Trust, and which would be exempt from Georgia income tax if received directly by a Unitholder, will retain its status as tax-exempt interest when distributed by the Georgia IM-IT Trust and received by the Unitholders.

(2)If the Trustee disposes of a Georgia Bond (whether by sale, exchange, payment on maturity, retirement or otherwise) or if a Unitholder redeems or sells his Unit, the Unitholder will recognize gain or loss for Georgia income tax purposes to the same extent that gain or loss would be recognized for federal income tax purposes (except in the case of Georgia Bonds issued before March 11, 1987 issued with original issue discount owned by the Georgia IM-IT Trust in which case gain or loss for Georgia income tax purposes may differ from the amount recognized for federal income tax purposes because original issue discount on such Georgia Bonds may be determined by accruing said original issue discount on a ratable basis). Due to the amortization of bond premium and other basis adjustments required by the Internal Revenue Code, a Unitholder, under some circumstances, may realize taxable gain when his or her Units are sold or redeemed for an amount less than or equal to their original cost.

(3)Amounts paid under an insurance policy or policies issued to the Georgia IM-IT Trust, if any, with respect to the Georgia Bonds in the Georgia IM-IT Trust which represent maturing interest on defaulted obligations held by the Trustee will be exempt from State income taxes if, and to the extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations provided that, at the time such policies are purchased the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations.

(4)Neither the Georgia Bonds nor the Units will be subject to Georgia sales or use tax.

Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of Georgia law. Ownership of the Units may result in collateral Georgia tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.






Per Unit Information:                                                             Semi-
                                                                     Monthly      Annual
                                                                    ------------ -----------
Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit......................... $     52.89  $    52.89
 Less: Estimated Annual Expense per Unit <F2>...................... $      2.28  $     1.79
 Less: Annual Premium on Portfolio Insurance per Unit..............          --          --
 Estimated Net Annual Interest Income per Unit..................... $     50.61  $    51.10
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit..................... $     50.61  $    51.10
 Divided by 12 and 2, respectively................................. $      4.21  $    25.55
Estimated Daily Rate of Net Interest Accrual per Unit.............. $    .14059  $   .14194
Estimated Current Return Based on Public Offering Price <F1><F3>...        5.06%       5.11%
Estimated Long-Term Return <F3>....................................        5.08%       5.13%
Estimated Initial Monthly Distribution (March 1997)................ $      4.07
Estimated Initial Semi-annual Distribution (July 1997).............              $    21.14
Estimated Normal Distribution per Unit <F3>........................ $      4.21  $    25.55

Trustee's Annual Fee <F1><F4>... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                 Georgia IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates.... TENTH day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates.............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                 January and July

----------

<F1>During the first year the Trustee will reduce its fee by approximately $.16 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated Annual Interest Income per Unit will be increased to $53.05. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.44 and $1.95 under the monthly and semi-annual distribution plans, respectively; and Estimated Net Annual Interest Income per Unit will remain the same as shown. See "
Estimated Current Returns and Estimated Long-Term Returns" in Part II of this Prospectus.

<F2>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" in Part II of this Prospectus).

<F3>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" in Part II of this Prospectus. For a discussion of how these returns are calculated, see "Unitholder Explanations--Estimated Current Returns and Estimated Long-Term Returns" in Part II of this Prospectus. These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Other Matters--Estimated Cash Flows to Unitholders".

<F4>Based on the size of the Trust on the Date of Deposit and assuming all
Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fees for ordinary recurring services would initially amount to $1,540. Assuming in the alternative that all Unitholders had elected the monthly distribution plan, such fees would initially amount to $2,748.





GEORGIA INSURED MUNICIPALS INCOME TRUST
SERIES 83 (IM-IT AND QUALITY MULTI-SERIES 287)
PORTFOLIO As of February 6, 1997

                                                                                                                      Offering
                                                                                                                      Price To
                                                                                                                      Georgia
Aggregate     Name of Issuer, Title, Interest Rate and Maturity Date of either                     Redemption         IM-IT
              Bonds Deposited or Bonds Contracted for<F1><F5>                          Rating<F2>  Feature<F3>        Trust<F4>
------------- --------------------------------------------------------------------- -------------- ------------------ -------------
$     350,000 Albany, Georgia, Sewer System Revenue Bonds (MBIA Insured)  #5.60%
              Due 7/1/2019##.......................................................            AAA 2007 @ 102         $     349,125
      500,000 Metropolitan Atlanta Rapid Transportation Authority, Georgia, Sales
              Tax Revenue Refunding Bonds, Second Indenture, Series A (MBIA                        2006 @ 102
              Insured)  5.625% Due 7/1/2020........................................            AAA 2019 @ 100 S.F.          498,930
      400,000 Chatham County, Georgia, Hospital Authority Revenue Bonds, Memorial
              Medical Center, Series A (AMBAC Indemnity Insured)  #5.50% Due                       2007 @ 102
              1/1/2021.............................................................            AAA 2017 @ 100 S.F.          392,620
      100,000 Liberty County, Georgia, Hospital Authority, Revenue Anticipation                    2007 @ 102
              Certificates (MBIA Insured)  #5.25% Due 8/1/2021.....................            AAA 2012 @ 100 S.F.           94,598
      250,000 Rockdale County, Georgia, Water and Sewer Authority, Revenue Bonds                   2007 @ 102
              (FSA Insured)  #5.00% Due 7/1/2022...................................            AAA 2018 @ 100 S.F.          229,590
      175,000 Richmond County, Georgia, Water and Sewer Revenue Refunding and                      2006 @ 102
              Improvement Bonds, Series A (FGIC Insured)  #5.25% Due 10/1/2022.....            AAA 2018 @ 100 S.F.          166,894
      495,000 Dalton, Georgia, Authority Revenue Certificates, Hamilton Health                     2007 @ 102
              Care System (MBIA Insured)  #5.25% Due 8/15/2026.....................            AAA 2018 @ 100 S.F.          464,592
      500,000 Atlanta and Fulton County, Georgia, Recreation Authority Revenue
              Bonds, Downtown Arena Public Improvement Project, Series A (MBIA                     2007 @ 102
              Insured)  #5.375% Due 12/1/2026......................................            AAA 2022 @ 100 S.F.          482,860
      250,000 Richmond County, Georgia, Water and Sewer Revenue Refunding and                      2006 @ 102
              Improvement Bonds (FGIC Insured)  #5.25% Due 10/1/2028...............            AAA 2023 @ 100 S.F.          236,568
$   3,020,000                                                                                                         $   2,915,777
=============                                                                                                         =============

----------
All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" in Part II of this Prospectus.

For an explanation of the footnotes used on this page, see "Notes to Portfolios".







NEW JERSEY IM-IT TRUST

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General. The New Jersey IM-IT Trust consists of 10 issues of Securities. Four of the Bonds in the New Jersey IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total New Jersey IM-IT Trust) as follows: Transportation, 2 (33%); General Obligation, 4 (23%); Higher Education, 1 (17%); Waste Disposal, 1 (17%);
Retail Electric/Gas/Telephone, 1 (8%) and Water and Sewer, 1 (2%).   No Bond
issue has received a provisional rating.

Risk Factors. As described above, the New Jersey IM-IT Trust consists of a portfolio of Bonds. The Trust is therefore susceptible to political, economic or regulatory factors affecting issuers of the Bonds. The following information provides only a brief summary of some of the complex factors affecting the financial situation in New Jersey (the "State" ) and is derived from sources that are generally available to investors and is believed to be accurate. It is based in part on information obtained from various State and local agencies in New Jersey. No independent verification has been made of any of the following information.

New Jersey is the ninth largest state in population and the fifth smallest in land area. With an average of 1,062 people per square mile, it is the most densely populated of all the states. The state's economic base is diversified, consisting of a variety of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture. Historically, New Jersey's average per capita income has been well above the national average, and in 1994 the State ranked second among states in per capita personal income ($27,742).

The New Jersey Economic Policy Council, a statutory arm of the New Jersey Department of Commerce and Economic Development, has reported in New Jersey Economic Indicators, a monthly publication of the New Jersey Department of Labor, Division of Labor Market and Demographic Research, that in 1988 and 1989 employment in New Jersey's manufacturing sector failed to benefit from the export boom experienced by many Midwest states and the State's service sectors, which had fueled the State's prosperity since 1982, lost momentum. In the meantime, the prolonged fast growth in the State in the mid 1980s resulted in a tight labor market situation, which has led to relatively high wages and housing prices. This means that, while the incomes of New Jersey residents are relatively high, the State's business sector has become more vulnerable to competitive pressures.

The onset of the national recession (which officially began in July 1990 according to the National Bureau of Economic Research) caused an acceleration of New Jersey's job losses in construction and manufacturing. In addition, the national recession caused an employment downturn in such previously growing sectors as wholesale trade, retail trade, finance, utilities and trucking and warehousing. Reflecting the downturn, the rate of unemployment in the State rose from a low of 3.6% during the first quarter of 1989 to an estimated 6.2% in September 1996, which is higher than the national average of 5.2% in September 1996. Economic recovery is likely to be slow and uneven in New Jersey, with unemployment receding at a correspondingly slow pace, due to the fact that some sectors may lag due to continued excess capacity. In addition, employers even in rebounding sectors can be expected to remain cautious about hiring until they become convinced that improved business will be sustained. Also, certain firms will continue to merge or downsize to increase profitability.

Debt Service. The primary method for State financing of capital projects is through the sale of the general obligation bonds of the State. These bonds are backed by the full faith and credit of the State tax revenues and certain other fees are pledged to meet the principal and interest payments and if provided, redemption premium payments, if any, required to repay the bonds. As of June 30, 1995, there was a total authorized bond indebtedness of approximately $9.48 billion, of which $3.65 billion was issued and outstanding, $4.0 billion was retired (including bonds for which provision for payment has been made through the sale and issuance of refunding bonds) and $1.83 billion was unissued. The appropriation for the debt service obligation on such outstanding indebtedness was $466.3 million for fiscal year 1996.

New Jersey's Budget and Appropriation System. The State operates on a fiscal year beginning July 1 and ending June 30. At the end of fiscal year 1989, there was a surplus in the State's general fund (the fund into which all State revenues not otherwise restricted by statute are deposited and from which appropriations are made) of $411.2 million. At the end of fiscal year 1990, there was a surplus in the general fund of $1 million. At the end of fiscal year 1991, there was a surplus in the general fund of $1.4 million. New Jersey closed its fiscal year 1992 with a surplus of $760.8 million and fiscal year 1993 with a surplus of $937.4 million. It is estimated that New Jersey closed its fiscal year 1994 with a surplus of $926.0 million and fiscal year 1995 with a surplus of $569 million.

In order to provide additional revenues to balance future budgets, to redistribute school aid and to contain real property taxes, on June 27, 1990, and July 12, 1990, Governor Florio signed into law legislation which was estimated to raise approximately $2.8 billion in additional taxes (consisting of $1.5 billion in sales and use taxes and $1.3 billion in income taxes), the biggest tax hike in New Jersey history. There can be no assurance that receipts and collections of such taxes will meet such estimates.

The first part of the tax hike took effect on July 1, 1990, with the increase in the State's sales and use tax rate from 6% to 7% and the elimination of exemptions for certain products and services not previously subject to the tax, such as telephone calls, paper products (which has since been reinstated), soaps and detergents, janitorial services, alcoholic beverages and cigarettes. At the time of enactment, it was projected that these taxes would raise approximately $1.5 billion in additional revenue. Projections and estimates of receipts from sales and use taxes, however, have been subject to variance in recent fiscal years.

The second part of the tax hike took effect on January 1, 1991, in the form of an increased state income tax on individuals. At the time of enactment, it was projected that this increase would raise approximately $1.3 billion in additional income taxes to fund a new school aid formula, a new homestead rebate program and state assumption of welfare and social services costs. Projections and estimates of receipts from income taxes, however, have also been subject to variance in recent fiscal years. Under the legislation, income tax rates increased from their previous range of 2% to 3.5% to a new range of 2% to 7%, with the higher rates applying to married couples with incomes exceeding $70,000 who file joint returns, and to individuals filing single returns with incomes of more than $35,000.

The Florio administration had contended that the income tax package will help reduce local property tax increases by providing more state aid to municipalities. Under the income tax legislation the State will assume approximately $289 million in social services costs that previously were paid by counties and municipalities and funded by property taxes. In addition, under the new formula for funding school aid, an extra $1.1 billion was proposed to be sent by the State to school districts beginning in 1991, thus reducing the need for property tax increases to support education programs.

Effective July 1, 1992, the State's sales and use tax rate decreased from 7% to 6%. Effective January 1, 1994, an across-the-board 5% reduction in the income tax rates was enacted and effective January 1, 1995 further reductions ranging from 1% up to 10% in income tax rates took effect. Governor Whitman recently signed into law further reductions up to 15% for some taxpayers effective January 1, 1996, completing her campaign promise to reduce income taxes by up to 30% for most taxpayers within three years.

On June 28, 1996, Governor Whitman signed the New Jersey Legislature's $16.5 billion budget for Fiscal Year 1997. The balanced budget, which includes $550 million in surplus, is slightly less than the 1996 budget. Whether the State can achieve a balanced budget depends on its ability to enact and implement expenditure reductions and to collect the estimated tax revenues.

Litigation. The State is a party in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings and other alleged violations of State and Federal laws. Included in the State's outstanding litigation are cases challenging the following: the funding of teachers' pension funds, the adequacy of medicaid reimbursement for hospital services, the hospital assessment authorized by the Health Care Reform Act of 1992, various provisions, and the constitutionality of the Fair Automobile Insurance Reform Act of 1990, the State's role in a consent order concerning the construction of a resource facility in Passaic County, actions taken by the New Jersey Bureau of Securities against an individual, the State's actions regarding alleged chromium contamination of State-owned property in Hudson County, the issuance of emergency redirection orders and a draft permit by the Department of Environmental Protection and Energy, refusal of the State to share with Camden County federal funding the State recently received for disproportionate share hospital payments made to county psychiatric facilities, and the constitutionality of annual A-901 hazardous and solid waste licensure renewal fees collected by the Department of Environmental Protection and Energy. Adverse judgments in these and other matters could have the potential for either a significant loss of revenue or a significant unanticipated expenditure by the State.

At any given time, there are various numbers of claims and cases pending against the State, State agencies and employees seeking recovery of monetary damages that are primarily paid out of the fund created pursuant to the New Jersey Tort Claims Act. In addition, at any given time, there are various numbers of contract claims against the State and State agencies seeking recovery of monetary damages. The State is unable to estimate its exposure for these claims.

Debt Ratings. For many years, both Moody's Investors Service, Inc. and Standard and Poor's Corporation rated New Jersey general obligation bonds " Aaa" and "AAA" , respectively. On July 3, 1991, however, Standard and Poor's Corporation downgraded New Jersey general obligation bonds to " AA+." On June 4, 1992, Standard and Poor's Corporation placed New Jersey general obligation bonds on CreditWatch with negative implications, citing as its principal reason for its caution the unexpected denial by the federal government of New Jersey's request for $450 million in retroactive Medicaid payments for psychiatric hospitals. These funds were critical to closing a $1 billion gap in the State's $15 billion budget for fiscal year 1992 which ended on June 30, 1992. Under New Jersey state law, the gap in the budget was required to be closed before the new budget year began on July 1, 1992. Standard and Poor's suggested the State could close fiscal 1992's budget gap and help fill fiscal 1993's hole by a reversion of $700 million of pension contributions to its general fund under a proposal to change the way the State calculates its pension liability.

On July 6, 1992, Standard and Poor's Corporation reaffirmed its "AA+" rating for New Jersey general obligation bonds and removed the debt from its CreditWatch list, although it stated that New Jersey's long-term financial outlook was negative. Standard and Poor's Corporation was concerned that the State was entering fiscal 1993 with only a $26 million surplus and remained concerned about whether the State economy would recover quickly enough to meet lawmakers' revenue projections. It also remained concerned about the recent federal ruling leaving in doubt how much the State was due in retroactive Medicaid reimbursements and a ruling by a federal judge, now on appeal, of the State's method for paying for uninsured hospital patients. However, on July 27, 1994, Standard and Poor's announced that it was changing the State's outlook from negative to stable due to a brightening of the State's prospects as a result of Governor Whitman's effort to trim spending and cut taxes, coupled with an improving economy. Standard and Poor's reaffirmed its "
AA+" rating at the same time.

On August 24, 1992, Moody's Investors Service, Inc. downgraded New Jersey general obligation bonds to "Aa1," stating that the reduction reflected a developing pattern of reliance on nonrecurring measures to achieve budgetary balance, four years of financial operations marked by revenue shortfalls and operating deficits, and the likelihood that serious financial pressures will persist. On August 5, 1994, Moody's reaffirmed its "Aa1"
 rating, citing on the positive side New Jersey's broad-based economy, high income levels, history of maintaining a positive financial position and moderate (albeit rising) debt ratios, and on the negative side, a continued reliance on one-time revenue and a dependence on pension-related savings to achieve budgetary balance.

Tax Status. For a discussion of the Federal tax status of income earned on New Jersey IM-IT Trust Units, see "Federal Tax Status" in Part II of this Prospectus.

In the opinion of Pitney, Hardin, Kipp & Szuch, special counsel to the Fund for New Jersey tax matters, under existing law:

(1)The New Jersey IM-IT Trust will be recognized as a trust and not an association taxable as a corporation. The New Jersey IM-IT Trust will not be subject to the New Jersey Corporation Business Tax or the New Jersey Corporation Income Tax.

(2)With respect to the non-corporate Unitholders who are residents of New Jersey, the income of the New Jersey IM-IT Trust which is allocable to each such Unitholder will be treated as the income of such Unitholder under the New Jersey Gross Income Tax. Interest on the underlying Bonds which would be exempt from New Jersey Gross Income Tax if directly received by such Unitholder will retain its status as tax-exempt interest when received by the New Jersey IM-IT Trust and distributed to such Unitholder. Any proceeds paid under the insurance policy issued to the Trustee of the New Jersey IM-IT Trust with respect to the Bonds or under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted obligations held by the Trustee will be exempt from New Jersey Gross Income Tax if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations.

(3)A non-corporate Unitholder will not be subject to the New Jersey Gross Income Tax on any gain realized either when the New Jersey IM-IT Trust disposes of a Bond (whether by sale, exchange, redemption, or payment at maturity), when the Unitholder redeems or sells his Units or upon payment of any proceeds under the insurance policy issued to the Trustee of the New Jersey IM-IT Trust with respect to the Bonds or under individual policies obtained by issuers of Bonds which represent maturing principal on defaulted obligations held by the Trustee. Any loss realized on such disposition may not be utilized to offset gains realized by such Unitholder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax.

(4)Units of the New Jersey IM-IT Trust may be taxable on the death of a Unitholder under the New Jersey Transfer Inheritance Tax Law or the New Jersey Estate Tax Law.

(5)If a Unitholder is a corporation subject to the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, interest from the Bonds in the New Jersey IM-IT Trust which is allocable to such corporation will be includable in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, less any interest expense incurred to carry such investment to the extent such interest expense has not been deducted in computing Federal taxable income. Net gains derived by such corporation on the disposition of the Bonds by the New Jersey IM-IT Trust or on the disposition of its Units will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax. Any proceeds paid under the insurance policy issued to the Trustee of the New Jersey IM-IT Trust with respect to the Bonds or under individual policies obtained by issuers of Bonds which represent maturing interest or maturing principal on defaulted obligations held by the Trustee will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax if, and to the same extent as, such interest or proceeds would have been so included if paid by the issuer of the defaulted obligations.




Per Unit Information:                                                         Semi-
                                                                 Monthly      Annual
                                                                ------------ -----------
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit..................... $     52.62  $    52.62
 Less: Estimated Annual Expense per Unit <F1>.................. $      2.39  $     1.92
 Less: Annual Premium on Portfolio Insurance per Unit..........          --          --
 Estimated Net Annual Interest Income per Unit................. $     50.23  $    50.70
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit................. $     50.23  $    50.70
 Divided by 12 and 2, respectively............................. $      4.18  $    25.35
Estimated Daily Rate of Net Interest Accrual per Unit.......... $    .13954  $   .14085
Estimated Current Return Based on Public Offering Price <F2>...        5.02%       5.07%
Estimated Long-Term Return <F2>................................        5.03%       5.08%
Estimated Initial Monthly Distribution (March 1997)............ $      4.04
Estimated Initial Semi-annual Distribution (July 1997).........              $    20.98
Estimated Normal Distribution per Unit <F2>.................... $      4.18  $    25.35


Trustee's Annual Fee <F3>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                New Jersey IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... TENTH day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                January and July

----------

<F1>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" in Part II of this Prospectus).

<F2>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" in Part II of this Prospectus. For a discussion of how these returns are calculated, see "Unitholder Explanations--Estimated Current Returns and Estimated Long-Term Returns" in Part II of this Prospectus. These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Other Matters--Estimated Cash Flows to Unitholders" .

<F3>Based on the size of the Trust on the Date of Deposit and assuming all
Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fees for ordinary recurring services would initially amount to $1,525. Assuming in the alternative that all Unitholders had elected the monthly distribution plan, such fees would initially amount to $2,721.





NEW JERSEY INSURED MUNICIPALS INCOME TRUST
SERIES 117 (IM-IT AND QUALITY MULTI-SERIES 287)
PORTFOLIO As of February 6, 1997

                                                                                                               Offering
                                                                                                               Price To New
                                                                                                               Jersey
Aggregate     Name of Issuer, Title, Interest Rate and Maturity Date of                     Redemption         IM-IT
              either Bonds Deposited or Bonds Contracted for<F1><F5>            Rating<F2>  Feature<F3>        Trust<F4>
------------- -------------------------------------------------------------- -------------- ------------------ -------------
$     105,000 Board of Education of the Township of Hainesport, County of
              Burlington, New Jersey, School Bonds, Series 1997   (MBIA
              Insured)  #5.375% Due 1/1/2016................................            AAA 2006 @ 100         $     102,786
      500,000 Essex County Utilities Authority, New Jersey, Solid Waste
              System Revenue Bonds, Tax-Exempt Series 1996A (FSA Insured)                   2006 @ 102
              #5.60% Due 4/1/2016...........................................            AAA 2012 @ 100 S.F.          502,500
       50,000 Town of West New York, Municipal Utilities Authority (Hudson
              County, New Jersey) Sewer Revenue and Refunding Capital
              Appreciation Bonds, Series 1991 (FGIC Insured)  #0.00% Due
              12/15/2019....................................................            AAA                           14,206<F6>
      500,000 Board of Education of the Township of Readington in the
              County of Hunterdon, New Jersey (New Jersey School Bond
              Reserve Act) FGIC Insured  325M-5.60% Due 1/1/2021                        AAA 2007 @ 101
              #175M-5.60% Due 1/1/2022......................................            AAA 2007 @ 101               502,500
      500,000 New Jersey Educational Facilities Authority, Revenue Bonds,
              University of Medicine and Dentistry of New Jersey Issue,                     2005 @ 101
              Series 1995B (AMBAC Indemnity Insured)  #5.25% Due 12/1/2021..            AAA 2018 @ 100 S.F.          477,460
      235,000 Gloucester County Utilities Authority, New Jersey, Sewer
              Revenue Refunding Bonds, Series 1996 (MBIA Insured)  #5.45%                   2006 @ 101
              Due 1/1/2024..................................................            AAA 2017 @ 100 S.F.          230,652
      500,000 Delaware River Port Authority, Pennsylvania and New Jersey,                   2006 @ 102
              Revenue Bonds, Series 1995 (FGIC Insured)  #5.50% Due 1/1/2026            AAA 2017 @ 100 S.F.          493,240
      100,000 Board of Education of the Township of Pohatcong, County of
              Warren, New Jersey, School Bonds (FSA Insured)  #5.95% Due
              7/15/2026.....................................................            AAA 2006 @ 102               103,422
      500,000 Port Authority of New York and New Jersey, 109th Series                       2007 @ 101
              (FSA Insured)  #5.375% Due 7/15/2027..........................            AAA 2023 @ 100 S.F.          483,305
$   2,990,000                                                                                                  $   2,910,071
=============                                                                                                  =============

----------
All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" in Part II of this Prospectus.

For an explanation of the footnotes used on this page, see "Notes to Portfolios".





NEW YORK IM-IT TRUST

--------------------------------------------------------------------------
General. The New York IM-IT Trust consists of 8 issues of Securities. One of the Bonds in the New York IM-IT Trust is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total New York IM-IT Trust) as follows: Higher Education, 4 (50%); Water and Sewer, 2 (21%); General Obligation, 1 (15%) and General Purpose, 1 (14%). No Bond issue has received a provisional rating.

Risk Factors. A resident of New York State (or New York City) will be subject to New York State (or New York City) personal income tax with respect to gains realized when New York Obligations held in the New York IM-IT Trust are sold, redeemed or paid at maturity or when his Units are sold or redeemed, such gain will equal the proceeds of sale, redemption or payment less the tax basis of the New York Obligation or Unit (adjusted to reflect (a) the amortization of premium or discount, if any, on New York Obligations held in the Trust, (b) accrued original issue discount, with respect to each New York Obligation which, at the time the New York Obligation was issued had original issue discount, and (c) the deposit of New York Obligations with accrued interest in the Trust after the Unitholder's settlement date).

Interest or gain from the New York IM-IT Trust derived by a Unitholder who is not a resident of New York State (or New York City) will not be subject to New York State (or New York City) personal income tax, unless the Units are property employed in a business, trade, profession or occupation carried on in New York State (or New York City).

Amounts paid on defaulted New York Obligations held by the Trustee under policies of insurance issued with respect to such New York Obligations will be excludable from income for New York State and New York City income tax purposes, if and to the same extent as, such interest would have been excludable if paid by the respective issuer.

For purposes of the New York State and New York City franchise tax on corporations, Unitholders which are subject to such tax will be required to include in their entire net income any interest or gains distributed to them even though distributed in respect of New York obligations.

If borrowed funds are used to purchase Units in the Trust, all (or part) of the interest on such indebtedness will not be deductible for New York State and New York City tax purposes. The purchase of Units may be considered to have been made with borrowed funds even though such funds are not directly traceable to the purchase of Units in any New York Trust.

The Portfolio of the New York IM-IT Trust includes obligations issued by New York State (the "State"), by its various public bodies (the "
Agencies"), and/or by other entities located within the State, including the City of New York (the "City").

Some of the more significant events relating to the financial situation in New York are summarized below. This section provides only a brief summary of the complex factors affecting the financial situation in New York and is based in part on Official Statements issued by, and on other information reported by the State, the City and the Agencies in connection with the issuance of their respective securities.

There can be no assurance that future statewide or regional economic difficulties, and the resulting impact on State or local government finances generally, will not adversely affect the market value of New York Municipal Obligations held in the portfolio of the Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

The State has historically been one of the wealthiest states in the nation. For decades, however, the State economy has grown more slowly than that of the nation as a whole, gradually eroding the State's relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City has also had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

The State has for many years had a very high state and local tax burden relative to other states. The burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

A national recession commenced in mid-1990. The downturn continued throughout the State's 1990-91 fiscal year and was followed by a period of weak economic growth during the 1991 calendar year. For calendar year 1992, the national economy continued to recover, although at a rate below all post-war recoveries. For calendar year 1993, the economy is expected to grow faster than 1992, but still at a very moderate rate, as compared to other recoveries. The national recession has been more severe in the State because of factors such as a significant retrenchment in the financial services industry, cutbacks in defense spending, and an overbuilt real estate market.

1993-94 Fiscal Year. On April 5, 1993, the State Legislature approved a $32.08 billion budget. Following enactment of the budget the 1993-94 State Financial Plan was formulated on April 16, 1993. This Plan projects General Fund receipts and transfers from other funds at $32.367 billion and disbursements and transfers to other funds at $32.300 billion. In comparison to the Governor's recommended Executive Budget for the 1993-94 fiscal year, as revised on February 18, 1993, the 1993-94 State Financial Plan reflects increases in both receipts and disbursements in the General Fund of $811 million.

While a portion of the increased receipts was the result of a $487 million increase in the State's 1992-93 positive year-end margin at March 31, 1993 to $671 million, the balance of such increased receipts is based upon (i) a projected $269 million increase in receipts resulting from improved 1992-93 results and the expectation of an improving economy, (ii) projected additional payments of $200 million from the Federal government as reimbursements for indigent medical care, (iii) the early payment of $50 million of personal tax returns in 1992-93 which otherwise would have been paid in 1993-94; offset by
(iv) the State Legislature's failure to enact $195 million of additional revenue-raising recommendations proposed by the Governor. There can be no assurances that all of the projected receipts referred to above will be received.

Despite the $811 million increase in disbursements included in the 1993-94 State Financial Plan, a reduction in aid to some local government units can be expected. To offset a portion of such reductions, the 1993-94 State Financial Plan contains a package of mandate relief, cost containment and other proposals to reduce the costs of many programs for which local governments provide funding. There can be no assurance, however, that localities that suffer cuts will not be adversely affected, leading to further requests for State financial assistance.

There can be no assurance that the State will not face substantial potential budget gaps in the future resulting from a significant disparity between tax revenues projected from a lower recurring receipts base and the spending required to maintain State programs at current levels. To address any potential budgetary imbalance, the State may need to take significant actions to align recurring receipts and disbursements.

1992-93 Fiscal Year. Before giving effect to a 1992-93 year-end deposit to the refund reserve account of $671 million, General Fund receipts in 1992-93 would have been $716 million higher than originally projected. This year-end deposit effectively reduced 1992-93 receipts by $671 million and made those receipts available for 1993-94.

The State's favorable performance primarily resulted from income tax collections that were $700 million higher than projected which reflected both stronger economic activity and tax-induced one-time acceleration of income into 1992. In other areas larger than projected business tax collections and unbudgeted receipts offset the loss of $200 million of anticipated Federal reimbursement and losses of, or shortfalls in, other projected revenue sources.

For 1992-93, disbursements and transfers to other funds (including the deposit to the refund reserve account discussed above) totalled $30.829 billion, an increase of $45 million above projections in April 1992.

Fiscal year 1992-93 was the first time in four years that the State did not incur a cash-basis operating deficit in the General Fund requiring the issuance of deficit notes or other bonds, spending cuts or other revenue raising measures.

Indebtedness. As of March 31, 1993, the total amount of long-term State general obligation debt authorized but unissued stood at $2.4 billion. As of the same date, the State had approximately $5.4 billion in general obligation bonds. The State issued $850 million in tax and revenue anticipation notes ("TRANS" ) on April 28, 1993. The State does not project the need to issue additional TRANS during the State's 1993-94 fiscal year.

The State projects that its borrowings for capital purposes during the State's 1993-94 fiscal year will consist of $460 million in general obligation bonds and $140 million in new commercial paper issuances. In addition, the State expects to issue $140 million in bonds for the purpose of redeeming outstanding bond anticipation notes. The Legislature has authorized the issuance of up to $85 million in certificates of participation during the State's 1993-94 fiscal year for personal and real property acquisitions during the State's 1993-94 fiscal year. The projection of the State regarding its borrowings for the 1993-94 fiscal year may change if actual receipts fall short of State projections or if other circumstances require.

In June 1990, legislation was enacted creating the "New York Local
Government Assistance Corporation" ("LGAC" ), a public benefit corporation empowered to issue long-term obligations to fund certain payments to local governments traditionally funded through the State's annual seasonal borrowing. To date, LGAC has issued its bonds to provide net proceeds of $3.28 billion. LGAC has been authorized to issue additional bonds to provide net proceeds of $703 million during the State's 1993-94 fiscal year.

Ratings. The $850 million in TRANS issued by the State in April 1993 were rated SP-1-Plus by S&P on April 26, 1993, and MIG-1 by Moody's on April 23, 1993, which represents the highest ratings given by such agencies and the first time the State's TRANS have received these ratings since its May 1989 TRANS issuance. Both agencies cited the State's improved fiscal position as a significant factor in the upgrading of the April 1993 TRANS.

Moody's rating of the State's general obligation bonds stood at A on April 23, 1993, and S&P's rating stood at A- with a stable outlook on April 26, 1993, an improvement from S&P's negative outlook prior to April 1993. Previously, Moody's lowered its rating to A on June 6, 1990, its rating having been A1 since May 27, 1986. S&P lowered its rating from A to A- on January 13, 1992. S&P's previous ratings were A from March 1990 to January 1992, AA- from August 1987 to March 1990 and A+ from November 1982 to August 1987.

Moody's, in confirming its rating of the State's general obligation bonds, and S&P, in improving its outlook on such bonds from negative to stable, noted the State's improved fiscal condition and reasonable revenue assumptions contained in the 1993-94 State budget.

The City accounts for approximately 41% of the State's population and personal income, and the City's financial health affects the State in numerous ways.

In response to the City's fiscal crisis in 1975, the State took a number of steps to assist the City in returning to fiscal stability. Among other actions, the State Legislature (i) created MAC to assist with long-term financing for the City's short-term debt and other cash requirements and (ii) created the State Financial Control Board (the "Control Board") to review and approve the City's budgets and City four-year financial plans (the financial plans also apply to certain City-related public agencies (the " Covered Organizations").

In February 1975, the New York State Urban Development Corporation ("
UDC"), which had approximately $1 billion of outstanding debt, defaulted on certain of its short-term notes. Shortly after the UDC default, the City entered a period of financial crisis. Both the State Legislature and the United States Congress enacted legislation in response to this crisis. During 1975, the State Legislature (i) created MAC to assist with long-term financing for the City's short-term debt and other cash requirements and (ii) created the State Financial Control Board (the "Control Board") to review and approve the City's budgets and City four-year financial plans (the financial plans also apply to certain City-related public agencies (the "Covered Organizations")).

Over the past three years, the rate of economic growth in the City has slowed substantially, and the City's economy is currently in recession. The City projects, and its current four-year financial plan assumes, a recovery early in the 1993 calendar year. The Mayor is responsible for preparing the City's four-year financial plan, including the City's current financial plan. The City Comptroller has issued reports concluding that the recession of the City's economy will be more severe and last longer than is assumed in the financial plan.

Fiscal Year 1993 and 1993-1996 Financial Plan. The City's 1993 fiscal year results are projected to be balanced in accordance with generally accepted accounting principles ("GAAP"). The City was required to close substantial budget gaps in its 1990, 1991 and 1992 fiscal years in order to maintain balanced operating results.

The City's modified Financial Plan dated February 9, 1993 covering fiscal years 1993-1996 projects budget gaps for 1994 through 1996. The Office of the State Deputy Controller for the City of New York has estimated that under the modified Financial Plan budget gaps will be $102 million for fiscal year 1994, $196 million for fiscal year 1995 and $354 million for fiscal year 1996, primarily due to anticipated higher spending on labor costs.

However, the City's modified Plan is dependent upon a gap-closing program, certain elements of which the staff of Control Board identified on March 25, 1993 to be at risk due to projected levels of State and Federal aid and revenue and expenditures estimates which may not be achievable. The Control Board indicated that the City's modified Financial Plan does not make progress towards establishing a balanced budget process. The Control Board's report identified budget gap risks of $1.0 billion, $1.9 billion, $2.3 billion and $2.6 billion in fiscal years 1994 through 1997, respectively.

On June 3, 1993, the Mayor announced that State and federal aid for Fiscal Year 1993-1994 would be $280 million less than projected and that in order to balance the City's budget $176 million of previously announced contingent budget cuts would be imposed. The Mayor indicated that further savings would entail serious reductions in services. The State Comptroller on June 14, 1993 criticized efforts by the Mayor and City Council to balance the City's budget which rely primarily on one-shot revenues. The Comptroller added that the City's budget should be based on "recurring revenues that fund recurring expenditures." Given the foregoing factors, there can be no assurance that the City will continue to maintain a balanced budget, or that it can maintain a balanced budget without additional tax or other revenue increases or reductions in City services, which could adversely affect the City's economic base.

Pursuant to State law, the City prepares a four-year annual financial plan, which is reviewed and revised on a quarterly basis and which includes the City's capital, revenue and expense projections. The City is required to submit its financial plans to review bodies, including the Control Board. If the City were to experience certain adverse financial circumstances, including the occurrence or the substantial likelihood and imminence of the occurrence of an annual operating deficit of more than $100 million or the loss of access to the public credit markets to satisfy the City's capital and seasonal financial requirements, the Control Board would be required by State law to exercise certain powers, including prior approval of City financial plans, proposed borrowings and certain contracts.

The City depends on the State for State aid both to enable the City to balance its budget and to meet its cash requirements. As a result of the national and regional economic recession, the State's projections of tax revenues for its 1991 and 1992 fiscal years were substantially reduced. For its 1993 fiscal year, the State, before taking any remedial action reflected in the State budget enacted by the State Legislature on April 2, 1992 reported a potential budget deficit of $4.8 billion. If the State experiences revenue shortfalls or spending increases beyond its projections during its 1993 fiscal year or subsequent years, such developments could also result in reductions in projected State aid to the City. In addition, there can be no assurance that State budgets in future fiscal years will be adopted by the April 1 statutory deadline and that there will not be adverse effects on the City's cash flow and additional City expenditures as a result of such delays.

The City's projections set forth in its financial plan are based on various assumptions and contingencies which are uncertain and which may not materialize. Changes in major assumptions could significantly affect the City's ability to balance its budget as required by State law and to meet its annual cash flow and financing requirements. Such assumptions and contingencies include the timing of any regional and local economic recovery, the absence of wage increases in excess of the increases assumed in its financial plan, employment growth, provision of State and Federal aid and mandate relief, State legislative approval of future State budgets, levels of education expenditures as may be required by State law, adoption of future City budgets by the New York City Council, and approval by the Governor or the State Legislature and the cooperation of MAC with respect to various other actions proposed in such financial plan.

The City's ability to maintain a balanced operating budget is dependent on whether it can implement necessary service and personnel reduction programs successfully. As discussed above, the City must identify additional expenditure reductions and revenue sources to achieve balanced operating budgets for fiscal years 1994 and thereafter. Any such proposed expenditure reductions will be difficult to implement because of their size and the substantial expenditure reductions already imposed on City operations in the past two years.

Attaining a balanced budget is also dependent upon the City's ability to market its securities successfully in the public credit markets. The City's financing program for fiscal years 1993 through 1996 contemplates issuance of $15.7 billion of general obligation bonds primarily to reconstruct and rehabilitate the City's infrastructure and physical assets and to make capital investments. A significant portion of such bond financing is used to reimburse the City's general fund for capital expenditures already incurred. In addition, the City issues revenue and tax anticipation notes to finance its seasonal working capital requirements. The terms and success of projected public sales of City general obligation bonds and notes will be subject to prevailing market conditions at the time of the sale, and no assurance can be given that the credit markets will absorb the projected amounts of public bond and note sales. In addition, future developments concerning the City and public discussion of such developments, the City's future financial needs and other issues may affect the market for outstanding City general obligation bonds and notes. If the City were unable to sell its general obligation bonds and notes, it would be prevented from meeting its planned operating and capital expenditures.

The City Comptroller, the staff of the Control Board, the Office of the State Deputy Comptroller for the City of New York (the "OSDC") and other agencies and public officials have issued reports and made public statements which, among other things, state that projected revenues may be less and future expenditures may be greater than those forecast in the financial plan. In addition, the Control Board and other agencies have questioned whether the City has the capacity to generate sufficient revenues in the future to meet the costs of its expenditure increases and to provide necessary services. It is reasonable to expect that such reports and statements will continue to be issued and to engender public comment.

Fiscal Years 1990, 1991 and 1992. The City achieved balanced operating results as reported in accordance with GAAP for the 1992 fiscal year. During the 1990 and 1991 fiscal years, the City implemented various actions to offset a projected budget deficit of $3.2 billion for the 1991 fiscal year, which resulted from declines in City revenue sources and increased public assistance needs due to the recession. Such actions included $822 million of tax increases and substantial expenditure reductions.

The quarterly modification to the City's financial plan submitted to the Control Board on May 7, 1992 (the "1992 Modification") projected a balanced budget in accordance with GAAP for the 1992 fiscal year after taking into account a discretionary transfer of $455 million to the 1993 fiscal year as the result of a 1992 fiscal year surplus. In order to achieve a balanced budget for the 1992 fiscal year, during the 1991 fiscal year, the City proposed various actions for the 1992 fiscal year to close a projected gap of $3.3 billion in the 1992 fiscal year.

On November 19, 1992, the City submitted to the Control Board the Financial Plan for the 1993 through 1996 fiscal years, which is a modification to a financial plan submitted to the Control Board on June 11, 1992 (the "June Financial Plan"), and which relates to the City, the Board of Education ("BOE") and the City University of New York ("CUNY"). The
1993-1996 Financial Plan projects revenues and expenditures of $29.9 billion each for the 1993 fiscal year balanced in accordance with GAAP.

During the 1992 fiscal year, the City proposed various actions to close a previously projected gap of approximately $1.2 billion for the 1993 fiscal year. The gap-closing actions for the 1993 fiscal year proposed during the 1992 fiscal year and outlined in the City's June Financial Plan included $489 million of discretionary transfers from the 1992 fiscal year. The 1993-1996 City Financial Plan includes additional gap-closing actions to offset an additional potential $81 million budget gap.

The 1993-1996 Financial Plan also sets forth projections and outlines a proposed gap-closing program for the 1994 through 1996 fiscal years to close projected budget gaps of $1.7 billion, $2.0 billion and $2.6 billion, respectively, in the 1994 through 1996 fiscal years. On February 9, 1993, the City issued a modification to the 1993-1996 Financial Plan (the "February Modification"). The February Modification projects budget gaps for fiscal years 1994, 1995 and 1996 of $2.1 billion, $3.1 billion and $3.8 billion, respectively.

Various actions proposed in the 1993-1996 Financial Plan are subject to approval by the Governor and approval by the State Legislature, and the proposed increase in Federal aid is subject to approval by Congress and the President. The State Legislature has in the past failed to approve certain proposals similar to those that the 1993-1996 Financial Plan assumes will be approved by the State Legislature during the 1993 fiscal year. If these actions cannot be implemented, the City will be required to take other actions to decrease expenditures or increase revenues to maintain a balanced financial plan.

On March 9, 1993, OSDC issued a report on the February Modification. The report expressed concern that the budget gaps projected for fiscal years 1994 through 1996 are the largest the City has faced at this point in the financial planning cycle in at least a decade, and concluded that the February Modification represented a step backward in the City's efforts to bring recurring revenues into line with recurring expenditures.

The City is a defendant in a significant number of lawsuits. Such litigation includes, but is not limited to, actions commenced and claims asserted against the City arising out of alleged constitutional violations, torts, breaches of contracts, and other violations of law and condemnation proceedings. While the ultimate outcome and fiscal impact, if any, on the proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the City's ability to carry out its financial plan. As of June 30, 1992, legal claims in excess of $341 billion were outstanding against the City for which the City estimated its potential future liability to be $2.3 billion.

As of the date of this prospectus, Moody's rating of the City's general obligation bonds stood at Baa1 and S&P's rating stood at A-. On February 11, 1991, Moody's had lowered its rating from A.

On March 30, 1993, in confirming its Baa1 rating, Moody's noted that:

The financial plan for fiscal year 1994 and beyond shows an ongoing imbalance between the City's expenditures and revenues. The key indication of this structural imbalance is not necessarily the presence of sizable out-year budget gaps, but the recurring use of one-shot actions to close gaps. One-shots constitute a significant share of the proposed gap-closing program for fiscal year 1994, and they represent an even larger share of those measures which the City seems reasonably certain to attain. Several major elements of the program, including certain state actions, federal counter cyclical aid and part of the city's tax package, remain uncertain. However, the gap closing plan may be substantially altered when the executive budget is offered later this spring.

On March 30, 1993, S&P affirmed its A- rating with a negative outlook, stating that:

The City's key credit factors are marked by a high and growing debt burden, and taxation levels that are relatively high, but stable. The City's economy is broad-based and diverse, but currently is in prolonged recession, with slow growth prospects for the foreseeable future.

The rating outlook is negative, reflecting the continued fiscal pressure facing the City, driven by continued weakness in the local economy, rising spending pressures for education and labor costs of city employees, and increasing costs associated with rising debt for capital construction and repair.

The current financial plan for the City assumes substantial increases in aid from national and state governments. Maintenance of the current rating, and stabilization of the rating outlook, will depend on the City's success in realizing budgetary aid from these governments, or replacing those revenues with ongoing revenue-raising measures or spending reductions under the City's control. However, increased reliance on non-recurring budget balancing measures that would support current spending, but defer budgetary gaps to future years, would be viewed by S&P as detrimental to New York City's single-'A-' rating.

Previously, Moody's had raised its rating to A in May, 1988, to Baa1 in December, 1985, to Baa in November, 1983 and to Ba1 in November, 1981. S&P had raised its rating to A- in November, 1987, to BBB+ in July, 1985 and to BBB in March, 1981.

On May 9, 1990, Moody's revised downward its rating on outstanding City revenue anticipation notes from MIG-1 to MIG-2 and rated the $900 million Notes then being sold MIG-2. On April 30, 1991 Moody's confirmed its MIG-2 rating for the outstanding revenue anticipation notes and for the $1.25 billion in notes then being sold. On April 29, 1991, S&P revised downward its rating on City revenue anticipation notes from SP-1 to SP-2.

As of December 31, 1992, the City and MAC had, respectively, $20.3 billion and $4.7 billion of outstanding net long-term indebtedness.

Certain Agencies of the State have faced substantial financial difficulties which could adversely affect the ability of such Agencies to make payments of interest on, and principal amounts of, their respective bonds. The difficulties have in certain instances caused the State (under so-called " moral obligation" provisions which are non-binding statutory provisions for State appropriations to maintain various debt service reserve funds) to appropriate funds on behalf of the Agencies. Moreover, it is expected that the problems faced by these Agencies will continue and will require increasing amounts of State assistance in future years. Failure of the State to appropriate necessary amounts or to take other action to permit those Agencies having financial difficulties to meet their obligations could result in a default by one or more of the Agencies. Such default, if it were to occur, would be likely to have a significant adverse effect on investor confidence in, and therefore the market price of, obligations of the defaulting Agencies. In addition, any default in payment on any general obligation of any Agency whose bonds contain a moral obligation provision could constitute a failure of certain conditions that must be satisfied in connection with Federal guarantees of City and MAC obligations and could thus jeopardize the City's long-term financing plans.

As of September 30, 1992, the State reported that there were eighteen Agencies that each had outstanding debt of $100 million or more. These eighteen Agencies had an aggregate of $62.2 billion of outstanding debt, including refunding bonds, of which the State was obligated under lease-purchase, contractual obligation or moral obligation provisions on $25.3 billion.

The State is a defendant in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings and other alleged violations of State and Federal laws. Included in the State's outstanding litigation are a number of cases challenging the constitutionality or the adequacy and effectiveness of a variety of significant social welfare programs primarily involving the State's mental hygiene programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care which could require substantial increased financing of the litigated programs in the future.

The State is also engaged in a variety of claims wherein significant monetary damages are sought. Actions commenced by several Indian nations claim that significant amounts of land were unconstitutionally taken from the Indians in violation of various treaties and agreements during the eighteenth and nineteenth centuries. The claimants seek recovery of approximately six million acres of land as well as compensatory and punitive damages.

The U.S. Supreme Court on March 30, 1993 referred to a Special Master for determination of damages in an action by the State of Delaware to recover certain unclaimed dividends, interest and other distributions made by issuers of securities held by New York based-brokers incorporated in Delaware. (State of Delaware v. State of New York.) The State had taken such unclaimed property under its Abandoned Property Law. The State expects that it may pay a significant amount in damages during fiscal year 1993-94 but it has indicated that it has sufficient funds on hand to pay any such award, including funds held in contingency reserves. The State's 1993-94 Financial Plan includes the establishment of a $100 million contingency reserve fund which would be available to fund such an award which some reports have estimated at $100-$800 million.

In Schulz v. State of New York, commenced May 24, 1993 ("Schulz 1993"), petitioners have challenged the constitutionality of mass transportation bonding programs of the New York State Thruway Authority and the Metropolitan Transportation Authority. On May 24, 1993, the Supreme Court, Albany County, temporarily enjoined the State from implementing those bonding programs. In previous actions Mr. Schulz and others have challenged on similar grounds bonding programs for the New York State Urban Development Corporation and the New York Local Government Assistance Corporation. While there have been no decisions on the merits in such previous actions, by an opinion dated May 11, 1993, the New York Court of Appeals held in a proceeding commenced on April 29, 1991 in the Supreme Court, Albany County (Schulz v. State of New York), that petitioners had standing as voters under the State Constitution to bring such action.

Petitioners in Schulz 1993 have asserted that issuance of bonds by the two Authorities is subject to approval by statewide referendum. At this time there can be no forecast of the likelihood of success on the merits by the petitioners, but a decision upholding this constitutional challenge could restrict and limit the ability of the State and its instrumentalities to borrow funds in the future. The State has not indicated that the temporary injunction issued by the Supreme Court in this action will have any immediate impact on its financial condition or interfere with projects requiring immediate action.

Adverse developments in the foregoing proceedings or new proceedings could adversely affect the financial condition of the State in the future.

Certain localities in addition to New York City could have financial problems leading to requests for additional State assistance. Both the Revised 1992-1993 State Financial Plan and the recommended 1993-94 State Financial Plan includes a significant reduction in State aid to localities in such programs as revenue sharing and aid to education from projected base-line growth in such programs. It is expected that such reductions will result in the need for localities to reduce their spending or increase their revenues. The potential impact on the State of such actions by localities is not included in projections of State receipts and expenditures in the State's 1993-94 fiscal year.

Fiscal difficulties experienced by the City of Yonkers ("Yonkers") resulted in the creation of the Financial Control Board for the City of Yonkers (the "Yonkers Board" ) by the State in 1984. The Yonkers Board is charged with oversight of the fiscal affairs of Yonkers. Future actions taken by the Governor or the State Legislature to assist Yonkers could result in allocation of State resources in amounts that cannot yet be determined.

Municipalities and school districts have engaged in substantial short-term and long-term borrowings. In 1991, the total indebtedness of all localities in the State was approximately $31.6 billion, of which $16.8 billion was debt of New York City (excluding $6.7 billion in MAC debt). State law requires the Comptroller to review and make recommendations concerning the budgets of those local government units other than New York City authorized by State law to issue debt to finance deficits during the period that such deficit financing is outstanding. Fifteen localities had outstanding indebtedness for state financing at the close of their fiscal year ending in 1991. In 1992, an unusually large number of local government units requested authorization for deficit financings. According to the Comptroller, ten local government units have been authorized to issue deficit financing in the aggregate amount of $131.1 million.

Certain proposed Federal expenditure reductions could reduce, or in some cases eliminate, Federal funding of some local programs and accordingly might impose substantial increased expenditure requirements on affected localities. If the State, New York City or any of the Agencies were to suffer serious financial difficulties jeopardizing their respective access to the public credit markets, the marketability of notes and bonds issued by localities within the State, including notes or bonds in the New York IM-IT Trust, could be adversely affected. Localities also face anticipated and potential problems resulting from certain pending litigation, judicial decisions, and long-range economic trends. The longer-range potential problems of declining urban population, increasing expenditures, and other economic trends could adversely affect localities and require increasing State assistance in the future.

Tax Status. For a discussion of the Federal tax status of income earned on New York IM-IT Trust Units, see "Federal Tax Status" in Part II of this Prospectus.

In the opinion of Kroll & Tract LLP, special counsel to the Fund for New York tax matters, under existing New York law:

The New York IM-IT Trust is not an association taxable as a corporation and the income of the New York IM-IT Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York. Individuals who reside in New York State or City will not be subject to State and City tax on interest income which is exempt from Federal income tax under section 103 of the Internal Revenue Code of 1986 and derived from obligations of New York State or a political subdivision thereof, although they will be subject to New York State and City tax with respect to any gains realized when such obligations are sold, redeemed or paid at maturity or when any such Units are sold or redeemed.






Per Unit Information:                                                         Semi-
                                                                 Monthly      Annual
                                                                ------------ -----------
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit..................... $     53.56  $    53.56
 Less: Estimated Annual Expense per Unit <F1>.................. $      2.46  $     2.02
 Less: Annual Premium on Portfolio Insurance per Unit..........          --          --
 Estimated Net Annual Interest Income per Unit................. $     51.10  $    51.54
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit................. $     51.10  $    51.54
 Divided by 12 and 2, respectively............................. $      4.25  $    25.77
Estimated Daily Rate of Net Interest Accrual per Unit.......... $    .14194  $   .14317
Estimated Current Return Based on Public Offering Price <F2>...        5.11%       5.15%
Estimated Long-Term Return <F2>................................        5.12%       5.17%
Estimated Initial Monthly Distribution (March 1997)............ $      4.11
Estimated Initial Semi-annual Distribution (May 1997)..........              $    12.74
Estimated Normal Distribution per Unit <F2>.................... $      4.25  $    25.77


Trustee's Annual Fee <F3>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                New York IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... TENTH day of the month as follows: monthly--each month; semi-annual--May and November
Distribution Dates............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                May and November


----------

<F1>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" in Part II of this Prospectus).

<F2>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" in Part II of this Prospectus. For a discussion of how these returns are calculated, see "Unitholder Explanations--Estimated Current Returns and Estimated Long-Term Returns" in Part II of this Prospectus. These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Other Matters--Estimated Cash Flows to Unitholders".

<F3>Based on the size of the Trust on the Date of Deposit and assuming all
Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fees for ordinary recurring services would initially amount to $1,553. Assuming in the alternative that all Unitholders had elected the monthly distribution plan, such fees would initially amount to $2,771.





NEW YORK INSURED MUNICIPALS INCOME TRUST
SERIES 139 (IM-IT AND QUALITY MULTI-SERIES 287)
PORTFOLIO As of February 6, 1997

                                                                                                                      Offering
                                                                                                                      Price To New
Aggregate     Name of Issuer, Title, Interest Rate and Maturity Date of either                     Redemption         York  IM-IT
              Bonds Deposited or Bonds Contracted for<F1><F5>                          Rating<F2>  Feature<F3>        Trust<F4>
------------- --------------------------------------------------------------------- -------------- ------------------ -------------
$     160,000 Dormitory Authority of the State of New York, Mount Sinai School of
              Medicine, Insured Revenue Bonds, Series 1994A   (MBIA Insured)
              #5.00% Due 7/1/2016..................................................            AAA 2004 @ 102         $     147,747
      355,000 Dormitory Authority of the State of New York, Cooper Union, Insured
              Revenue Bonds, Series 1996 (AMBAC   Indemnity Insured)  #5.375% Due                  2006 @ 102
              7/1/2020.............................................................            AAA 2017 @ 100 S.F.          341,947
      500,000 New York State Dormitory Authority, Long Island University, Insured
              Revenue Bonds, Series 1996 (FSA Insured)  #5.50% Due 9/1/2020........            AAA 2006 @ 102               489,600
      500,000 Dormitory Authority of the State of New York, Revenue Bonds
              (Department of Education of the State of New York Issue) Series 1996                 2006 @ 102
              (CapMAC Insured)  #5.75% Due 7/1/2021................................            AAA 2012 @ 100 S.F.          502,510
      250,000 Buffalo, New York, Municipal Water Financing Authority, Water System                 2005 @ 100
              Revenue Bonds, Series 1995 (FGIC Insured)  #5.00% Due 7/1/2025.......            AAA 2020 @ 100 S.F.          226,758
      450,000 New York City, New York, General Obligation Bonds, Series J (FGIC                    2006 @ 101.50
              Insured)  #5.50% Due 2/15/2026.......................................            AAA 2025 @ 100 S.F.          434,614
      410,000 Western Nassau County, New York, Water Authority, Water System                       2006 @ 102
              Revenue Bonds (AMBAC Indemnity Insured)  #5.65% Due 5/1/2026.........            AAA 2017 @ 100 S.F.          409,106
      420,000 Battery Park City Authority, New York, Revenue Junior Bonds, Series                  2006 @ 102
              A (AMBAC Indemnity Insured)  #5.50% Due 11/1/2026....................            AAA 2017 @ 100 S.F.          410,092
$   3,045,000                                                                                                         $   2,962,374
=============                                                                                                         =============

----------
All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" in Part II of this Prospectus.

For an explanation of the footnotes used on this page, see "Notes to Portfolios".






PENNSYLVANIA IM-IT TRUST

--------------------------------------------------------------------------
General. The Pennsylvania IM-IT Trust consists of 8 issues of Securities. Three of the Bonds in the Pennsylvania IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Pennsylvania IM-IT Trust) as follows: Water and Sewer, 3 (37%); Health Care, 2 (32%) and General Obligation, 3 (31%). No Bond issue has received a provisional rating.

Risk Factors. Investors should be aware of certain factors that might affect the financial conditions of the Commonwealth of Pennsylvania. Pennsylvania historically has been identified as a heavy industry state although that reputation has changed recently as the industrial composition of the Commonwealth diversified when the coal, steel and railroad industries began to decline. A more diversified economy was necessary as the traditionally strong industries in the Commonwealth declined due to a long-term shift in jobs, investment and workers away from the northeast part of the nation. The major sources of growth in Pennsylvania are in the service sector, including trade, medical and the health services, education and financial institutions. Pennsylvania's agricultural industries are also an important component of the Commonwealth's economic structure, accounting for more than $3.6 billion in crop and livestock products annually, while agribusiness and food related industries support $39 billion in economic activity annually.

Non-agricultural employment in the Commonwealth declined by 5.1 percent during the recessionary period from 1980 to 1983. In 1984, the declining trend was reversed as employment grew by 2.9 percent over 1983 levels. From 1983 to 1990, Commonwealth employment continued to grow each year, increasing an additional 14.3 percent. For the three years ended 1993, unemployment in the Commonwealth declined 1.2 percent.

Back to back recessions in the early 1980s reduced the manufacturing sector's employment levels moderately during 1980 and 1981, sharply during 1982, and even further in 1983. Non-manufacturing employment has increased steadily since 1980 to its 1993 level of 81.6 percent of total Commonwealth employment. Consequently, manufacturing employment constitutes a diminished share of total employment within the Commonwealth. Manufacturing, contributing 18.4 percent of 1993 non-agricultural employment, has fallen behind both the services sector and the trade sector as the largest single source of employment within the Commonwealth. In 1993 the services sector accounted for 29.9 percent of all non-agricultural employment while the trade sector accounted for 22.4 percent.

From 1983 to 1989, Pennsylvania's annual average unemployment rate dropped from 11.8 percent to 4.5 percent, falling below the national rate in 1986 for the first time in over a decade. Pennsylvania's annual average unemployment rate remained below the national average from 1986 until 1990. Slower economic growth caused the unemployment rate in the Commonwealth to rise to 6.9 percent in 1991 and 7.5 percent in 1992. The resumption of faster economic growth resulted in a decrease in the Commonwealth's unemployment rate to 7.1 percent in 1993. As of March 1995, the seasonally adjusted unemployment rate for the Commonwealth was 6.0 percent compared to 5.5 percent for the United States.

The five year period from fiscal 1990 through fiscal 1994 was marked by public health and welfare costs growing at a rate double the growth rate for all the state expenditures. Rising caseloads, increased utilization of services and rising prices joined to produce the rapid rise of public health and welfare costs at a time when a national recession caused tax revenues to stagnate and even decline. During the period from fiscal 1989 through fiscal 1993, public health and welfare costs rose by an average annual rate of 9.4 percent while tax revenues were growing at an average annual rate of 5.8 percent. Consequently, spending on other budget programs was restrained to a growth rate below 4.7 percent and sources of revenues other than taxes became larger components of fund revenues. Among those sources are transfers from other funds and hospital and nursing home pooling of contributions to use as federal matching funds.

Tax revenues declined in fiscal 1991 as a result of the recession in the economy. A $2.7 billion tax increase enacted for fiscal 1992 brought financial stability to the General Fund. That tax increase included several taxes with retroactive effective dates which generated some one-time revenues during fiscal 1992. The absence of those revenues in fiscal 1993 contributed to the decline in tax revenues shown for fiscal 1993. Fiscal 1994 revenues increased
4.1 percent, but a decline in other revenues caused by the end of medical assistance pooled financing in fiscal 1993 held total revenues to a 1.8 percent gain. Expenditures for fiscal 1994 rose by 4.3 percent.

It should be noted that the creditworthiness of obligations issued by local Pennsylvania issuers may be unrelated to the creditworthiness of obligations issued by the Commonwealth of Pennsylvania, and there is no obligation on the part of the Commonwealth to make payment on such local obligations in the event of default.

Financial information for the principal operating funds of the Commonwealth is maintained on a budgetary basis of accounting. A budgetary basis of accounting is used for the purpose of ensuring compliance with the enacted operating budget and is governed by applicable statutes of the Commonwealth and by administrative procedures. The Commonwealth also prepares annual financial statements in accordance with generally accepted accounting principles (" GAAP"). The budgetary basis financial information maintained by the Commonwealth to monitor and enforce budgetary control is adjusted at fiscal year-end to reflect appropriate accruals for financial reporting in conformity with GAAP.

Fiscal 1992 Financial Results. GAAP Basis: During fiscal 1992 the General Fund reported a $1.1 billion operating surplus. This operating surplus was achieved through legislated tax rate increases and tax base broadening measures enacted in August 1991 and by controlling expenditures through numerous cost reduction measures implemented throughout the fiscal year. As a result of the fiscal 1992 operating surplus, the fund balance increased to $87.5 million and the unreserved-undesignated deficit dropped to $138.6 million from its fiscal 1991 level of $1,146.2 million.

Budgetary Basis: Total revenues for the fiscal year were $14,516.8 million, a $2,654.5 million increase over cash revenues during fiscal 1991. Largely due to the tax revisions enacted for the budget, corporate tax receipts totalled $3,761.2 million, up from $2,656.3 million in fiscal 1991, sales tax receipts increased by $302 million to $4,499.7 million, and personal income tax receipts totalled $4,807.4 million, an increase of $1,443.8 million over receipts in fiscal 1991.

Spending increases in the fiscal 1992 budget were largely accounted for by increases for education, social services and corrections programs. Commonwealth funds for the support of public schools were increased by 9.8 percent to provide a $438 million increase to $4.9 billion for fiscal 1992. Child welfare appropriations supporting county operated child welfare programs were increased $67 million, more than 31.5 percent over fiscal 1991. Other social service areas such as medical and cash assistance also received significant funding increases as costs rose quickly as a result of the economic recession and high inflation rates of medical care costs. The costs of corrections programs, reflecting the marked increase in the prisoner population, increased by 12 percent. Economic development efforts, largely funded from bond proceeds in fiscal 1991, were continued with General Fund appropriations for fiscal 1992.

The budget included the use of several Medicaid pooled financing transactions. These pooling transactions replaced $135 million of Commonwealth funds, allowing total spending under the budget to increase by an equal amount.

Fiscal 1993 Financial Results. GAAP Basis: The fund balance of the General Fund increased by $611.4 million during the fiscal year, led by an increase in the unreserved balance of $576.8 million over the prior fiscal year balance. At June 30, 1993, the fund balance totalled $698.9 and the unreserved/undesignated balance totalled $64.4 million. The increase in the fund balance and a return to a positive unreserved-undesignated balance provided indication of a continuing recovery of the Commonwealth's financial condition.

Budgetary Basis: The 1993 fiscal year closed with revenues higher than anticipated and expenditures about as projected, resulting in an ending unappropriated balance surplus (prior to the ten percent transfer to the Tax Stabilization Reserve Fund) of $242.3 million, slightly higher than estimated. Cash revenues were $41.5 million above the budget estimate and totalled $14.633 billion representing less than a one percent increase over revenues for the 1992 fiscal year. A reduction in the personal income tax rate in July 1992 and the one-time receipt of revenues from retroactive corporate tax increases in fiscal 1992 were responsible, in part, for the low revenue growth in fiscal 1993.

Appropriations less lapses totalled $13.870 billion representing a 1.1 percent increase over expenditures during fiscal 1992. The low growth in spending is a consequence of a low rate of revenue growth, significant one-time expenses during fiscal 1992, increased tax refund reserves to cushion against adverse decisions on pending litigations, and the receipt of federal funds for expenditures previously paid out of Commonwealth funds.

By state statute, ten percent of the budgetary basis unappropriated surplus at the end of a fiscal year is to be transferred to the Tax Stabilization Reserve Fund. The transfer for the fiscal 1993 balance was $24.2 million. The remaining unappropriated surplus of $218.0 million was carried forward into the 1994 fiscal year.

Fiscal 1994 Financial Results. GAAP Basis: The fund balance increased $194.0 million due largely to an increased reserve for encumbrances and an increase in other designated funds. The unreserved-undesignated balance increased by $14.8 million to $72.2 million. Revenues and other sources increased by 1.8 percent over the prior fiscal year while expenditures and other uses increased by 4.3 percent. Consequently, the operating surplus declined to $179.4 million for fiscal 1994 from $686.3 million for fiscal 1993.

Budgetary Basis: Commonwealth revenues during the fiscal year totalled $15,210.7 million, $38.6 million above the fiscal year estimate, and 3.9 percent over Commonwealth revenues during the previous fiscal year. The sales tax was an important contributor to the higher than estimated revenues. Collections from the sales tax were $5.124 billion, a 6.1 percent increase from the prior fiscal year and $81.3 million above estimate. The strength of collections from the sales tax offset the lower than budgeted performance of the personal income tax which ended the fiscal year $74.4 million below estimate. The shortfall in the personal income tax was largely due to shortfalls in income not subject to withholding such as interest, dividends and other income. Tax refunds in fiscal 1994 were reduced substantially below the $530 million amount provided in fiscal 1993. The higher fiscal 1993 amount and the reduced fiscal 1994 amount occurred because reserves of approximately $160 million were added to fiscal 1993 tax refunds to cover potential payments if the Commonwealth lost litigation known as Philadelphia Suburban Corp v. Commonwealth. Those reserves were carried into fiscal 1994 until the litigation was decided in the Commonwealth's favor in December 1993 and $147.3 million of reserves for tax refunds were released.

Expenditures, excluding pooled financing expenditures and net of all fiscal 1994 appropriation lapses, totalled $14,934.4 million representing a 7.2 percent increase over fiscal 1993 expenditures. Medical assistance and corrections spending contributed to the rate of spending growth for the fiscal year.

The Commonwealth maintained an operating balance on a budgetary basis for fiscal 1994 producing a fiscal year ending unappropriated surplus of $335.8 million. By state statute, ten percent ($33.6 million) of that surplus transferred to the Tax Stabilization Reserve Fund and the remaining balance was carried over into the fiscal 1995 fiscal year. The balance in the Tax Stabilization Reserve Fund as of March 31, 1995 was $65.3 million.

Fiscal 1995 Budget. The approved fiscal 1995 budget provided for $15,665.7 million of appropriations from Commonwealth funds, an increase of 4.0 percent over appropriations, including supplemental appropriations, for fiscal 1994. Medical assistance expenditures represent the largest single increase in the budget ($221 million) representing a nine percent increase over the prior fiscal year. The budget includes a reform of the state-funded public assistance program that added certain categories of eligibility to the program but also limited the availability of such assistance to other eligible persons. Education subsidies to local school districts were increased by $132.2 million to continue the increased funding for the poorest school districts in the state.

Several tax reductions were enacted with the fiscal 1995 budget. Low income working families will benefit from an increase to the dependent exemption to $3,000 from $1,500 for the first dependent and from $1,000 for all additional dependents. A reduction to the corporate net income tax rate from 12.25 percent to 9.99 percent to be phased in over a period of four years was enacted. A net operating loss provision has been added to the corporate net income tax and will be phased in over three years with an annual $500,000 cap on losses used to offset profits. Several other tax changes to the sales tax, the inheritance tax and the capital stock and franchise tax also were enacted. Estimated commonwealth revenue reductions from these tax cuts have been raised from $166.4 million to $173.4 million based on upward revised estimates of commonwealth revenues for the fiscal 1995 to 6.3 percent, excluding the effect of the fiscal 1995 tax reductions, and is largely due to actual and anticipated higher collections of the corporate net income tax, the sales and use tax and miscellaneous collections.

After a review of the fiscal 1994 budget in January 1995, $64.9 million of additional appropriation needs were identified for the fiscal year. Of this amount, the largest are for medical assistance ($21.8 million) and general assistance cash grants ($10.3 million). The balance of the additional appropriation needs are for other public welfare programs, educational subsidies and office relocation costs due to a fire. The supplemental appropriations requested are proposed to be funded from appropriation lapses estimated to total $172 million for the fiscal year.

With the revised estimates for revenues, appropriations and lapses for the 1994 fiscal year, an unappropriated balance prior to transfers to the Tax Stabilization Reserve Fund of $395.5 million is projected, an increase from the $335.8 million fiscal year 1993 ending balance (prior to transfers).

Fiscal 1996 Budget. The fiscal 1996 budget was approved by the Governor on June 30, 1995. The budget includes spending growth of 2.7%. It includes a reduction of the Corporate Net Income Tax from 10.99% to 9.99% retroactive to January 1, 1995. The budget includes a proportionate increase in funds for public safety and education and a proportionate decrease in funds for welfare.

Fiscal 1997 Budget. The fiscal 1997 budget was approved by the Governor on June 29, 1996. The budget increases the Rainy Day Fund -- Pennsylvania's " savings account" to protect against future tax increases -- to a balance of $209 million. The budget includes a $15 million Job Creation Tax Credit intended to help create more jobs for Pennsylvanians. The budget offers $138 million in increased funding and savings for local school districts including the Link to Learn technology-in-schools program which is a $40.3 million initiative designed to make computer resources available in Pennsylvania classrooms.

All outstanding general obligation bonds of the Commonwealth are rated AA- by S&P and A1 by Moody's.

Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

The City of Philadelphia ("Philadelphia") is the largest city in the Commonwealth, with an estimated population of 1,585,577 according to the 1990 Census. Philadelphia functions both as a city of the first class and a county for the purpose of administering various governmental programs.

For the fiscal year ending June 30, 1991, Philadelphia experienced a cumulative General Fund balance deficit of $153.5 million. The audit findings for the fiscal year ending June 30, 1992, placed the Cumulative General Fund balance deficit at $224.9.

Legislation providing for the establishment of the Pennsylvania Intergovernmental Cooperation Authority ("PICA" ) to assist first class cities in remedying fiscal emergencies was enacted by the General Assembly and approved by the Governor in June, 1991. PICA is designed to provide assistance through the issuance of funding debt to liquidate budget deficits and to make factual findings and recommendations to the assisted city concerning its budgetary and fiscal affairs. An intergovernmental cooperation agreement between Philadelphia and PICA was approved by City Council on January 3, 1992, and approved by the PICA Board and signed by the Mayor on January 8, 1992. At this time, Philadelphia is operating under a five year fiscal plan approved by PICA on April 30, 1996 in which Philadelphia projects a balanced budget in each of the five years (fiscal years 1997 through 2001) covered by the plan.

In June 1992, PICA issued $474,555,000 of its Special Tax Revenue Bonds (the "1992 Bonds") to provide financial assistance to Philadelphia and to liquidate the cumulative General Fund balance deficit. PICA issued $643,430,000 in July 1993 and $178,675,000 in August 1993 of Special Tax
Revenue Bonds to refund certain general obligation bonds of the City and to fund additional capital projects. In December 1994, PICA issued $122,020,000 of Special Tax Revenue Bonds ("the 1994 Bonds") to fund additional capital projects. In May 1996, PICA issued $343,030,000 of Special Tax Revenue Refunding Bonds to (i) advance refund the 1992 Bonds and the 1994 Bonds; (ii) pay the premium for a surety bond to satisfy the Debt Service Reserve Fund Requirement for the 1996 Bonds, and; (iii) pay the costs of issuing the 1996 Bonds.

As of the date hereof, the ratings on the City's long-term obligations supported by payments from the City's General Fund are rated Baa by Moody's and BBB- by S&P. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

The foregoing information constitutes only a brief summary of some of the financial difficulties which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of the Bonds in the Pennsylvania IM-IT Trust are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds, could have an adverse impact on the financial condition of the State and various agencies and political subdivisions located in the State. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Pennsylvania IM-IT Trust to pay interest on or principal of the Bonds.

Tax Status. For a discussion of the Federal tax status of income earned on Pennsylvania IM-IT Trust Units, see "Federal Tax Status" in Part II of this Prospectus.

In the opinion of Saul, Ewing, Remick & Saul, counsel to the Fund for Pennsylvania tax matters, under existing law:

(1)Units evidencing fractional undivided interest in the Pennsylvania IM-IT Trust, to the extent represented by obligations issued by the Commonwealth of Pennsylvania, any public authority, commission, board or other agency created by the Commonwealth of Pennsylvania, any political subdivision of the Commonwealth of Pennsylvania or any public authority created by any such political subdivision, are not taxable under any of the personal property taxes presently in effect in Pennsylvania;

(2)Distributions of interest income to Unitholders that would not be taxable if received directly by a Pennsylvania resident are not subject to personal income tax under the Pennsylvania Tax Reform Code of 1971; nor will such interest be taxable under the Philadelphia School District Investment Income Tax imposed on Philadelphia resident individuals;

(3)A Unitholder will have a taxable event under the Pennsylvania state and local income tax referred to in the preceding paragraph upon the redemption or sale of his Units;

(4)Units are subject to Pennsylvania inheritance and estate taxes;

(5)A Unitholder which is a corporation will have a taxable event under the Pennsylvania Corporate Net Income Tax upon the redemption or sale of its Units. Interest income distributed to Unitholders which are corporations is not subject to Pennsylvania Corporate Net Income Tax or Mutual Thrift Institutions Tax. However, banks, title insurance companies and trust companies may be required to take the value of Units into account in determining the taxable value of their shares subject to Shares Tax;

(6)Gains derived by the Pennsylvania IM-IT Trust from the sale, exchange or other disposition of Bonds may be subject to Pennsylvania personal or corporate income taxes. Those gains which are distributed by the Pennsylvania IM-IT Trust to Unitholders who are individuals may be subject to Pennsylvania Personal Income Tax. For Unitholders which are corporations, the distributed gains may be subject to Corporate Net Income Tax or Mutual Thrift Institutions Tax. Gains which are not distributed by the Pennsylvania IM-IT Trust may nevertheless be taxable to Unitholders if derived by the Pennsylvania IM-IT Trust from the sale, exchange or other disposition of Bonds issued on or after February 1, 1994. Gains which are not distributed by the Pennsylvania IM-IT Trust will remain nontaxable to Unitholders if derived by the Pennsylvania IM-IT Trust from the sale, exchange or other disposition of Bonds issued prior to February 1, 1994;

(7)Any proceeds paid under insurance policies issued to the Trustee or obtained by issuers or the underwriters of the Bonds, the Sponsor or others which represent interest on defaulted obligations held by the Trustee will be excludable from Pennsylvania gross income if, and to the same extent as, such interest would have been so excludable if paid in the normal course by the issuer of the defaulted obligations; and

(8)The Pennsylvania IM-IT Trust is not taxable as a corporation under Pennsylvania tax laws applicable to corporations.

In rendering its opinion, Saul, Ewing, Remick & Saul has not, for timing reasons, made an independent review of proceedings related to the issuance of the Bonds. It has relied on Van Kampen American Capital Distributors, Inc. for assurance that the Bonds have been issued by the Commonwealth of Pennsylvania or by or on behalf of municipalities or other governmental agencies within the Commonwealth.






Per Unit Information:                                                             Semi-
                                                                     Monthly      Annual
                                                                    ------------ -----------
Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit......................... $     53.23  $    53.23
 Less: Estimated Annual Expense per Unit <F2>...................... $      1.93  $     1.43
 Less: Annual Premium on Portfolio Insurance per Unit..............          --          --
 Estimated Net Annual Interest Income per Unit..................... $     51.30  $    51.80
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit..................... $     51.30  $    51.80
 Divided by 12 and 2, respectively................................. $      4.27  $    25.90
Estimated Daily Rate of Net Interest Accrual per Unit.............. $    .14248  $   .14388
Estimated Current Return Based on Public Offering Price <F1><F3>...        5.13%       5.18%
Estimated Long-Term Return <F3>....................................        5.15%       5.21%
Estimated Initial Monthly Distribution (March 1997)................ $      4.13
Estimated Initial Semi-annual Distribution (July 1997).............              $    21.43
Estimated Normal Distribution per Unit <F3>........................ $      4.27  $    25.90


Trustee's Annual Fee <F1><F4>... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                 Pennsylvania IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates.... TENTH day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates.............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                 January and July


----------

<F1>During the first year the Trustee will reduce its fee by approximately $.38 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated Annual Interest Income per Unit will be increased to $53.61. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.31 and $1.81 under the monthly and semi-annual distribution plans, respectively; and Estimated Net Annual Interest Income per Unit will remain the same as shown. See "
Estimated Current Returns and Estimated Long-Term Returns" in Part II of this Prospectus.

<F2>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" in Part II of this Prospectus).

<F3>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" in Part II of this Prospectus. For a discussion of how these returns are calculated, see "Unitholder Explanations--Estimated Current Returns and Estimated Long-Term Returns" in Part II of this Prospectus. These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Other Matters--Estimated Cash Flows to Unitholders".

<F4>Based on the size of the Trust on the Date of Deposit and assuming all
Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fees for ordinary recurring services would initially amount to $1,578. Assuming in the alternative that all Unitholders had elected the monthly distribution plan, such fees would initially amount to $2,816.





PENNSYLVANIA INSURED MUNICIPALS INCOME TRUST
SERIES 227 (IM-IT AND QUALITY MULTI-SERIES 287)
PORTFOLIO As of February 6, 1997

                                                                                                               Offering
                                                                                                               Price To
                                                                                                               Pennsylvania
Aggregate     Name of Issuer, Title, Interest Rate and Maturity Date of                     Redemption         IM-IT
              either Bonds Deposited or Bonds Contracted for<F1><F5>            Rating<F2>  Feature<F3>        Trust<F4>
------------- -------------------------------------------------------------- -------------- ------------------ -------------
$     500,000 County of Luzerne, Pennsylvania, General Obligation Bonds,                    2007 @ 100
              Series 1997 (FGIC Insured)  #5.625% Due 12/15/2021............            AAA 2017 @ 100 S.F.    $     497,750
      500,000 Pittsburgh Water and Sewer Authority (Allegheny County,
              Pennsylvania) Water and Sewer System First Lien Revenue                       2005 @ 100
              Bonds, Series 1995A (FGIC Insured)  #5.60% Due 9/1/2022.......            AAA 2019 @ 100 S.F.          494,470
       50,000 Erie, Pennsylvania, City School District Capital Appreciation
              Bonds, General Obligation-Unlimited Tax, Series 1996A   (MBIA
              Insured)  #0.00% Due 5/1/2023.................................            AAA                           11,558<F6>
      145,000 City of Philadelphia, Pennsylvania, Water and Wastewater
              Revenue Bonds, Series 1993 (MBIA Insured)  #5.25% Due                         2003 @ 102
              6/15/2023.....................................................            AAA 2020 @ 100 S.F.          136,494
      400,000 School District of Philadelphia, Pennsylvania, Unlimited
              Tax-General Obligation Bonds, Series 1995B (AMBAC   Indemnity                 2005 @ 101
              Insured)  #5.50% Due 9/1/2025.................................            AAA 2019 @ 100 S.F.          389,672
      500,000 Allegheny County Hospital Development Authority,
              Pennsylvania, Health Center Revenue Bonds (University of
              Pittsburgh Medical Center System) Series 1995 (MBIA Insured)                  2005 @ 102
              #5.375% Due 12/1/2025.........................................            AAA 2018 @ 100 S.F.          476,215
      500,000 Allegheny County Hospital Development Authority (Allegheny
              County, Pennsylvania) Hospital Revenue Bonds, Series 1996
              (Pittsburgh Mercy Health System, Inc.) AMBAC   Indemnity                      2006 @ 102
              Insured  #5.625% Due 8/15/2026................................            AAA 2019 @ 100 S.F.          493,660
      500,000 New Castle Sanitation Authority (Lawrence County,
              Pennsylvania) Sewer Revenue Bonds, Series 1997 (MBIA Insured)                 2007 @ 100
               #5.70% Due 6/1/2027##........................................            AAA 2018 @ 100 S.F.          502,500
$   3,095,000                                                                                                  $   3,002,319
=============                                                                                                  =============


----------
All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" in Part II of this Prospectus.

For an explanation of the footnotes used on this page, see "Notes to Portfolios".






KENTUCKY QUALITY TRUST

--------------------------------------------------------------------------
General. The Kentucky Quality Trust consists of 8 issues of Securities. None of the Bonds in the Kentucky Quality Trust are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Kentucky Quality Trust) as follows: Health Care, 2 (33%); General Purpose, 2 (20%); Public Education, 1 (17%); Waste Disposal, 1 (17%);
Transportation, 1 (10%) and Water and Sewer, 1 (3%).   No Bond issue has
received a provisional rating.

Risk Factors. The Commonwealth of Kentucky leads the nation in total tonnage of coal produced and ranks among the top 10 states in the value of all minerals produced. Tobacco is the dominant agricultural crop and Kentucky ranks second among the states in the total cash value of tobacco raised. The manufacturing mix in the state reflects a significant diversification. In addition to the traditional concentration of tobacco processing plants and bourbon distilleries, there is considerable durable goods production, such as automobiles, heavy machinery, consumer appliances, and office equipment. The State's parks system and the horse breeding and racing industry, symbolized by the Kentucky Derby, play an important role in an expanding tourist business in the state.

Current economic problems, including particularly the continuing high unemployment rate, have had varying effects on the differing geographic areas of the State and the political subdivisions located within such geographic areas. Although revenue obligations of the State or its political subdivisions may be payable from a specific source or project, there can be no assurance that further economic difficulties and the resulting impact on State and local governmental finances will not adversely affect the market value of the Bonds in the Kentucky Quality Trust or the ability of the respective obligors to pay debt service of such Bonds.

Prospective investors should study with care the portfolio of Bonds in the Kentucky Quality Trust and should consult with their investment advisors as to the merits of particular issues in the portfolio.

Tax Status. For a discussion of the Federal tax status of income earned on Kentucky Quality Trust Units, see "Federal Tax Status" in Part II of this Prospectus.

In the opinion of Harper, Ferguson & Davis, special counsel to the Fund for Kentucky tax matters, under existing Kentucky law:

Because Kentucky income tax law is based upon the Federal law and in explicit reliance upon the opinion of Chapman and Cutler referred to above, and in further reliance on the determination letter to us of the Revenue Cabinet of Kentucky dated May 10, 1984, it is our opinion that the application of existing Kentucky income tax law would be as follows:

(1)Each Kentucky Unitholder will be treated as the owner of a pro rata portion of the Kentucky Quality Trust for Kentucky income tax purposes, and the income of the Kentucky Quality Trust will therefore be treated as the income of the Kentucky Unitholders under Kentucky law;

(2)Interest on Bonds that would be exempt from Federal income taxation when paid directly to a Kentucky Unitholder will be exempt from Kentucky income taxation when: (i) received by the Kentucky Quality Trust and attributed to such Kentucky Unitholder; and (ii) when distributed to such Kentucky Unitholder;

(3)Each Kentucky Unitholder will realize taxable gain or loss when the Kentucky Quality Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or when the Kentucky Unitholder redeems or sells Units at a price that differs from original cost as adjusted for amortization or accrual, as appropriate, of bond discount or premium and other basis adjustments (including any basis reduction that may be required to reflect a Kentucky Unitholder's share of interest, if any, accruing on Bonds during the interval between the Kentucky Unitholder's settlement date and the date such Bonds are delivered to the Kentucky Quality Trust, if later);

(4)Tax cost reduction requirements relating to amortization of bond premium may, under some circumstances, result in Kentucky Unitholders realizing taxable gain when their Units are sold or redeemed for an amount equal to or less than their original cost;

(5)Units of the Kentucky Quality Trust, to the extent the same represent an ownership in obligations issued by or on behalf of the Commonwealth of Kentucky or governmental units of the Commonwealth of Kentucky, the interest on which is exempt from Federal and Kentucky income taxation will not be subject to ad valorem taxation by the Commonwealth of Kentucky or any political subdivision thereof; and

(6)If interest or indebtedness incurred or continued by a Kentucky Unitholder to purchase Units in the Kentucky Quality Trust is not deductible for Federal income tax purposes, it also will be nondeductible for Kentucky income tax purposes.






Per Unit Information:                                                             Semi-
                                                                     Monthly      Annual
                                                                    ------------ -----------
Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit......................... $     52.28  $    52.28
 Less: Estimated Annual Expense per Unit <F2>...................... $      2.28  $     1.85
 Estimated Net Annual Interest Income per Unit..................... $     50.00  $    50.43
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit..................... $     50.00  $    50.43
 Divided by 12 and 2, respectively................................. $      4.16  $    25.21
Estimated Daily Rate of Net Interest Accrual per Unit.............. $    .13888  $   .14008
Estimated Current Return Based on Public Offering Price <F1><F3>...        5.00%       5.04%
Estimated Long-Term Return <F3>....................................        5.03%       5.07%
Estimated Initial Monthly Distribution (March 1997)................ $      4.02
Estimated Initial Semi-annual Distribution (May 1997)..............              $    12.46
Estimated Normal Distribution per Unit <F3>........................ $      4.16  $    25.21


Trustee's Annual Fee <F1><F4>... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                 Kentucky Quality Trust under the monthly and semi-annual distribution plans
Record and Computation Dates.... TENTH day of the month as follows: monthly--each month; semi-annual--May and November
Distribution Dates.............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                 May and November

----------

<F1>During the first year the Trustee will reduce its fee by approximately $.05 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated Annual Interest Income per Unit will be increased to $52.33. Estimated Annual Expense per Unit will be increased to $2.33 and $1.90 under the monthly and semi-annual distribution plans, respectively; and Estimated Net Annual
Interest Income per Unit will remain the same as shown. See "Estimated
Current Returns and Estimated Long-Term Returns" in Part II of this
Prospectus.

<F2>The estimated annual expenses are expected to fluctuate periodically (see "
Trust Administration--Fund Administration and Expenses--Miscellaneous
Expenses" in Part II of this Prospectus).

<F3>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" in Part II of this Prospectus. For a discussion of how these returns are calculated, see "Unitholder Explanations--Estimated Current Returns and Estimated Long-Term Returns" in Part II of this Prospectus. These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Other Matters--Estimated Cash Flows to Unitholders".

<F4>Based on the size of the Trust on the Date of Deposit and assuming all
Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fees for ordinary recurring services would initially amount to $1,543. Assuming in the alternative that all Unitholders had elected the monthly distribution plan, such fees would initially amount to $2,753.





KENTUCKY INVESTORS' QUALITY TAX-EXEMPT TRUST
SERIES 59 (IM-IT AND QUALITY MULTI-SERIES 287)
PORTFOLIO As of February 6, 1997


                                                                             Rating<F2>                        Offering
                                                                                                               Price To
                                                                             Standard                          Kentucky
 Aggregate        Name of Issuer, Title, Interest Rate and Maturity Date of  & Poor's      Redemption          Quality
 Principal<F1>    either Bonds Deposited or  Bonds Contracted for<F1><F5>     Moody's      Feature<F3>         Trust<F4>
----------------- ---------------------------------------------------------- ------------- ------------------ --------------
$         115,000 Jefferson County, Kentucky, Capital Projects Corporate
                  Revenue Bonds, Municipal Lease, Series A  #0.00% Due
                  8/15/2011.................................................      A     A1                    $       53,938<F6>
          300,000 Kentucky Turnpike Authority, Economic Development
                  Redevelopment Revenue Refunding Bonds, Revitalization
                  Projects, Series 1995 (AMBAC Indemnity Insured)  #5.625%                 2005 @ 102
                  Due 7/1/2015..............................................    AAA    Aaa 2013 @ 100 S.F.           304,794
          500,000 Fayette County (Kentucky) School District Finance
                  Corporation, School Building Revenue Bonds, Series 1997A                 2007 @ 102
                  #5.375% Due 1/1/2017##....................................     A+     A1 2016 @ 100 S.F.           489,075
          500,000 City of Mount Sterling, Kentucky, Kentucky League of
                  Cities Funding Trust Lease Program Revenue Bonds, Series
                  1993B  6.10% Due 3/1/2018.................................    N/R     Aa                           529,980
          500,000 Kenton County Water District No. 001, Kentucky, Water
                  District Revenue Bonds, Series 1995B   (FGIC Insured)                    2005 @ 102
                  #5.70% Due 2/1/2020.......................................    AAA    Aaa 2017 @ 100 S.F.           507,405
          500,000 Kentucky Economic Development Finance Authority, Hospital
                  Revenue Bonds, Baptist Healthcare System Project, Series                 2004 @ 102
                  1994 (MBIA Insured)  #5.00% Due 8/15/2024.................    AAA    Aaa 2016 @ 100 S.F.           454,415
          510,000 County of Jefferson, Kentucky, Jewish Hospital Healthcare
                  Services, Inc., Health Facilities Revenue Bonds, Series                  2007 @ 102
                  1996 (AMBAC   Indemnity Insured)  #5.75% Due 1/1/2026.....    AAA    Aaa 2022 @ 100 S.F.           514,692
          100,000 Louisville and Jefferson County Metropolitan Sewer
                  District, Commonwealth of Kentucky, Sewer and Drainage
                  System Revenue Bonds, Series 1996A (FGIC Insured)  #5.20%                2005 @ 102
                  Due 5/15/2026.............................................    AAA    Aaa 2023 @ 100 S.F.            94,767
$       3,025,000                                                                                             $    2,949,066
=================                                                                                             ==============

----------
For an explanation of the footnotes used on this page, see "Notes to Portfolios".







As of the Date of Deposit: February 6, 1997

--------------------------------------------------------------------------
(1)All Securities are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. At the Date of Deposit, Securities may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into during the period from January 22, 1997 to February 6, 1997. These Securities have expected settlement dates ranging from February 6, 1997 to March 18, 1997 (see " Unitholder Explanations" in Part II of this Prospectus).


(2)All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the Bond is by Moody's. The ratings represent the latest published ratings by the respective rating agency or, if not published, represent private letter ratings or those ratings expected to be published by the respective rating agency. "Y" indicates that such rating is contingent upon physical receipt by the respective ratings agency of a policy of insurance obtained by the issuer of the bonds involved and issued by the Preinsured Bond Insurer named in the bond's title. A commitment for insurance in connection with these bonds has been issued by the Preinsured Bond Insurer named in the bond's title. "N/R" indicates that the applicable rating service did not provide a rating for that particular Security. For a brief description of the rating symbols and their related meanings, see "Description of Ratings" in Part II of this Prospectus.

(3)There is shown under this heading the year in which each issue of Bonds is initially or currently callable and the call price for that year. Each issue of Bonds continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. For a general discussion of certain of these events, see "Unitholder Explanations--Risk Factors" in Part II of this Prospectus. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Securities and there will be distributed to Unitholders the principal amount and any premium received on such redemption. The Estimated Current Return and Estimated Long-Term Return in this event may be affected by such redemptions. For the Federal tax effect on Unitholders of such redemptions and resultant distributions, see "
Federal Tax Status" in Part II of this Prospectus.

(4)Evaluation of Securities is made on the basis of current offering prices for the Securities. The offering prices are greater than the current bid prices of the Securities which is the basis on which Unit value is determined for purposes of redemption of Units (see "Unitholder Explanations--Public Offering--Offering Price" in Part II of this Prospectus).

(5)Other information regarding the Bonds in each Trust, as of the Date of Deposit, is as follows:




                                                           Annual
                      Annual                    Profit     Interest    Bid Side
                      Insurance   Cost to       (Loss) to  Income to   Evaluation
Trust                 Cost        Sponsor       Sponsor    Trust       of  Bonds
                      ----------- ------------- ---------- ----------- -------------
IM-IT................ $--         $   8,688,365 $   78,948 $   499,556 $   8,698,913
Georgia IM-IT........ $--         $   2,877,712 $   38,065 $   162,650 $   2,893,007
New Jersey IM-IT..... $--         $   2,889,236 $   20,835 $   161,026 $   2,887,834
New York IM-IT....... $--         $   2,918,781 $   43,593 $   166,846 $   2,939,537
Pennsylvania IM-IT... $--         $   2,972,652 $   29,667 $   169,238 $   2,979,294
Kentucky Quality..... $--         $   2,925,689 $   23,377 $   162,275 $   2,926,810




The Bonds in the Insured Trusts are insured as follows:



                      Bonds insured           Bonds insured
                      under AMBAC             under Financial
Trust                 Indemnity               Guaranty                Preinsured    Total
                      portfolio insurance     portfolio insurance     Bonds
                      ----------------------- ----------------------- ------------- --------
IM-IT................ --                      --                      100%          100%
Georgia IM-IT........ --                      --                      100%          100%
New Jersey IM-IT..... --                      --                      100%          100%
New York IM-IT....... --                      --                      100%          100%
Pennsylvania IM-IT... --                      --                      100%          100%




The breakdown of the Preinsured Bond Insurers is as follows: IM-IT Trust-- AMBAC Indemnity 16%, MBIA 78% and FSA 6%; Georgia IM-IT Trust-- AMBAC Indemnity 13%, Financial Guaranty 14%, MBIA 65% and FSA 8%; New Jersey IM-IT Trust-- AMBAC Indemnity 17%, Financial Guaranty 35%, MBIA 11% and FSA 37%; New York IM-IT Trust-- AMBAC Indemnity 39%, Financial Guaranty 23%, MBIA 5%, FSA 17% and CapMAC 16%; Pennsylvania IM-IT Trust-- AMBAC Indemnity 29%, Financial Guaranty 32% and MBIA 39%.


The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds in certain Portfolios. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Certain Securities in the Fund, if any, marked by a double pound symbol (##) following the maturity date, have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date as follows:




                      Percent of
                      Aggregate Principal    Range of Days Subsequent to
Trust                 Amount                 First Settlement Date
                      ---------------------- -------------------------------
IM-IT................                    22%                    8 to 37 days
Georgia IM-IT........                    12%                          9 days
New Jersey IM-IT.....                     --                              --
New York IM-IT.......                     --                              --
Pennsylvania IM-IT...                    16%                         15 days
Kentucky Quality.....                    17%                          2 days




On the Date of Deposit, the offering side evaluations of the Securities in the IM-IT, Georgia IM-IT, New Jersey IM-IT, New York IM-IT, Pennsylvania IM-IT and Kentucky Quality Trusts were higher than the bid side evaluations of such Securities by 0.74%, 0.75%, 0.74%, 0.75%, 0.74% and 0.74%, respectively, of the aggregate principal amounts of such Securities.

"#" prior to the coupon rate indicates that such Bond was issued at an original issue discount. The tax effect of Bonds issued at an original issue discount is described in "Federal Tax Status" in Part II of this Prospectus.

(6)This Bond has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount the value of such bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof. To the extent that zero coupon bonds are sold or called prior to maturity, there is no guarantee that the value of the proceeds received therefrom by the Trust will equal or exceed the par value that would have been obtained at maturity of such zero coupon bonds. Approximately 2%, 2%, 2% and 4% of the aggregate principal amount of the Securities in the IM-IT Trust, New Jersey IM-IT Trust, Pennsylvania IM-IT Trust and Kentucky Quality Trust, respectively, are "zero coupon" bonds. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Risk Factors" in Part II of this Prospectus for a discussion of zero coupon bonds.






REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 287 (IM-IT, Georgia IM-IT, New Jersey IM-IT, New York IM-IT, Pennsylvania IM-IT and Kentucky Quality Trusts):

We have audited the accompanying statements of condition and the related portfolios of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 287 (IM-IT, Georgia IM-IT, New Jersey IM-IT, New York IM-IT, Pennsylvania IM-IT and Kentucky Quality Trusts) as of February 6, 1997. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of irrevocable letters of credit deposited to purchase tax-exempt securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 287 (IM-IT, Georgia IM-IT, New Jersey IM-IT, New York IM-IT, Pennsylvania IM-IT and Kentucky Quality Trusts) as of February 6, 1997, in conformity with generally accepted accounting principles.



Chicago, Illinois                             GRANT THORNTON LLP
February 6, 1997









INSURED MUNICIPALS INCOME TRUST and
INVESTORS' QUALITY TAX-EXEMPT TRUST,
MULTI-SERIES 287


Statements of Condition
As of February 6, 1997

INVESTMENT IN SECURITIES                                                  Georgia       New Jersey
                                                            IM-IT Trust   IM-IT Trust   IM-IT Trust
                                                            ------------- ------------- -------------
Contracts to purchase tax-exempt securities <F1><F2><F3>... $   8,767,313 $   2,915,777 $   2,910,071
Accrued interest to the First Settlement Date <F1><F3>.....        88,271        29,201        30,414
                                                            ------------- ------------- -------------
Total...................................................... $   8,855,584 $   2,944,978 $   2,940,485
                                                            ============= ============= =============
LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
Accrued interest payable to Sponsor <F1><F3>............... $      88,271 $      29,201 $      30,414
Interest of Unitholders--
Cost to investors <F4>.....................................     9,219,000     3,066,000     3,060,000
Less: Gross underwriting commission <F4>...................       451,687       150,223       149,929
                                                            ------------- ------------- -------------
Net interest to Unitholders <F1><F3><F4>...................     8,767,313     2,915,777     2,910,071
                                                            ------------- ------------- -------------
Total...................................................... $   8,855,584 $   2,944,978 $   2,940,485
                                                            ============= ============= =============


==========

<F1>The aggregate value of the Securities listed under "Portfolio" for each Trust herein, and their cost to such Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price" in Part II of this Prospectus. The contracts to purchase tax-exempt Securities are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:


                                        Principal     Offering      Accrued
                          Amount of     Amount of     Price of      Interest to
                          Letter of     Bonds Under   Bonds Under   Expected
                          Credit        Contracts     Contracts     Delivery  Dates
                          ------------- ------------- ------------- ----------------
IM-IT Trust.............. $   8,858,209 $   9,220,000 $   8,767,313 $         90,896
Georgia IM-IT Trust...... $   2,943,585 $   3,020,000 $   2,915,777 $         27,808
New Jersey IM-IT Trust... $   2,938,545 $   2,990,000 $   2,910,071 $         28,474




<F2>Insurance coverage providing for timely payment, when due, of all principal and interest on the Bonds in the Insured Trusts has been obtained either by such Trusts, by a prior owner of the Bonds, by the Sponsor prior to the deposit of such Bonds or by the issuers of the Bonds involved. Such insurance does not guarantee the market value of the Bonds or the value of the Units.
The insurance obtained by the Insured Trusts is effective only while Bonds thus insured are held in such Trusts. Neither the bid nor offering prices of the underlying Bonds or of the Units, absent situations in which bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by such Trusts.

<F3>The Trustee will advance to the Trust the amount of net interest accrued to
February 11, 1997, the First Settlement Date, for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date.


<F4>The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Unitholder
Explanations--Public Offering--Offering Price" and "Trust
Administration--General--Sponsor and Underwriter Compensation" in Part II of this Prospectus and assume all single transactions involve less than 100
Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Unitholder Explanations--Public Offering--General" in
Part II of this Prospectus) resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.






INSURED MUNICIPALS INCOME TRUST and
INVESTORS' QUALITY TAX-EXEMPT TRUST,
MULTI-SERIES 287


Statements of Condition (Continued)
As of February 6, 1997

INVESTMENT IN SECURITIES                                    New York      Pennsylvania  Kentucky
                                                            IM-IT Trust   IM-IT Trust   Quality Trust
                                                            ------------- ------------- -------------
Contracts to purchase tax-exempt securities <F1><F2><F3>... $   2,962,374 $   3,002,319 $   2,949,066
Accrued interest to the First Settlement Date <F1><F3>.....        46,315        46,315        34,886
                                                            ------------- ------------- -------------
Total...................................................... $   3,008,689 $   3,048,634 $   2,983,952
                                                            ============= ============= =============
LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
Accrued interest payable to Sponsor <F1><F3>............... $      46,315 $      46,315 $      34,886
Interest of Unitholders--
Cost to investors <F4>.....................................     3,115,000     3,157,000     3,101,000
Less: Gross underwriting commission <F4>...................       152,626       154,681       151,934
                                                            ------------- ------------- -------------
Net interest to Unitholders <F1><F3><F4>...................     2,962,374     3,002,319     2,949,066
                                                            ------------- ------------- -------------
Total...................................................... $   3,008,689 $   3,048,634 $   2,983,952
                                                            ============= ============= =============


==========

<F1>The aggregate value of the Securities listed under "Portfolio" for each Trust herein, and their cost to such Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price" in Part II of this Prospectus. The contracts to purchase tax-exempt Securities are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:




                                          Principal     Offering      Accrued
                            Amount of     Amount of     Price of      Interest to
                            Letter of     Bonds Under   Bonds Under   Expected
                            Credit        Contracts     Contracts     Delivery  Dates
                            ------------- ------------- ------------- ----------------
New York IM-IT Trust....... $   3,007,217 $   3,045,000 $   2,962,374 $         44,843
Pennsylvania IM-IT Trust... $   3,049,190 $   3,095,000 $   3,002,319 $         46,871
Kentucky Quality Trust..... $   2,982,549 $   3,025,000 $   2,949,066 $         33,483




<F2>Insurance coverage providing for timely payment, when due, of all principal and interest on the Bonds in the Insured Trusts has been obtained either by such Trusts, by a prior owner of the Bonds, by the Sponsor prior to the deposit of such Bonds or by the issuers of the Bonds involved. Such insurance does not guarantee the market value of the Bonds or the value of the Units.
The insurance obtained by the Insured Trusts is effective only while Bonds thus insured are held in such Trusts. Neither the bid nor offering prices of the underlying Bonds or of the Units, absent situations in which bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by such Trusts.

<F3>The Trustee will advance to the Trust the amount of net interest accrued to
February 11, 1997, the First Settlement Date, for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date.


<F4>The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Unitholder
Explanations--Public Offering--Offering Price" and "Trust
Administration--General--Sponsor and Underwriter Compensation" in Part II of this Prospectus and assume all single transactions involve less than 100
Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Unitholder Explanations--Public Offering--General" in
Part II of this Prospectus) resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.






EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN TABLES

--------------------------------------------------------------------------
As of the date of this Prospectus, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes (where applicable) using the published Federal and State tax rates (where applicable) scheduled to be in effect in 1997. They incorporate increased tax rates for higher income taxpayers that were included in the Revenue Reconciliation Act of 1993. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. The table assumes that Federal taxable income is equal to State income subject to tax, and for cases in which more than one State rate falls within a Federal bracket, the State rate corresponding to the highest income within that Federal bracket is used. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The table does not reflect any local taxes or any taxes other than personal income taxes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $121,200. The tables do not reflect the effect of Federal or State limitations (if any) on the amount of allowable itemized deductions and the deduction for personal or dependent exemptions or any other credits. These limitations were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal maximum Federal tax rate to approximately 44 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See " Federal Tax Status" in Part II of this Prospectus for a more detailed discussion of recent Federal tax legislation, including a discussion of provisions affecting corporations.





IM-IT

Taxable Income ($1,000's)                                              Tax-Exempt Estimated Current Return
---------------------------------------          -------------------------------------------------------------------------
             Single               Joint      Tax
             Return              Return  Bracket      5%        5 1/2%     6%        6 1/2%      7%        7 1/2%      8%
 ------------------  ------------------ --------
                                                                    Equivalent Taxable Estimated Current Return
--------------------------------------- -------  -------------------------------------------------------------------------
$         0 - 24.65 $         0 - 41.20      15%    5.88%        6.47%   7.06%        7.65%    8.24%        8.82%    9.41%
      24.65 - 59.75       41.20 - 99.60      28     6.94         7.64    8.33         9.03     9.72        10.42    11.11
     59.75 - 124.65      99.60 - 151.75      31     7.25         7.97    8.70         9.42    10.14        10.87    11.59
    124.65 - 271.05     151.75 - 271.05      36     7.81         8.59    9.38        10.16    10.94        11.72    12.50
        Over 271.05         Over 271.05    39.6     8.28         9.11    9.93        10.76    11.59        12.42    13.25






GEORGIA

Taxable Income ($1,000's)                                           Tax-Exempt Estimated Current Return
---------------------------------------          --------------------------------------------------------------------------
             Single               Joint      Tax
             Return              Return  Bracket      5%        5 1/2%      6%        6 1/2%      7%        7 1/2%      8%
 ------------------  ------------------ --------
                                                                  Equivalent Taxable Estimated Current Return
--------------------------------------- -------  --------------------------------------------------------------------------
$         0 - 24.65 $        0 - 41.20     20.1%    6.26%        6.88%    7.51%        8.14%    8.76%        9.39%   10.01%
      24.65 - 59.75       41.20 - 99.60    32.3     7.39         8.12     8.86         9.60    10.34        11.08    11.82
     59.75 - 124.65      99.60 - 151.75    35.1     7.70         8.47     9.24        10.02    10.79        11.56    12.33
    124.65 - 271.05     151.75 - 271.05    39.8     8.31         9.14     9.97        10.80    11.63        12.46    13.29
        Over 271.05         Over 271.05    43.2     8.80         9.68    10.56        11.44    12.32        13.20    14.08







NEW JERSEY

Taxable Income ($1,000's)                                         Tax-Exempt Estimated Current Return
---------------------------------------          --------------------------------------------------------------------------
             Single               Joint      Tax
             Return              Return  Bracket      5%        5 1/2%      6%        6 1/2%      7%        7 1/2%      8%
 ------------------  ------------------ --------
                                                                Equivalent Taxable Estimated Current Return
--------------------------------------- -------  --------------------------------------------------------------------------
$0 - 24.65          $         0 - 41.20    16.5%    5.99%        6.59%    7.19%        7.78%    8.38%        8.98%    9.58%
 24.65 - 59.75            41.20 - 99.60      32     7.35         8.09     8.82         9.56    10.29        11.03    11.76
 59.75 - 124.65          99.60 - 151.75    35.4     7.74         8.51     9.29        10.06    10.84        11.61    12.38
 124.65 - 271.05        151.75 - 271.05    40.1     8.35         9.18    10.02        10.85    11.69        12.52    13.36
 Over 271.05                Over 271.05    43.4     8.83         9.72    10.60        11.48    12.37        13.25    14.13






NEW YORK

Taxable Income ($1,000's)                                           Tax-Exempt Estimated Current Return
---------------------------------------          --------------------------------------------------------------------------
             Single               Joint      Tax
             Return              Return Bracket*      5%        5 1/2%      6%        6 1/2%      7%        7 1/2%      8%
 ------------------  ------------------ --------
                                                             Equivalent Taxable Estimated Current Return
--------------------------------------- -------  --------------------------------------------------------------------------
$         0 - 24.65 $        0 - 41.20     20.8%    6.31%        6.94%    7.58%        8.21%    8.84%        9.47%   10.10%
      24.65 - 59.75       41.20 - 99.60    32.9     7.45         8.20     8.94         9.69    10.43        11.18    11.92
     59.75 - 124.65      99.60 - 151.75    35.7     7.78         8.55     9.33        10.11    10.89        11.66    12.44
    124.65 - 271.05     151.75 - 271.05    40.4     8.39         9.23    10.07        10.91    11.74        12.58    13.42
        Over 271.05         Over 271.05    43.7     8.88         9.77    10.66        11.55    12.43        13.32    14.21

----------
*The table does not reflect the New York State supplemental income tax based upon a taxpayer's New York State taxable income and New York State adjusted gross income. This supplemental tax results in an increased marginal State income tax rate to the extent a taxpayer's New York State adjusted gross income ranges between $100,000 and $150,000.





PENNSYLVANIA

Taxable Income ($1,000's)                                          Tax-Exempt Estimated Current Return
---------------------------------------          --------------------------------------------------------------------------
             Single               Joint      Tax
             Return              Return  Bracket      5%        5 1/2%      6%        6 1/2%      7%        7 1/2%      8%
 ------------------  ------------------ --------
                                                                 Equivalent Taxable Estimated Current Return
--------------------------------------- -------- --------------------------------------------------------------------------
$         0 - 24.65 $        0 - 41.20     17.4%    6.05%        6.66%    7.26%        7.87%    8.47%        9.08%    9.69%
      24.65 - 59.75       41.20 - 99.60      30     7.14         7.86     8.57         9.29    10.00        10.71    11.43
     59.75 - 124.65      99.60 - 151.75    32.9     7.45         8.20     8.94         9.69    10.43        11.18    11.92
    124.65 - 271.05     151.75 - 271.05    37.8     8.04         8.84     9.65        10.45    11.25        12.06    12.86
        Over 271.05         Over 271.05    41.3     8.52         9.37    10.22        11.07    11.93        12.78    13.63






KENTUCKY

Taxable Income ($1,000's)                                            Tax-Exempt Estimated Current Return
---------------------------------------          --------------------------------------------------------------------------
             Single               Joint      Tax
             Return              Return  Bracket      5%        5 1/2%      6%        6 1/2%      7%        7 1/2%      8%
 ------------------  ------------------ --------
                                                                Equivalent Taxable Estimated Current Return
--------------------------------------- -------- --------------------------------------------------------------------------
$         0 - 24.65 $        0 - 41.20     20.1%    6.26%        6.88%    7.51%        8.14%    8.76%        9.39%   10.01%
      24.65 - 59.75       41.20 - 99.60    32.3     7.39         8.12     8.86         9.60    10.34        11.08    11.82
     59.75 - 124.65      99.60 - 151.75    35.1     7.70         8.47     9.24        10.02    10.79        11.56    12.33
    124.65 - 271.05     151.75 - 271.05    39.8     8.31         9.14     9.97        10.80    11.63        12.46    13.29
        Over 271.05         Over 271.05    43.2     8.80         9.68    10.56        11.44    12.32        13.20    14.08







A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Van Kampen American Capital sponsored unit investment trusts with inflation rates and with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.






ESTIMATED CASH FLOWS TO UNITHOLDERS

--------------------------------------------------------------------------
The tables below set forth the per Unit estimated monthly and semi-annual distributions of interest and principal to Unitholders. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying Securities prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.




IM-IT Trust



Monthly

                                         Estimated       Estimated       Estimated
Distribution Dates                       Interest        Principal       Total
(Each Month)                             Distribution    Distribution    Distribution
---------------------------------------- --------------- --------------- ---------------
March          1997                            $    4.18                       $    4.18
April          1997 - November      2008            4.33                            4.33
December       2008                                 4.17     $    108.47          112.64
January        2009 - January       2017            3.80                            3.80
February       2017                                 3.73           58.03           61.76
March          2017 - December      2017            3.56                            3.56
January        2018                                 3.41          108.47          111.88
February       2018 - August        2020            3.06                            3.06
September      2020                                 2.98           54.24           57.22
October        2020 - August        2021            2.81                            2.81
September      2021                                 2.41          108.47          110.88
October        2021 - February      2022            2.33                            2.33
March          2022                                 2.27           54.23           56.50
April          2022                                 2.11                            2.11
May            2022                                 2.04           54.24           56.28
June           2022 - May           2023            1.87                            1.87
June           2023                                 1.50          108.47          109.97
July           2023 - January       2024            1.43                            1.43
February       2024                                 1.43           21.70           23.13
March          2024 - February      2025            1.43                            1.43
March          2025                                 1.33           25.49           26.82
April          2025 - July          2025            1.31                            1.31
August         2025                                 1.00           81.35           82.35
September      2025 - November      2025             .94                             .94
December       2025                                  .53          108.47          109.00
January        2026 - December      2030             .44                             .44
January        2031                                  .29          108.47          108.76




IM-IT Trust (continued)

Semi-annual

Distribution Dates                       Estimated       Estimated       Estimated
(Each June and December                  Interest        Principal       Total
Unless Otherwise Indicated)              Distribution    Distribution    Distribution
---------------------------------------- --------------- --------------- ---------------
June           1997                           $    17.35                      $    17.35
December       1997 - June          2008           26.25                           26.25
December       2008                                26.09     $    108.47          134.56
June           2009 - December      2016           23.06                           23.06
February       2017                                                58.03           58.03
June           2017                                22.02                           22.02
December       2017                                21.61                           21.61
January        2018                                               108.47          108.47
June           2018                                18.92                           18.92
December       2018 - June          2020           18.56                           18.56
September      2020                                                54.24           54.24
December       2020                                17.75                           17.75
June           2021                                17.09                           17.09
September      2021                                               108.47          108.47
December       2021                                15.23                           15.23
March          2022                                                54.23           54.23
May            2022                                                54.24           54.24
June           2022                                13.12                           13.12
December       2022                                11.36                           11.36
June           2023                                10.99          108.47          119.46
December       2023                                 8.71                            8.71
February       2024                                                21.70           21.70
June           2024 - December      2024            8.71                            8.71
March          2025                                                25.49           25.49
June           2025                                 8.26                            8.26
August         2025                                                81.35           81.35
December       2025                                 5.79          108.47          114.26
June           2026 - December      2030            2.75                            2.75
January        2031                                  .31          108.47          108.78




Georgia IM-IT Trust



Monthly

                                          Estimated       Estimated       Estimated
Distribution Dates                        Interest        Principal       Total
(Each Month)                              Distribution    Distribution    Distribution
----------------------------------------- --------------- --------------- ---------------
March          1997                             $    4.07                       $    4.07
April          1997 - June           2019            4.21                            4.21
July           2019                                  4.06     $    114.15          118.21
August         2019 - June           2020            3.70                            3.70
July           2020                                  3.47          163.08          166.55
August         2020 - December       2020            2.95                            2.95
January        2021                                  2.78          130.46          133.24
February       2021 - July           2021            2.38                            2.38
August         2021                                  2.33           32.62           34.95
September      2021 - June           2022            2.24                            2.24
July           2022                                  2.14           81.54           83.68
August         2022 - September      2022            1.91                            1.91
October        2022                                  1.84           57.08           58.92
November       2022 - August         2026            1.67                            1.67
September      2026                                  1.10          161.44          162.54
October        2026 - November       2026             .98                             .98
December       2026                                   .77          163.08          163.85
January        2027 - September      2028             .28                             .28
October        2028                                   .17           81.54           81.71


Semi-annual

Distribution Dates                      Estimated       Estimated       Estimated
(Each January and July                  Interest        Principal       Total
Unless Otherwise Indicated)             Distribution    Distribution    Distribution
--------------------------------------- --------------- --------------- ---------------
July           1997                          $    21.14                      $    21.14
January        1998 - January      2019           25.55                           25.55
July           2019                               25.39     $    114.15          139.54
January        2020                               22.42                           22.42
July           2020                               22.20          163.08          185.28
January        2021                               17.77          130.46          148.23
July           2021                               14.44                           14.44
August         2021                                               32.62           32.62
January        2022                               13.70                           13.70
July           2022                               13.50           81.54           95.04
October        2022                                               57.08           57.08
January        2023                               10.81                           10.81
July           2023 - July         2026           10.15                           10.15
September      2026                                              161.44          161.44
December       2026                                              163.08          163.08
January        2027                                5.89                            5.89
July           2027 - July         2028            1.74                            1.74
October        2028                                 .76           81.54           82.30




New Jersey IM-IT Trust



Monthly

                                         Estimated       Estimated       Estimated
Distribution Dates                       Interest        Principal       Total
(Each Month)                             Distribution    Distribution    Distribution
---------------------------------------- --------------- --------------- ---------------
March          1997                            $    4.04                       $    4.04
April          1997 - December      2007            4.18                            4.18
January        2008                                 3.96     $    163.39          167.35
February       2008 - March         2008            3.44                            3.44
April          2008                                 3.22          163.40          166.62
May            2008 - July          2008            2.70                            2.70
August         2008                                 2.57           32.68           35.25
September      2008 - December      2015            2.54                            2.54
January        2016                                 2.50           34.32           36.82
February       2016 - December      2019            2.39                            2.39
January        2020                                 2.39           16.34           18.73
February       2020 - November      2021            2.39                            2.39
December       2021                                 2.19          163.39          165.58
January        2022 - December      2023            1.70                            1.70
January        2024                                 1.60           76.80           78.40
February       2024 - December      2025            1.37                            1.37
January        2026                                 1.15          163.40          164.55
February       2026 - July          2027             .64                             .64
August         2027                                  .05          163.40          163.45


Semi-annual

Distribution Dates                  Estimated       Estimated       Estimated
(Each January and July              Interest        Principal       Total
Unless Otherwise Indicated)         Distribution    Distribution    Distribution
----------------------------------- --------------- --------------- ---------------
July          1997                       $    20.98                      $    20.98
January       1998 - July      2007           25.35                           25.35
January       2008                            25.12     $    163.39          188.51
April         2008                                           163.40          163.40
July          2008                            18.42                           18.42
August        2008                                            32.68           32.68
January       2009                            15.48                           15.48
July          2009 - July      2015           15.45                           15.45
January       2016                            15.41           34.32           49.73
July          2016 - July      2019           14.55                           14.55
January       2020                            14.55           16.34           30.89
July          2020 - July      2021           14.55                           14.55
December      2021                                           163.39          163.39
January       2022                            13.65                           13.65
July          2022 - July      2023           10.37                           10.37
January       2024                            10.27           76.80           87.07
July          2024 - July      2025            8.32                            8.32
January       2026                             8.10          163.40          171.50
July          2026 - July      2027            3.93                            3.93
August        2027                              .06          163.40          163.46




New York IM-IT Trust



Monthly

                                         Estimated       Estimated       Estimated
Distribution Dates                       Interest        Principal       Total
(Each Month)                             Distribution    Distribution    Distribution
---------------------------------------- --------------- --------------- ---------------
March          1997                            $    4.11                       $    4.11
April          1997 - June          2008            4.25                            4.25
July           2008                                 4.03     $    160.51          164.54
August         2008 - June          2016            3.51                            3.51
July           2016                                 3.45           51.36           54.81
August         2016 - June          2020            3.30                            3.30
July           2020                                 3.15          113.97          117.12
August         2020                                 2.81                            2.81
September      2020                                 2.59          160.51          163.10
October        2020 - June          2025            2.09                            2.09
July           2025                                 2.00           80.26           82.26
August         2025 - February      2026            1.77                            1.77
March          2026                                 1.24          144.46          145.70
April          2026                                 1.13                            1.13
May            2026                                  .95          131.62          132.57
June           2026 - October       2026             .53                             .53
November       2026                                  .35          134.83          135.18


Semi-annual

Distribution Dates                  Estimated       Estimated       Estimated
(Each May and November              Interest        Principal       Total
Unless Otherwise Indicated)         Distribution    Distribution    Distribution
----------------------------------- --------------- --------------- ---------------
May            1997                      $    12.74                      $    12.74
November       1997 - May      2008           25.77                           25.77
July           2008                                     $    160.51          160.51
November       2008                           22.54                           22.54
May            2009 - May      2016           21.26                           21.26
July           2016                                           51.36           51.36
November       2016                           20.36                           20.36
May            2017 - May      2020           20.01                           20.01
July           2020                                          113.97          113.97
September      2020                                          160.51          160.51
November       2020                           16.22                           16.22
May            2021 - May      2025           12.71                           12.71
July           2025                                           80.26           80.26
November       2025                           11.31                           11.31
March          2026                                          144.46          144.46
May            2026                            8.75          131.62          140.37
November       2026                            3.07          134.83          137.90




Pennsylvania IM-IT Trust



Monthly

                                         Estimated       Estimated       Estimated
Distribution Dates                       Interest        Principal       Total
(Each Month)                             Distribution    Distribution    Distribution
---------------------------------------- --------------- --------------- ---------------
March          1997                            $    4.13                       $    4.13
April          1997 - May           2007            4.27                            4.27
June           2007                                 4.05     $    158.37          162.42
July           2007 - December      2021            3.54                            3.54
January        2022                                 2.94          158.38          161.32
February       2022 - August        2022            2.82                            2.82
September      2022                                 2.60          158.38          160.98
October        2022 - April         2023            2.10                            2.10
May            2023                                 2.10           15.84           17.94
June           2023                                 2.10                            2.10
July           2023                                 1.94           45.93           47.87
August         2023 - August        2025            1.90                            1.90
September      2025                                 1.74          126.70          128.44
October        2025 - November      2025            1.34                            1.34
December       2025                                 1.13          158.38          159.51
January        2026 - August        2026             .65                             .65
September      2026                                  .05          158.38          158.43


Semi-annual

Distribution Dates                      Estimated       Estimated       Estimated
(Each January and July                  Interest        Principal       Total
Unless Otherwise Indicated)             Distribution    Distribution    Distribution
--------------------------------------- --------------- --------------- ---------------
July           1997                          $    21.43                      $    21.43
January        1998 - January      2007           25.90                           25.90
June           2007                                         $    158.37          158.37
July           2007                               24.94                           24.94
January        2008 - July         2021           21.47                           21.47
January        2022                               20.87          158.38          179.25
July           2022                               17.11                           17.11
September      2022                                              158.38          158.38
January        2023                               14.00                           14.00
May            2023                                               15.84           15.84
July           2023                               12.61           45.93           58.54
January        2024 - July         2025           11.60                           11.60
September      2025                                              126.70          126.70
December       2025                                              158.38          158.38
January        2026                                8.25                            8.25
July           2026                                4.02                            4.02
September      2026                                 .73          158.38          159.11




Kentucky Quality Trust



Monthly

                                         Estimated       Estimated       Estimated
Distribution Dates                       Interest        Principal       Total
(Each Month)                             Distribution    Distribution    Distribution
---------------------------------------- --------------- --------------- ---------------
March          1997                            $    4.02                       $    4.02
April          1997 - June          2007            4.16                            4.16
July           2007                                 4.03      $    96.74          100.77
August         2007 - December      2008            3.72                            3.72
January        2009                                 3.49          164.46          167.95
February       2009 - July          2011            2.96                            2.96
August         2011                                 2.73          161.24          163.97
September      2011                                 2.21           37.08           39.29
October        2011 - December      2016            2.21                            2.21
January        2017                                 2.01          161.24          163.25
February       2017 - February      2018            1.51                            1.51
March          2018                                 1.28          161.24          162.52
April          2018 - August        2024             .72                             .72
September      2024                                  .18          161.24          161.42
October        2024 - May           2026             .07                             .07
June           2026                                                32.25           32.25


Semi-annual

Distribution Dates                       Estimated       Estimated       Estimated
(Each May and November                   Interest        Principal       Total
Unless Otherwise Indicated)              Distribution    Distribution    Distribution
---------------------------------------- --------------- --------------- ---------------
May            1997                           $    12.46                      $    12.46
November       1997 - May           2007           25.21                           25.21
July           2007                                           $    96.74           96.74
November       2007                                23.30                           23.30
May            2008 - November      2008           22.55                           22.55
January        2009                                               164.46          164.46
May            2009                                19.23                           19.23
November       2009 - May           2011           17.92                           17.92
August         2011                                               161.24          161.24
September      2011                                                37.08           37.08
November       2011                                15.46                           15.46
May            2012 - November      2016           13.44                           13.44
January        2017                                               161.24          161.24
May            2017                                10.41                           10.41
November       2017                                 9.20                            9.20
March          2018                                               161.24          161.24
May            2018                                 7.36                            7.36
November       2018 - May           2024            4.39                            4.39
September      2024                                               161.24          161.24
November       2024                                 2.53                            2.53
May            2025 - May           2026             .45                             .45
June           2026                                                32.25           32.25







UNIT DISTRIBUTION

--------------------------------------------------------------------------
Notwithstanding anything to the contrary in "Trust Administration--General--Unit Distribution" in Part II of this Prospectus, broker-dealers and others will be allowed a concession or agency commission as described below. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of $10.00 per Unit for less than 100 Units, $11.00 per Unit for any single transaction of 100 to 249 Units, $11.50 per Unit for any single transaction of 250 to 499 Units, $12.00 per Unit for any single transaction of 500 to 999 Units and $12.00 per Unit for any single transaction of 1,000 or more Units of an IM-IT Short Intermediate Trust, $25.00 per Unit for less than 100 Units, $28.00 per Unit for any single transaction of 100 to 249 Units, $27.50 per Unit for any single transaction of 250 to 499 Units, $30.50 per Unit for any single transaction of 500 to 999 Units and $29.00 per Unit for any single transaction of 1,000 or more Units of an IM-IT Intermediate Trust, $27.00 per Unit for less than 100 Units, $30.00 per Unit for any single transaction of 100 to 249 Units, $30.00 per Unit for any single transaction of 250 to 499 Units, $32.50 per Unit for any single transaction of 500 to 999 Units and $29.00 per Unit for any single transaction of 1,000 or more Units of an IM-IT Limited Maturity Trust, $18.00 per Unit for less than 100 Units, $19.00 per Unit for any single transaction of 100 to 249 Units, $20.00 per Unit for any single transaction of 250 to 499 Units, $20.00 per Unit for any single transaction of 500 to 999 Units, $20.00 per Unit for any single transaction of 1,000 to 1,499 Units, and $20.00 per Unit for any single transaction of 1,500 or more Units of an IM-IT Discount Trust, $20.00 per Unit for less than 100 Units, $21.00 per Unit for any single transaction of 100 to 249 Units, $21.00 per Unit for any single transaction of 250 to 499 Units, $23.00 per Unit for any single transaction of 500 to 999 Units and $22.00 per Unit for any single transaction of 1,000 or more Units of a State Intermediate Laddered Maturity Trust, and in the case of an IM-IT, a State (other than a State Intermediate Laddered Maturity Trust) or a National Quality Trust $30.00 per Unit for less than 100 Units, $32.00 per Unit for any single transaction of 100 to 249 Units, $34.00 per Unit for any single transaction of 250 to 499 Units, $35.00 per Unit for any single transaction of 500 to 999 Units and $34.00 per Unit for any single transaction of 1,000 or more Units, provided that such Units are acquired either from the Sponsor (in the case of dealer transactions) or through the Sponsor (in the case of transactions involving brokers or others). In addition to the concessions and agency commissions described above and in Part II of this Prospectus, volume concessions or agency commissions of an additional $5.00 per Unit of an IM-IT, a State (other than a State Intermediate Laddered Maturity Trust) or a National Quality Trust and $2.00 per Unit of all other Trusts will be given to any broker/dealer or agent (other than Underwriters) who purchases from the Sponsor at least 250 Units of such Trust during the initial offering period. Such additional concessions will be allowed at the time of purchase, provided, however, the additional concession applicable to initial purchases totaling less than 250 Units will be paid retroactively at the end of the initial offering period. The breakpoint concessions or agency commissions described above and in Part II of this Prospectus are also applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the distributor.






UNDERWRITING

--------------------------------------------------------------------------
The Underwriters named below have severally purchased Units in the following respective amounts from the Sponsor. For additional information regarding the Underwriters, including information relating to compensation and benefits received by the Underwriters, see "Unitholder
Explanations--Underwriting" in Part II of this Prospectus. The Sponsor will receive from the Underwriters the excess of such gross sales commission over $35.00, $20.00, $29.00, $27.00, $12.00, $22.00 and $35.00 per Unit of any
Quality, IM-IT Discount, IM-IT Limited Maturity, IM-IT Intermediate, IM-IT Short Intermediate, State Intermediate Laddered Maturity Trust and any Insured Trusts, respectively, as of the Date of Deposit. In connection with quantity sales to purchasers of any IM-IT Discount Trust the Underwriters will receive from the Sponsor commissions totaling $21.00 per Unit for any single transaction of 100 to 249 Units, $22.00 per Unit for any single transaction of 250 to 499 Units, $22.00 per Unit for any single transaction of 500 to 999 Units, $22.00 per Unit for any single transaction of 1,000 to 1,499 Units, and $22.00 per Unit for any single transaction of 1,500 or more Units. In connection with quantity sales to purchasers of any IM-IT, State Trust (other than a State Intermediate Laddered Maturity Trust) or National Quality Trust the Underwriters will receive from the Sponsor commissions totalling $37.00 per Unit for any single transaction of 100 to 249 Units, $39.00 per Unit for any single transaction of 250 to 499 Units, $40.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units. In connection with quantity sales to purchasers of any IM-IT Short Intermediate Trust the Underwriters will receive from the Sponsor commissions totalling $13.00 per Unit for any single transaction of 100 to 249 Units, $13.50 per Unit for any single transaction to 250 to 499 Units, $14.00 per Unit for any single transaction of 500 to 999 Units and $14.00 per Unit for any single transaction of 1,000 or more Units. In connection with quantity sales to purchasers of any IM-IT Intermediate Trust the Underwriters will receive from the Sponsor commissions totalling $30.00 per Unit for any single transaction of 100 to 249 Units, $29.50 per Unit for any single transaction of 250 to 499 Units, $32.50 per Unit for any single transaction of 500 to 999 Units and $31.00 per Unit for any single transaction of 1,000 or more Units. In connection with quantity sales to purchasers of any IM-IT Limited Maturity Trust the Underwriters will receive from the Sponsor commissions totalling $32.00 per Unit for any single transaction of 100 to 249 Units, $32.00 per Unit for any single transaction of 250 to 499 Units, $34.50 per Unit for any single transaction of 500 to 999 Units and $31.00 per Unit for any single transaction of 1,000 or more Units. In connection with quantity sales to purchasers of any State Intermediate Laddered Maturity Trust the Underwriters will receive from the Sponsor commissions totalling $23.00 per Unit for any single transaction of 100 to 249 Units, $23.00 per Unit for any single transaction of 250 to 499 Units, $25.00 per Unit for any single transaction of 500 to 999 Units and $24.00 per Unit for any single transaction of 1,000 or more Units. Notwithstanding anything to the contrary in this Prospectus, the breakpoints listed above under "Trust Administration--General--Sponsor and Underwriter Compensation" in Part II of this Prospectus will also be applied on a dollar basis (in addition to the Unit basis described therein) utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the Underwriter.






Name                                                                                                                IM-IT Trust
                                            Address                                                                       Units
                                                                                                                 --------------
Van Kampen American Capital Dist., Inc.     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                         4,819
A.G. Edwards & Sons, Inc.                   One North Jefferson Avenue, St. Louis, Missouri 63103                        1,200
J.J.B. Hilliard, W.L. Lyons, Inc.           501 South Fourth Street, Louisville, Kentucky 40202                            250
Edward D. Jones & Co.                       201 Progress Parkway, Maryland Heights, Missouri  63043                        250
Oppenheimer & Co., Inc.                     World Financial Center, 8th Floor, New York, New York 10281                    250
Peacock, Hislop, Staley, & Given, Inc.      122 North Kirkwood Road, St. Louis, Missouri 63122                             250
Principal Financial Securities, Inc.        Fountain Place, 1445 Ross Avenue, Suite 2300, Dallas, Texas 75201              250
Prudential Securities Inc.                  1 New York Plaza, 14th Floor, New York, New York 10292-2014                    250
Roosevelt & Cross Inc.                      20 Exchange Place, New York, New York 10005                                    250
R. Seelaus & Co., Inc.                      The Atrium @ 47 Maple Street, Summit, New Jersey 07901                         250
Stifel, Nicolaus & Company, Incorporated    500 North Broadway, St. Louis, Missouri 63102                                  250
US Clearing Corp.                           26 Broadway, New York, New York 10004                                          250
Advest, Inc.                                90 State House Square, Hartford, Connecticut 06103                             100
Robert W. Baird & Co. Inc.                  777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202                          100
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048                     100
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                                       100
Raymond James & Associates, Inc.            880 Carillon Parkway, St. Petersburg, Florida 33733                            100
Southwest Securities Inc.                   1201 Elm Street, Suite 4300, Dallas, Texas 75270                               100
B.C. Ziegler and Company                    215 North Main Street, West Bend, Wisconsin 53095                              100
                                                                                                                         9,219
                                                                                                                 ==============








Name                                                                                                          Georgia IM-IT
                                           Address                                                              Trust Units
                                                                                                          -----------------
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                      2,316
Oppenheimer & Co., Inc.                    World Financial Center, 8th Floor, New York, New York 10281                 250
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                  100
A.G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                       100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                    100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                 100
Smith Barney Inc.                          388 Greenwich Street, 23rd Floor, New York, New York 10013                  100
                                                                                                                     3,066
                                                                                                          =================








Name                                                                                                            New Jersey
                                           Address                                                        IM-IT Trust Units
                                                                                                          -----------------
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                      2,110
A.G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                       250
Advest, Inc.                               90 State House Square, Hartford, Connecticut 06103                          100
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                  100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                    100
Oppenheimer & Co., Inc.                    World Financial Center, 8th Floor, New York, New York 10281                 100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                 100
Ryan, Beck & Co.                           80 Main Street, West Orange, New Jersey 07052                               100
Samuel A. Ramirez & Co. Inc.               61 Broadway, Room 2924, New York, New York 10006                            100
                                                                                                                     3,060
                                                                                                          =================








Name                                                                                                         New York IM-IT
                                           Address                                                              Trust Units
                                                                                                          -----------------
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                      2,215
Oppenheimer & Co., Inc.                    World Financial Center, 8th Floor, New York, New York 10281                 250
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                 250
Advest, Inc.                               90 State House Square, Hartford, Connecticut 06103                          100
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                  100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                    100
R. Seelaus & Co., Inc.                     The Atrium @ 47 Maple Street, Summit, New Jersey 07901                      100
                                                                                                                     3,115
                                                                                                          =================








                                                                                                                 Pennsylvania
Name                                                                                                               IM-IT Trust
                                           Address                                                                       Units
                                                                                                                --------------
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                         1,707
Janney Montgomery Scott Inc.               1801 Market Street, 11th Floor, Philadelphia, Pennsylvania 19103               350
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                    250
                                           Four Falls Corporate Center, Suite 212, Route 23,
Boenning & Scattergood, Inc.                   West Conshohocken, Pennsylvania 19428                                      150
Advest, Inc.                               90 State House Square, Hartford, Connecticut 06103                             100
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                     100
A.G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                          100
Fahnstock & Co., Inc.                      1500 Walnut Street, Philadelphia, Pennsylvania 19102                           100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                       100
Legg Mason Wood Walker, Inc.               111 South Calvert Street, Baltimore, Maryland 21202                            100
Wheat First Butcher Singer                 River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219              100
                                                                                                                        3,157
                                                                                                                ==============








                                                                                                                  Kentucky
Name                                                                                                          Quality Trust
                                           Address                                                                    Units
                                                                                                          -----------------
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                      2,501
J.J.B. Hilliard, W.L. Lyons, Inc.          501 South Fourth Street, Louisville, Kentucky 40202                         400
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                    100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                 100
                                                                                                                     3,101
                                                                                                          =================





FEDERAL TAX STATUS

--------------------------------------------------------------------------
Please be advised that the final two sentences of the second to last paragraph of the section captioned "Federal Tax Status" contained in Part II of this Prospectus, relating to certain proposed legislation, should be deleted.






SPONSOR INFORMATION

--------------------------------------------------------------------------
Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of VK/AC Holding, Inc. On October 31, 1996, VK/AC Holding, Inc. became a wholly owned indirect subsidiary of Morgan Stanley Group Inc. pursuant to the closing of an Agreement and Plan of Merger among Morgan Stanley Group Inc., MSAM Holdings II, Inc. and MSAM Acquisition Inc., whereby MSAM Acquisition Inc. was merged with and into VK/AC Holding, Inc. and VK/AC Holding, Inc. was the surviving corporation (the "Acquisition"). Prior to October 31, 1996,
VK/AC Holding, Inc. was controlled, through the ownership of a substantial majority of its common stock, by the Clayton & Dubilier Private Equity IV Limited Partnership. References in Part II of the Prospectus to The Clayton & Dubilier Private Equity IV Limited Partnership or Clayton, Dubilier & Rice, Inc. are hereby deleted.

As a result of the Acquisition, VK/AC
Holding, Inc. became a wholly owned subsidiary of MSAM Holdings II, Inc. which, in turn, is a wholly owned subsidiary of Morgan Stanley Group Inc. Morgan Stanley Group Inc. and various of its directly or indirectly owned subsidiaries, including Morgan Stanley Asset Management Inc., an investment adviser ("MSAM"), Morgan Stanley & Co. Incorporated, a registered broker-dealer and investment adviser, and Morgan Stanley International, are engaged in a wide range of financial services. Their principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; and global custody, securities clearance services and securities lending. As of September 30, 1996, MSAM, together with its affiliated investment advisory companies, had approximately $103.5 billion of assets under management and fiduciary advice. For more information about the Sponsor, see "Trust Administration--Fund Administration and Expenses-- Sponsor."

On February 4, 1997, Morgan Stanley Group, Inc. announced that it had entered into an Agreement and Plan of Merger with Dean Witter, Discover & Co. to form a new company to be named Morgan Stanley, Dean Witter, Discover & Co. Subject to a number of conditions being met, it is currently anticipated that the transaction will close in mid-1997. Thereafter, MSAM Holdings II, Inc. will be a subsidiary of Morgan Stanley, Dean Witter, Discover & Co.


No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.






Title                                                Page
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION                 2
IM-IT                                                      4
GEORGIA IM-IT TRUST                                        6
NEW JERSEY IM-IT TRUST                                    11
NEW YORK IM-IT TRUST                                      16
PENNSYLVANIA IM-IT TRUST                                  26
KENTUCKY QUALITY TRUST                                    33
OTHER MATTERS                                             38
Report of Independent Certified Public Accountants        38
Statements of Condition                                   39
Equivalent Taxable Estimated Current Return Tables        41
Estimated Cash Flows to Unitholders                       44
Unit Distribution                                         51
Underwriting                                              52
Federal Tax Status                                        55
Sponsor Information                                       55





This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.





PROSPECTUS
PART I


February 6, 1997



Insured MunicipalsIncome Trust and Investors' Quality Tax-Exempt
Trust, Multi-Series 287


IM-IT 385
Georgia IM-IT 83
New Jersey IM-IT 117
New York IM-IT 139
Pennsylvania IM-IT 227
Kentucky Quality 59




A Wealth of Knowledge A Knowledge of Wealth (sm)

VAN KAMPEN AMERICAN CAPITAL

One Parkview Plaza
Oakbrook Terrace, Illinois 60181
2800 Post Oak Boulevard
Houston, Texas 77056



This Part I of the Prospectus may not be distributed unless accompanied by
Part II. Both Parts of this Prospectus should be retained for future reference.


July 1996

Van Kampen American Capital

Prospectus Part II

Insured Municipals Income Trust, Insured Multi-Series and
Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series

This Part II of the Prospectus may not be distributed unless accompanied by
Part I. Both Parts of this Prospectus should be retained for future reference.

In the opinion of counsel, interest to the Fund and to Unitholders, with certain exceptions, is excludable under existing law from gross income for Federal income taxes. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located. Capital gains, if any, are subject to Federal tax.

The Fund. The objectives of the Fund are Federal and, in the case of a State Trust, state tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Fund consists of the underlying separate unit investment trusts set forth in Part I of this Prospectus. Each Trust initially consists of delivery statements relating to contracts to purchase securities and, thereafter, will consist of such securities as may continue to be held (the "Bonds" or "
Securities" ). Such Securities are interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authority, exempt from all Federal income taxes under the existing law. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located. The Bonds in an IM-IT Discount Trust were acquired at prices which results in an IM-IT Discount Trust portfolio, as a whole, being purchased at a deep discount from the aggregate par value of such Bonds. Gains based upon the difference, if any, between the value of the Bonds at maturity, redemption or sale and their purchase price at a discount (plus earned original issue discount) will constitute taxable ordinary income with respect to a Unitholder who is not a dealer with respect to his Units. Except in specific instances as noted in Part I of this Prospectus, the information contained in this Part II shall apply to each Trust in its entirety.

"AAA" Rating for the Insured Trusts Only. Insurance guaranteeing the payments of principal and interest, when due, on the Securities in the portfolio of each Insured Trust has been obtained from a municipal bond insurance company either by such Trust or by the issuer of the Bonds involved, by a prior owner of the Bonds or by the Sponsor prior to the deposit of such Bonds in an Insured Trust. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts" . Insurance obtained by an Insured Trust applies only while Bonds are retained in such Trust while insurance obtained on Preinsured Bonds is effective so long as such Bonds are outstanding. The Trustee, upon the sale of a Bond insured under an insurance policy obtained by an Insured Trust, has a right to obtain from the insurer involved permanent insurance for such Bond upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Insurance relates only to the Bonds in a Trust and not to the Units offered hereby or to the market value thereof. As a result of such insurance, the Units of each Insured Trust have received a rating of "AAA" by Standard & Poor's, A Division of the McGraw-Hill Companies ("Standard & Poor's" ). Standard & Poor's has indicated that this rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of each Insured Trust or sales by each Insured Trust of Bonds for less than the purchase price paid by such Trust will reduce payments to Unitholders of the interest and principal required to be paid on such Bonds. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts" . No representation is made as to any insurer's ability to meet its commitments.

Units of the Trust are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency and involve investment risk, including the possible loss of principal.

Public Offering Price. The Public Offering Price of the Units of each Trust during the initial offering period includes the aggregate offering price of the Securities in such Trust's portfolio, an applicable sales charge, cash, if any, in the Principal Account held or owned by such Trust, and accrued interest, if any. After the initial public offering period, the secondary market Public Offering Price of each Trust will include the aggregate bid price of the Securities in such Trust, an applicable sales charge, cash, if any, in the Principal Account held or owned by such Trust, and accrued interest, if any. Sales charges for the Trusts in the initial market, expressed both as a percentage of the Public Offering Price and as a percentage of the aggregate offering price of the Securities, are set forth under "Unitholder Explanations--Public Offering--General." For sales charges in the secondary market, see "Unitholder Explanations--Public Offering" . If the Securities in each Trust were available for direct purchase by investors, the purchase price of the Securities would not include the sales charge included in the Public Offering Price of the Units. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 100 Units. If Units were available for purchase at the close of business on the day before the Date of Deposit (except for an IM-IT, an IM-IT Discount or a Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit), the Public Offering Price per Unit would have been that amount set forth in the "Summary of Essential Financial
Information" in Part I of this Prospectus for each Trust. The minimum purchase requirement is one Unit except for certain transactions described under "Trust Administration--Unit Distribution" . See "Unitholder Explanations--Public Offering" .

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Estimated Current Return and Estimated Long-Term Return. The annual Estimated Current Returns and Estimated Long-Term Returns to Unitholders as of the close of business on the day before the Date of Deposit (except for an IM-IT, an IM-IT Discount or a Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) under the monthly and semi-annual distribution plans were as set forth under "Per Unit Information" for each Trust in Part I of this Prospectus. The methods of calculating Estimated Current Return and Estimated Long-Term Return are set forth under "Unitholder Explanations--Estimated Current Returns and Estimated Long-Term Returns."

Objectives of The Fund. The objectives of the Fund are income exempt from Federal income tax and, in the case of a State Trust, Federal and state income tax (if any) and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Fund will achieve its objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.

Distribution Options. Purchasers of Units who desire to receive distributions on a monthly or semi-annual basis may elect to do so at the time of settlement during the initial public offering period. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Change of Distribution Option" . The plan of distribution selected by such purchasers will remain in effect until changed. Those indicating no choice will be deemed to have chosen the monthly distribution plan. Record dates for monthly distributions will be the tenth day of each month and record dates for semi-annual distributions will be the tenth day of the months indicated under "Per
Unit Information" for the applicable Trust in Part I of this Prospectus. Distributions will be made on the twenty-fifth day of the month subsequent to the respective record dates.

Market for Units. Although not obligated to do so, the Sponsor, Van Kampen American Capital Distributors, Inc., intends to, and certain of the other Underwriters may, maintain a secondary market for the Units at prices based upon the aggregate bid prices of the Securities in the respective Trusts plus interest accrued to the date of settlement; however, during the initial offering period such prices will be based upon the aggregate offering prices of the Securities plus interest accrued to the date of settlement. If such a market is not maintained and no other over-the-counter market is available, a Unitholder will be able to dispose of his Units only through redemption at prices based upon the bid prices of the underlying Securities plus interest accrued to the date of settlement (see "Unitholder Explanations--Public Offering--Redemption of Units" and "Unitholder Explanations--Public Offering--Market for Units" ).

Reinvestment Option. Unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase units of any other Van Kampen American Capital trust in the initial offering period accepting rollover investments subject to a reduced sales charge to the extent stated in the related prospectus (which may be deferred in certain cases).

Unitholders have the opportunity to have their distributions reinvested into an open-end, management investment company as described herein. See " Unitholder Explanations--Public Offering--Reinvestment Option" .

Risk Factors. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Risk Factors" .

SETTLEMENT OF BONDS IN THE TRUSTS

The Fund. This series of the Insured Municipals Income Trust or the Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust (the "
Fund" ), consists of the underlying separate unit investment trusts described in Part I of this Prospectus. The Fund was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "
Trust Agreement" ), dated the Date of Deposit, among Van Kampen American Capital Distributors, Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee.

The Fund consists of separate portfolios of delivery statements relating to contracts to purchase interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax under existing law. All issuers of Securities in a State Trust are located in the State for which such Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to such State issuers, the related interest earned on such Securities is exempt to the extent indicated from state and local taxes of such State. With the exception of the New York and Pennsylvania Trusts, Units of such Trusts may be purchased only by residents of the State for which such Trust is named. Units of a New York Trust may be purchased by residents of New York, Connecticut, Florida and Massachusetts. Units of a Pennsylvania Trust may be purchased by residents of Pennsylvania, Connecticut, Florida, Maryland, New York, Ohio and West Virginia. Offerees in the States of Illinois, Indiana, Virginia and Washington may only purchase Units of a Trust named for their respective state of residence or an IM-IT, IM-IT Limited Maturity, IM-IT Intermediate, IM-IT Short Intermediate, IM-IT Discount Series or a National Quality Trust. On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of Securities in each Trust as indicated under "General
Information--Principal Amount (Par Value) of Securities in Trust" in the "Summary of Essential Financial Information" in Part I of this
Prospectus. Such Securities consist of delivery statements relating to contracts for the purchase of certain interest-bearing obligations and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for the Securities so deposited, delivered to the Sponsor the certificates evidencing the ownership of the number of Units in each Trust as indicated under "Summary of Essential Financial Information" in
Part I of this Prospectus. Unless otherwise terminated as provided herein, the Trust Agreement for any IM-IT, IM-IT Discount, State (other than a State Intermediate Laddered Maturity Trust) or National Quality Trust will terminate at the end of the calendar year prior to the fiftieth anniversary of its execution, and the Trust Agreement for any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust, State Intermediate Laddered Maturity Trust or IM-IT Short Intermediate Trust will terminate at the end of the calendar year prior to the twentieth anniversary of its execution.

The portfolio of any IM-IT, IM-IT Discount, State (other than a State Intermediate Laddered Maturity Trust) or National Quality Trust consists of Bonds maturing approximately 15 to 40 years from the Date of Deposit. The approximate range of maturities from the Date of Deposit for Bonds in any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trust is 12 to 15 years, 5 to 15 years, 5 to 10 years and 3 to 7 years, respectively. The dollar-weighted average maturity of the Bonds in any IM-IT Intermediate Trust, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trust is less than or equal to 10 years, 10 years and 5 years, respectively.

Substantially all of the Bonds in an IM-IT Discount Trust are obligations which were originally issued at a discount, including "zero coupon" bonds. See "Federal Tax Status" for a discussion of the tax consequences of original issue discount.

The portfolio of any State Intermediate Laddered Maturity Trust is structured so that approximately 20% of the Bonds contained in such portfolio will mature each year, commencing in approximately the fifth year of the Trust, entitling each Unitholder to a return of principal. This return of principal may offer Unitholders the opportunity to respond to changing economic conditions and to specific financial needs that may arise between the fifth and tenth years of a State Intermediate Laddered Maturity Trust. However, the flexibility provided by the return of principal may at the same time eliminate a Unitholder's ability to reinvest the amount returned at a rate as high as the implicit yield on the obligations which matured.

Each Unit initially offered represents the fractional undivided interest in the principal and net income of a Trust indicated under "Summary of Essential Financial Information" in Part I of this Prospectus. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Underwriters, or until the termination of the Trust Agreement.

Objectives and Securities Selection. The objectives of the Fund are income exempt from Federal income taxation and, in the case of a State Trust, Federal and state income taxation and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. A State Intermediate Laddered Maturity Trust has additional objectives of providing protection against changes in interest rates and investment flexibility through an investment in a laddered portfolio of intermediate-term interest-bearing obligations with maturities ranging from approximately 5 to 10 years in which roughly 20% of the obligations contained in such portfolio will mature each year commencing in approximately the fifth year of the Trust. There is, of course, no guarantee that the Trusts will achieve their respective objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.

Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by such Trust from either AMBAC Indemnity Corporation ("AMBAC Indemnity" ), Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC" ) or a combination thereof (collectively, the "Portfolio Insurers" ), or by the issuer of such Bonds, by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in such Trust from certain of the " Preinsured Bond Insurers" described herein. Insurance obtained by an Insured Trust is effective only while the Bonds thus insured are held in such Trust. For information relating to insurance on the bonds, see "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts."

In selecting Securities for the Trusts the following factors, among others, were considered by the Sponsor: (a) either the Standard & Poor's rating of the Securities was in no case less than "BBB-" in the case of the Insured
Trusts and "A-" in the case of the Quality Trusts, or the Moody's
Investors Service, Inc. ("Moody's" ) rating of the Securities was in no case less than "Baa" in the case of the Insured Trusts and "A" in the case of the Quality Trusts, including provisional or conditional ratings, respectively, or, if not rated, the Securities had, in the opinion of the Sponsor, credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Fund (see "Description of Ratings" ), (b) the prices of the Securities relative to other bonds of comparable quality and maturity, (c) the diversification of Securities as to purpose of issue and location of issuer and (d) with respect to the Insured Trusts, the availability and cost of insurance for the prompt payment of principal and interest, when due, on the Securities. Subsequent to the Date of Deposit, a Security may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of such Security from the portfolio of a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Security (see "Trust Administration--Fund Administration and Expenses--Portfolio Administration" ).

Risk Factors. The Trusts include certain types of bonds described below. Accordingly, an investment in a Trust should be made with an understanding of the characteristics of and risks associated with such bonds. See "
General" for each Trust in Part I of this Prospectus. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Bonds.

Certain of the Bonds may be general obligations of a governmental entity that are backed by the taxing power of such entity. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Fund, both within a particular classification and between classifications, depending on numerous factors.

Certain of the Bonds may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing bonds held by the Fund, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such Bonds are actively considering the redemption of such Bonds prior to their respective stated initial call dates.

Certain of the Bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs.

Certain of the Bonds may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in the portfolio to make payments of principal and/or interest on such Bonds.

Certain of the Bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances.

Certain of the Bonds may be industrial revenue bonds ("IRBs" ). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected.

Certain of the Bonds may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations" ). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

Certain of the Bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of " college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Certain of the Bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in a Trust prior to the stated maturity of the Bonds.

Certain of the Bonds may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in a Trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See " Federal Tax Status." Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.

Certain of the Bonds may be "zero coupon" bonds. See footnote (6) in "Notes to Portfolios" in Part I of this Prospectus. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

Certain of the Bonds may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See footnote (5) in "
Notes to Portfolios" in Part I of this Prospectus. The delivery of any such Securities may be delayed or may not occur. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any Securities are actually delivered to the Fund after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such Securities are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such Securities during the interval between their purchase of Units and the actual delivery of such Securities. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated herein which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than that of the Trustee (which may be reduced in the first year only) do not vary from that set forth under "Per Unit
Information" for the applicable Trust in Part I of this Prospectus. Unitholders will be "at risk" with respect to all Securities in the portfolios including "when, as and if issued" and "delayed delivery" Securities (i.e., may derive either gain or loss from fluctuations in the evaluation of such Securities) from the date they commit for Units. For a discussion of the Sponsor's obligations in the event of the failure of any contract for the purchase of any of the Securities and limited right to substitute other tax-exempt bonds to replace any failed contract, see "Replacement Bonds" .

Certain of the Bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of Bonds or may require the mandatory redemption of Bonds include, among others: a final determination that the interest on the Bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the Bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the Bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the Bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the Bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the Bonds are issued on the issuer of the Bonds or the user of the proceeds of the Bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the Bonds; an overestimate of the costs of the project to be financed with the proceeds of the Bonds resulting in excess proceeds of the Bonds which may be applied to redeem Bonds; or an underestimate of a source of funds securing the Bonds resulting in excess funds which may be applied to redeem Bonds. The issuer of certain Bonds in a Trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call Bonds in accordance with the stated redemption provisions of such Bonds. In such a case the issuer no longer has the right to call the Bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a Bond at a time when the issuer of the Bond might not have called a Bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Bonds. See "Portfolio" for each Trust and footnote (3) in the "Notes to Portfolios" in Part I of this Prospectus. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect upon the Fund or any of the Trusts. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to Securities in the Fund. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such Securities or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Fund has received or will receive opinions of bond counsel to the issuing authorities of each Security on the date of issuance to the effect that such Securities have been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Securities.

Replacement Bonds. Because certain of the Securities in the Fund may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that any Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for the Fund under a contract, including those Securities purchased on a "when, as and if issued" basis ("Failed Bonds" ), the Sponsor is authorized under the Trust
Agreement to direct the Trustee to acquire other bonds ("Replacement
Bonds" ) to make up the original corpus of the Fund.

The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds (i) must be tax-exempt bonds issued by states or territories of the United States or political subdivisions thereof and, in the case of replacement of bonds in a State Trust, shall have the benefit of an exemption from state taxation of interest to an extent equal to or greater than that of the bonds they replace, (ii) must have a fixed maturity date of at least 10 years in the case of an IM-IT, IM-IT Discount, State (other than a State Intermediate Laddered Maturity Trust) or National Quality Trust or, in the case of an IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity or IM-IT Short Intermediate Trust, must have a fixed maturity date within the range set forth under " Unitholder Explanations--Settlement of Bonds in the Trusts--The Fund" ,
(iii) must be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Date of Deposit, at least equal to that of the Failed Bonds, (iv) shall not be "when, as and if issued" bonds, (v) must be rated "BBB-" or better in the case of the Insured
Trusts and "A-" or better in the case of the Quality Trusts by Standard & Poor's or "Baa" or better in the case of the Insured Trusts and "A" or better in the case of the Quality Trusts by Moody's and
(vi) with respect to each Insured Trust, must be insured by one of the Preinsured Bond Insurers or be eligible for (and when acquired be insured under) the insurance obtained by such Insured Trust. Whenever a Replacement Bond has been acquired for the Fund, the Trustee shall, within five days thereafter, notify all Unitholders of the affected Trust of the acquisition of the Replacement Bond and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the affected Trust of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. Once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of the Trust; i.e., the Trust will have no managerial power to take advantage of market variation to improve a Unitholder's investment.

If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Unitholders of the affected Trust and distribute the principal and accrued interest (at the coupon rate of such Failed Bonds to the date the Failed Bonds are removed from the Fund) attributable to such Failed Bonds not more than 30 days after such removal or such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. All such interest paid to a Unitholder which accrued after the expected date of settlement for purchase of his Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. In the event a Replacement Bond should not be acquired by the Fund, the Estimated Net Annual Interest Income per Unit for the affected Trust would be reduced and the Estimated Current Return and Estimated Long-Term Return thereon might be lowered. In addition, Unitholders should be aware that they may not be able at the time of receipt of such principal to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds were earning to Unitholders in the affected Trust.

Distributions. Distributions of interest received by the Fund, pro rated on an annual basis, will be made on a monthly basis unless the Unitholder elects to receive them semi-annually. The first such distribution will be in the amount indicated under "Per Unit Information" for the applicable Trust in
Part I of this Prospectus and will be made on the twenty-fifth day of the month indicated under "Initial Distribution" therein to Unitholders of record on the tenth day of such month. The first distribution of funds from the Principal Account, if any, will be made on the first semi-annual distribution date to Unitholders of record on the first semi-annual record date, and thereafter such distributions will be made on a semi-annual basis, except under certain special circumstances (see "Unitholder Explanations--Public Offering--Distributions of Interest and Principal" ).

Change of Distribution Option. The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders may change the plan of distribution in which they are participating. For convenience of Unitholders, the Trustee will furnish a card for this purpose; cards may also be obtained upon request from the Trustee. Unitholders desiring to change their plan of distribution may so indicate on the card and return it together with their certificate and such other documentation that the Trustee may then require, to the Trustee. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. If the card and certificate are properly presented to the Trustee, the change will become effective as of the opening of business on the first day after the next succeeding semi-annual record date and will be effective, unless further changed, for all subsequent distributions.

Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of each Trust is evidenced by separate registered certificates executed by the Trustee and the Sponsor unless a Unitholder or the Unitholder's registered broker-dealer makes a written request to the Trustee that ownership be in book entry form. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced as a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, or such certificate transfer instrument exactly as his name appears on the records of the Trustee, and on the face of any certificate representing Units to be transferred, with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP" ) or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof. Certificates for Units will bear appropriate notations on their face indicating which plan of distribution has been selected in respect thereof. If a change in the plan of distribution is made, the existing certificate must be surrendered to the Trustee and a new certificate will be issued, at no charge to the Unitholder, to reflect the currently effective plan of distribution.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued (other than as a result of a change in plan of distribution) or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

ESTIMATED CURRENT RETURNS AND ESTIMATED LONG-TERM RETURNS

As of the close of business on the day before the Date of Deposit (except for an IM-IT, an IM-IT Discount or a Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) the Estimated Current Returns and the Estimated Long-Term Returns, under the monthly and semi-annual distribution plans, were as set forth in the "Per Unit Information" for each Trust in Part I of this Prospectus. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in a Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

In order to acquire certain of the Securities contracted for by the Sponsor for deposit in the Fund, it may be necessary for the Sponsor or Trustee to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit, which amount of cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor when funds become available from interest payments on the particular Securities with respect to which such payments may have been made. Also, since interest on any "when, as and if issued" Securities does not begin accruing as tax-exempt interest income to the benefit of Unitholders until the date of delivery, the Trustee may reduce its fee (and to the extent necessary pay Trust expenses) in order to maintain (or in some cases approach) the same estimated net annual interest incomes during the first year of the Trusts' operations as described under "Per Unit Information" for the applicable Trust in Part I of this Prospectus.

ACCRUED INTEREST

Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although each Trust accrues such interest daily. Because of this, a Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of a Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date. See "Public Offering--Distributions of Interest and Principal."

Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

PUBLIC OFFERING

General. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the aggregate offering price of the Securities in such Trust's portfolio, a sales charge of 4.9% of the Public Offering Price (5.152% of the aggregate offering price of the Securities) for an IM-IT, a State (other than a State Intermediate Laddered Maturity Trust) or a National Quality Trust, 4.3% of the Public Offering Price (4.493% of the aggregate offering price of the Securities) for an IM-IT Limited Maturity Trust, 4.0% of the Public Offering Price (4.167% of the aggregate offering price of the Securities) for an IM-IT Discount Trust, 3.9% of the Public Offering Price (4.058% of the aggregate offering price of the Securities) for an IM-IT Intermediate Trust, 3.0% of the Public Offering Price (3.093% of the aggregate offering price of the Securities) for a State Intermediate Laddered Maturity Trust and 2.0% of the Public Offering Price (2.041% of the aggregate offering price of the Securities) for an IM-IT Short Intermediate Trust, cash, if any, in the Principal Account held or owned by such Trust, and accrued interest, if any. After the initial public offering period, the secondary market public offering price is based on the bid prices of the Securities in each Trust, an applicable sales charge as determined in accordance with the table set forth below, which is based upon the estimated long-term return life of each Trust, cash, if any, in the Principal Account held or owned by such Trust, and accrued interest, if any. For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless: (a) the Bonds have been called for redemption or are subject to redemption at an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Bonds are subject a "mandatory tender" , in which case such mandatory tender will be deemed to be the date upon which they mature.

The effect of this method of sales charge computation will be that different sales charge rates will be applied to each Trust based upon the estimated long-term return life of such Trust's Portfolio, in accordance with the following schedule:


Years To Maturity    Sales Charge    Years To Maturity    Sales Charge
1                    1.010 %         12                   4.712 %
2                    1.523           13                   4.822
3                    2.041           14                   4.932
4                    2.302           15                   5.042
5                    2.564           16                   5.152
6                    2.828           17                   5.263
7                    3.093           18                   5.374
8                    3.627           19                   5.485
9                    4.167           20                   5.597
10                   4.384           21 to 30             5.708
11                   4.603

The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the Securities in a Trust. Expressed as a percent of the Public Offering Price, the sales charge on a Trust consisting entirely of a portfolio of Bonds with 15 years to maturity would be 4.80%. The sales charges in the table above do not apply to IM-IT Discount Trusts. The applicable secondary market sales charges for an IM-IT Discount Trust are set forth in Part I of any Prospectus by which such Trust is offered. The sales charge applicable to quantity purchases during the initial offering period is, however, reduced on a graduated basis to any person acquiring 100 or more Units as follows:

                                               Dollar Amount of Sales
                                              Charge Reduction Per Unit

                       IM-IT, State (other than
                       a State Intermediate
                       Laddered Maturity Trust)  IM-IT Short
Aggregate Number of    and National Quality      Intermediate    IM-IT Discount
Units Purchased        Trusts                    Trust           Trust           Other Trusts
100-249 Units......... $                  4.00   $       2.00    $         2.00  $       4.00
250-499 Units......... $                  6.00   $       3.00    $         4.00  $       6.00
500-999 Units......... $                 14.00   $       4.00    $         6.00  $       9.00
1,000 or more Units... $                 19.00   $       6.00    $         8.00  $      11.00

Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker, dealer or agent. The Sponsor will, however, increase the concession or agency commission for such quantity purchases. See "Public Offering--Unit Distribution" . This reduced sales charge structure will apply on all purchases by the same person from any one Underwriter or dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the " Initial Purchase Date" ) or (b) on any day subsequent to the Initial
Purchase Date, if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. Employees of Van Kampen American Capital Distributors Inc. and its affiliates may purchase Units of the Trust at the current Public Offering Price less the underwriting commission or less the dealer's concession in the absence of an underwriting commission. Registered representatives of selling Underwriters may purchase Units of the Fund at the current Public Offering Price less the underwriting commission during the initial offering period and less the dealer's concession for secondary market transactions. Registered representatives of selling brokers, dealers, or agents may purchase Units of the Fund at the current Public Offering Price less the dealer's concession during the initial offering period and for secondary market transactions.

Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Trust Administration--General--Unit Distribution" ) by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and
(4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

Offering Price. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in
Part I of this Prospectus in accordance with fluctuations in the prices of the underlying Securities in each Trust.

As indicated above, the price of the Units as of the date the Securities were deposited in each Trust was determined by adding to the aggregate offering price of the Securities of a Trust an amount equal to the applicable sales charge expressed as a percentage of the aggregate offering price of the Securities and dividing the sum so obtained by the number of Units outstanding. This computation produced a gross underwriting commission equal to such sales charge expressed as a percentage of the Public Offering Price. Such price determination as of the close of business on the day before the Date of Deposit (except for an IM-IT, IM-IT Discount or a Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) was made on the basis of an evaluation of the Securities in each Trust prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. After the close of business on the day before the Date of Deposit (except for an IM-IT, IM-IT Discount or a Pennsylvania IM-IT Trust after 8:00 A.M. Central Time on the Date of Deposit) and during the period of initial offering, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities of each Trust as of the Evaluation Time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received at or prior to the Evaluation Time on each such day. Orders received by the Trustee, Sponsor or any Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. For secondary market sales the Public Offering Price per Unit will be equal to the aggregate bid price of the Securities in the Trust plus an amount equal to the applicable secondary market sales charge expressed as a percentage of the aggregate bid price of the Securities and dividing the sum so attained by the number of Units then outstanding. This computation produces a gross commission equal to such sales charge expressed as a percentage of the Public Offering Price. For secondary market purposes such appraisal and adjustment with respect to a Trust will be made by the Evaluator as of the Evaluation Time on days in which the New York Stock Exchange is open for each day on which any Unit of such Trust is tendered for redemption and it shall determine the aggregate value of any Trust as of the Evaluation Time on such other days as may be necessary.

The aggregate price of the Securities in each Trust has been and will be determined on the basis of bid prices or offering prices, as is appropriate,
(a) on the basis of current market prices for the Securities obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Fund; (b) if such prices are not available for any particular Securities, on the basis of current market prices for comparable bonds; (c) by causing the value of the Securities to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the Securities will generally fluctuate with changes in market interest rates. Unless Bonds are in default in payment of principal or interest or in significant risk of such default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust, if any.

The Evaluator will consider in its evaluation of Bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default (the "Defaulted Bonds" ) the value of the insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premiums and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of the affected Portfolio Insurer to meet its commitments under any Trust insurance policy, including the commitments to issue Permanent Insurance. It is the position of the Sponsor that this is a fair method of valuing the Bonds and the insurance obtained by an Insured Trust and reflects a proper valuation method in accordance with the provisions of the Investment Company Act of 1940. No value has been ascribed to insurance obtained by an Insured Trust, if any, as of the date of this Prospectus.

The initial or primary Public Offering Price of the Units is equal to the offering price per Unit of the underlying Securities in each Trust plus the applicable sales charge plus interest accrued but unpaid from the First Settlement Date to the date of settlement. The secondary market Public Offering Price is equal to the bid price per Unit of the Securities in each Trust plus the applicable sales charge plus accrued interest. The offering price of Securities in each Trust may be expected to average approximately 0.5%-1% more than the bid price of such Securities. On the Date of Deposit, the offering side evaluations of the Securities in the Trusts were higher than the bid side evaluations of such Securities by the respective amounts indicated in "Notes to Portfolios" in Part I of this Prospectus.

Although payment is normally made three business days following the order for purchase, payment may be made prior thereto. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Redemption of Units" below for information regarding the ability to redeem Units ordered for purchase.

Market for Units. During the initial public offering period, the Sponsor and/or certain of the Underwriters intend to offer to purchase Units at a price equivalent to the Public Offering Price which is based upon the aggregate offering price per Unit of the underlying Securities in each Trust plus accrued interest to the date of settlement less the related sales commission. Afterward, although not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for the Units offered hereby and to offer continuously to purchase such Units at prices, subject to change at any time, based upon the aggregate bid prices of the Securities in the portfolio of each Trust plus interest accrued to the date of settlement and plus any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder of any Trust desiring to dispose of his Units may be able to dispose of such Units only by tendering them to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the Securities in the portfolio of such Trust plus any accrued interest. The aggregate bid prices of the underlying Securities in a Trust are expected to be less than the related aggregate offering prices. See "Redemption of Units" below. A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

Distributions of Interest and Principal. Interest received by the Fund, including that part of the proceeds of any disposition of Securities which represents accrued interest, is credited by the Trustee to the Interest Account for the appropriate Trust. Other receipts are credited to the Principal Account for the appropriate Trust. Interest received by the Fund after deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date (see "Public Offering--Offering Price" above) will be distributed on or shortly after the twenty-fifth day of each month on a pro rata basis to Unitholders of record of a Trust as of the preceding record date who are entitled to distributions at that time under the plan of distributions chosen. All distributions will be net of applicable expenses. The pro rata share of cash in the Principal Account of a Trust will be computed as of the date set forth under "Per Unit Information" for the applicable Trust in Part I of this Prospectus, and thereafter as of the semi-annual record date, and distributions to the Unitholders as of such record date will be made on or shortly after the twenty-fifth day of such month. Proceeds received from the disposition of any of the Securities after such record date and prior to the following distribution date will be held in the Principal Account and not distributed until the next distribution date. The Trustee is not required to pay interest on funds held in any Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution therein shall equal at least $1.00 per Unit. However, should the amount available for distribution in the Principal Account equal or exceed $10.00 per Unit, the Trustee will make a special distribution from the Principal Account on the next succeeding monthly distribution date to holders of record on the related monthly record date.

The distribution to the Unitholders of a Trust as of each record date after the First Settlement Date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholder's pro rata share of the estimated net annual interest income in the Interest Account of such Trust after deducting estimated expenses attributable as is consistent with the distribution plan chosen. Because interest payments are not received by the Fund at a constant rate throughout the year, such interest distribution may be more or less than the amount credited to such Interest Account as of the record date. For the purpose of minimizing fluctuations in the distributions from an Interest Account, the Trustee is authorized to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee shall be reimbursed for any such advances from funds in the applicable Interest Account on the ensuing record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase, under the applicable plan of distribution.

On or before the twenty-fifth day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Fund (as determined on the basis set forth under "Trust Administration--Fund Administration and Expenses" ). The Trustee also may withdraw from said Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Fund. Amounts so withdrawn shall not be considered a part of the Fund's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Bonds and redemptions of Units by the Trustee.

Reinvestment Option. Unitholders of unit investment trusts sponsored by Van Kampen American Capital Distributors, Inc., may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of any Van Kampen American Capital mutual funds (except for B shares) which are registered in the Unitholder's state of residence. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds" .

Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.

After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date. Unitholders with an existing Guaranteed Reinvestment Option (GRO) Program account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new GRO account which allows purchases of Reinvestment Fund shares at net asset value as described above.

Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund. A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions of his or her Units in cash. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its sponsor and investment adviser shall have the right to terminate at any time the reinvestment plan relating to such fund.

Unitholders of New York Trusts, other than residents of Massachusetts, may elect to have distributions reinvested in shares of First Investors New York Insured Tax Free Fund, Inc. subject to a sales charge of $1.50 per $100 reinvested (paid to First Investors Management Company, Inc.).

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Thus, redemption of Units cannot be effected until certificates representing such Units have been delivered by the person seeking redemption or satisfactory indemnity provided. No redemption fee will be charged. On the third business day following such tender the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on days of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, such Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding" in the event the Trustee has not been previously provided such number.

Accrued interest paid on redemption shall be withdrawn from the Interest Account of such Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts will be withdrawn from the Principal Account of such Trust. The Trustee is empowered to sell underlying Securities of a Trust in order to make funds available for redemption. Units so redeemed shall be cancelled.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Securities in each Trust, while the initial and primary Public Offering Price of Units will be determined on the basis of the offering price of the Securities in each Trust, as of the Evaluation Time on days of trading on the New York Stock Exchange on the date any such determination is made. On the Date of Deposit the Public Offering Price per Unit (which is based on the offering prices of the Bonds in each Trust and includes the sales charge) exceeded the value at which Units could have been redeemed (based upon the current bid prices of the Securities in such Trust) by the amount shown under "Summary of Essential Financial Information" in Part I of this Prospectus. While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in each Trust on the basis of (i) the cash on hand in such Trust or moneys in the process of being collected, (ii) the value of the Securities in such Trust based on the bid prices of the Securities therein, except for cases in which the value of insurance has been included, (iii) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of such Trust and (b) the accrued expenses of such Trust. The Evaluator may determine the value of the Securities in each Trust by employing any of the methods set forth in "
Public Offering--Offering Price" . In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance maintained on the Bonds in an Insured Trust unless such Bonds are in default in payment of principal or interest or in significant risk of such default. For a description of the situations in which the Evaluator may value the insurance obtained by the Insured Trusts, see "Public Offering--Offering Price" above.

The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the Securities represented by the Units so redeemed. As stated above, the Trustee may sell Securities to cover redemptions. When Securities are sold, the size and diversity of the affected Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trusts is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

Reports Provided. The Trustee shall furnish Unitholders of a Trust in connection with each distribution a statement of the amount of interest and the amount of other receipts (received since the preceding distribution), if any, being distributed expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. For as long as the Trustee deems it to be in the best interests of the Unitholders, the accounts of each Trust shall be audited, not less frequently than annually, by independent certified public accountants and the report of such accountants shall be furnished by the Trustee to Unitholders of such Trusts upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Interest
Account: interest received (including amounts representing interest received upon any disposition of Securities) and the percentage of such interest by states in which the issuers of the Securities are located, deductions for applicable taxes and for fees and expenses of such Trust, for purchases of Replacement Bonds and for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;
(ii) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchases of Replacement Bonds and for redemptions of Units, if any, deductions for payment of applicable taxes and fees and expenses of the Trustee, the amount of "when issued" interest treated as a return of capital, if any, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding. In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in a Trust furnished to it by the Evaluator. Each distribution statement of a Trust will reflect pertinent information in respect of the other plan of distribution so that Unitholders may be informed regarding the results of such other plan of distribution.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS

Insurance has been obtained by each Insured Trust or by the issuer of such Bonds, or by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in a Trust guaranteeing prompt payment of interest and principal, when due, in respect of the Bonds in such Trust. See "
Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection" . The "Portfolio Insurers" and the "
Preinsured Bond Insurers" are described under "Notes to Portfolios"
 in Part I of this Prospectus. The Portfolio Insurers are either AMBAC Indemnity Corporation or Financial Guaranty Insurance Company. An insurance policy obtained by an Insured Trust, if any, is non-cancellable and will continue in force so long as such Trust is in existence, the respective Portfolio Insurer is still in business and the Bonds described in such policy continue to be held by such Trust (see "Portfolio" for the respective
Insured Trust in Part I of this Prospectus). Any portfolio insurance premium for an Insured Trust, which is an obligation of such Trust, is paid by each Trust on a monthly basis. Non-payment of premiums on a policy obtained by an Insured Trust will not result in the cancellation of insurance but will force the insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from such Trust. Premium rates for each issue of Bonds protected by a policy obtained by an Insured Trust, if any, are fixed for the life of the Trust. The premium for any Preinsured Bond insurance has been paid by such issuer, by a prior owner of such Bonds or the Sponsor and any such policy or policies are non-cancellable and will continue in force so long as the Bonds so insured are outstanding and the respective Preinsured Bond Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.

The aforementioned portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the Bonds as they fall due. For the purposes of insurance obtained by an Insured Trust, " when due" generally means the stated maturity date for the payment of principal and interest. However, in the event (a) an issuer of a Bond defaults in the payment of principal or interest on such Bond, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such Bond is accelerated, the affected Portfolio Insurer has the option, in its sole discretion, after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such Bond plus accrued interest to the date of such payment and thereby retire the Bond from the affected Trust prior to such Bond's stated maturity date. The insurance does not guarantee the market value of the Bonds or the value of the Units. Insurance obtained by an Insured Trust, if any, is only effective as to Bonds owned by and held in such Trust. In the event of a sale of any such Bond by the Trustee, such insurance terminates as to such Bond on the date of sale.

Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of a Bond covered under a portfolio insurance policy obtained by an Insured Trust, has the right to obtain permanent insurance with respect to such Bond (i.e., insurance to maturity of the Bonds regardless of the identity of the holder thereof) (the "Permanent Insurance" ) upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the affected Trust would receive net proceeds (sale of Bond proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such Bonds were sold on an uninsured basis. The insurance premium with respect to each Bond eligible for Permanent Insurance would be determined based upon the insurability of each Bond as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each Bond.

The Sponsor believes that the Permanent Insurance option provides an advantage to an Insured Trust in that each Bond insured by a Trust insurance policy may be sold out of the affected Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the Bond so sold (which is not the case in connection with any value attributable to an Insured Trust's portfolio insurance). See "Public Offering--Offering Price" . Because any such insurance value may be realized in the market value of the Bond upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event an Insured Trust were to be comprised of a substantial percentage of Bonds in default or significant risk of default, it is much less likely that such Trust would need at some point in time to seek a suspension of redemptions of Units than if such Trust were to have no such option (see "Public Offering--Redemption of Units" ) and (b) at the time of termination of an Insured Trust, if such Trust were holding defaulted Bonds or Bonds in significant risk of default such Trust would not need to hold such Bonds until their respective maturities in order to realize the benefits of such Trust's portfolio insurance (see "Trust Administration--Amendment or Termination" ).

Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the Bonds covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be the difference between (i) the market value of a Bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Bonds not covered by Permanent Insurance. See "Public Offering--Offering Price" . It is also the present intention of the Trustee not to sell such Bonds to effect redemptions or for any other reason but rather to retain them in the portfolio because value attributable to the insurance cannot be realized upon sale. See "Public Offering--Offering
Price" herein for a more complete description of an Insured Trust's method of valuing defaulted Bonds and Bonds which have a significant risk of default. Insurance obtained by the issuer of a Bond is effective so long as such Bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

The portfolio insurance policy or policies obtained by an Insured Trust, if any, with respect to the Bonds in such Trust were issued by one or more of the Portfolio Insurers. Any other Preinsured Bond insurance policy (or commitment therefor) was issued by one of the Preinsured Bond Insurers. See "
Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection" .

The following summary information relating to the listed insurance companies has been obtained from publicly available information:

                                         Financial Information as of December 31, 1994
                                                  (in millions of dollars)

                                          Date            Admitted     Policyholders'
Name                                      Established     Assets       Surplus
AMBAC Indemnity Corporation..............     1970        $  2,145     $         782
Capital Guaranty Insurance Corporation...     1986             304               168
Capital Markets Assurance Corporation....     1987             199               140
Financial Guaranty Insurance Company.....     1984           2,131               894
Financial Security Assurance, Inc........     1984             804               344
MBIA Insurance Corporation...............     1986           3,401             1,110

In order to be in an Insured Trust, Bonds must be insured by one of the Preinsured Bond Insurers or be eligible for the insurance being obtained by such Trust. In determining eligibility for insurance, the Preinsured Bond Insurers and the Portfolio Insurers have applied their own standards which correspond generally to the standards they normally use in establishing the insurability of new issues of municipal bonds and which are not necessarily the criteria used in the selection of Bonds by the Sponsor. To the extent the standards of the Preinsured Bond Insurers and the Portfolio Insurers are more restrictive than those of the Sponsor, the previously stated Trust investment criteria have been limited with respect to the Bonds. This decision is made prior to the Date of Deposit, as debt obligations not eligible for insurance are not deposited in an Insured Trust. Thus, all of the Bonds in the portfolios of the Insured Trusts in the Fund are insured either by the respective Trust or by the issuer of the Bonds, by a prior owner of such Bonds or by the Sponsor prior to the deposit of such Bonds in a Trust.

Because the Bonds are insured by one of the Portfolio Insurers or one of the Preinsured Bond Insurers as to the timely payment of principal and interest, when due, and on the basis of the various reinsurance agreements in effect, Standard & Poor's has assigned to the Units of each Insured Trust its "
AAA" investment rating. Such rating will be in effect for a period of thirteen months from the Date of Deposit and will, unless renewed, terminate at the end of such period. See "Description of Ratings" . The obtaining of this rating by an Insured Trust should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of such Trust or of the Units.

An objective of portfolio insurance obtained by an Insured Trust is to obtain a higher yield on the portfolio of such Trust than would be available if all the Securities in such portfolio had Standard & Poor's "AAA" rating and yet at the same time to have the protection of insurance of prompt payment of interest and principal, when due, on the Bonds. There is, of course, no certainty that this result will be achieved. Preinsured Bonds in an Insured Trust (all of which are rated "AAA" by Standard & Poor's) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard &
Poor's. In selecting such Bonds for an Insured Trust, the Sponsor has applied the criteria hereinbefore described.

In the event of nonpayment of interest or principal, when due, in respect of a Bond, AMBAC Indemnity shall make such payment not later than 30 days and Financial Guaranty shall make such payment within one business day after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof. All policies issued by the Portfolio Insurers and the Preinsured Bond Insurers are substantially identical insofar as obligations to an Insured Trust are concerned.

The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under policy provisions substantially identical to the policies described herein, will be excludable from Federal gross income under Section 103(a)(1) of the Internal Revenue Code to the same extent as if such payments were made by the issuer of the municipal obligations. Holders of Units in an Insured Trust should discuss with their tax advisers the degree of reliance which they may place on this letter ruling. However, Chapman and Cutler, counsel for the Sponsor, has given an opinion to the effect such payment of proceeds would be excludable from Federal gross income to the extent described under "Federal Tax Status"
 .

Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made thereunder at some time in the future. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of bond or portfolio insurance.

The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

For information relating to the insurance on the Bonds in the Insured Trusts and the breakdown of the insurers of Preinsured Bonds, see footnote (5) in "Notes to Portfolios" in Part I of this Prospectus.

UNDERWRITING

For a breakdown of the Underwriters who have severally purchased Units of each Trust from the Sponsor, see "Other Matters--Underwriting" in Part I of this Prospectus.

Units may also be sold to broker-dealers and others at prices representing the per Unit concession or agency commission stated under "Trust Administration--General--Unit Distribution" . However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time.

In addition to any other benefits the Underwriters may realize from the sale of the Units of the Fund, the Agreement Among Underwriters provides that the Sponsor will share on a pro rata basis among certain Underwriters (those who underwrite at least 250 Units) 50% of the aggregate gain, if any, represented by the difference between the Sponsor's cost of the Securities in connection with their acquisition and the evaluation thereof on the Date of Deposit less deductions for certain accrued interest and certain other costs. See "
Trust Administration--General--Sponsor and Underwriter Compensation" herein and "Portfolio" for the applicable Trust in Part I of this Prospectus.

Underwriters and broker-dealers of the Trusts, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying underwriters, brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.

FUND ADMINISTRATION AND EXPENSES

Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. Van Kampen American Capital Distributors, Inc. is primarily owned by Clayton, Dubilier & Rice, Inc., a New York-based private investment firm. Van Kampen American Capital Distributors, Inc. management owns a significant minority equity position. On June 21, 1996 VK/AC Holding, Inc., the indirect corporate parent of the Sponsor, entered into an Agreement and Plan of Merger among Morgan Stanley Group Inc., MSAM Holdings II, Inc. and MSAM Acquisition Inc., pursuant to which MSAM Acquisition Inc. will be merged with and into VK/AC Holding, Inc. and VK/AC Holding, Inc. will be the surviving corporation. MSAM Acquisition Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc. which, in turn, is a wholly owned subsidiary of Morgan Stanley Group Inc. Subject to a number of conditions being met, it is currently anticipated that a closing will occur in November of 1996. Thereafter, VK/AC Holding, Inc. and its affiliated entities, including the Sponsor, shall be part of the Morgan Stanley Group Inc. Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (708) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas, 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of March 31, 1996 the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $123,020,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Fund or to any Series thereof or to any other Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

As of March 31, 1996, the Sponsor and its affiliates managed or supervised approximately $57.2 billion of investment products, of which over $24.8 billion is invested in municipal securities. The Sponsor and its affiliates managed $45.4 billion of assets, consisting of $22.5 billion for 63 open-end mutual funds (of which 47 are distributed by Van Kampen American Capital Distributors, Inc.), $11.9 billion for 38 closed-end funds and $5.6 billion for 93 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen American Capital's open-end funds, closed-end funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R)trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission,
(ii) terminate the Trust Agreement and liquidate the Fund as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

All costs and expenses incurred in creating and establishing the Fund, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial evaluation fees and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Fund.

Compensation of Sponsor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Fund. However, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., which is an affiliate of the Sponsor, will receive an annual supervisory fee as indicated under "Summary of Essential
Financial Information" in Part I of this Prospectus for providing portfolio supervisory services for the Fund. Such fee may exceed the actual costs of providing such supervisory services for this Fund, but at no time will the total amount received for portfolio supervisory services rendered to Series 1 of the Fund and subsequent series and to any other unit investment trusts sponsored by the Sponsor for which the Evaluator provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Evaluator of supplying such services in such year. In addition, the Evaluator shall receive an annual evaluation fee as indicated under "Summary of Essential Financial Information" in Part I of this Prospectus for regularly evaluating each Trust's portfolio. Such fees are based on the outstanding principal amount of Securities in each Trust on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer
Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor and the Underwriters will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "General--Sponsor and Underwriter Compensation" below.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone
(800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Bonds for the portfolios of any of the Trusts. In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Fund. Such records shall include the name and address of, and the certificates issued by the Fund to, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation (see "Unitholder Explanations--Public Offering--Reports Provided" ). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Fund.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Fund Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Trustee's Fee. For its services the Trustee will receive a fee based on the aggregate outstanding principal amount of Securities in each Trust as of the opening of business on January 2 and July 2 of each year as set forth under "Per Unit Information" for the applicable Trust in Part I of this Prospectus. During the first year the Trustee may agree to reduce its fee (and to the extent necessary pay miscellaneous expenses of a Trust) as stated under "Per Unit Information" for the applicable Trust in Part I of this Prospectus. After the first year such fee will be computed at $.51 per $1,000 principal amount of Securities for that portion of each Trust under the semi-annual distribution plan and $.91 per $1,000 principal amount of Securities for that portion of each Trust under the monthly distribution plan. Based on the size of the Trust on the Date of Deposit, the Trustee's estimated annual fees for ordinary recurring services would initially amount to that amount set forth under "Per Unit Information" for the applicable Trust in Part I of the Prospectus. The Trustee's fees are payable monthly on or before the twenty-fifth day of each month from the Interest Account of each Trust to the extent funds are available and then from the Principal Account of each Trust, with such payments being based on each Trust's portion of such expenses. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unitholders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All
Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Trustee's fees will not be increased in future years in order to make up any reduction in the Trustee's fees described under "Per Unit Information" for the applicable Trust in
Part I of this Prospectus. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see " Unitholder Explanations--Public Offering--Reports Provided" and "
Trustee" above.

 Portfolio Administration. The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the Bonds designated by the Evaluator as the Trustee in its sole discretion may deem necessary. The Evaluator, in designating such Securities, will consider a variety of factors, including (a) interest rates, (b) market value and (c) marketability. The Sponsor, in connection with the Quality Trusts, may direct the Trustee to dispose of Securities upon default in payment of principal or interest, institution of certain legal proceedings, default under other documents adversely affecting debt service, default in payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds or decline in price or the occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Sponsor the retention of such Securities would be detrimental to the interest of the Unitholders. In connection with the Insured Trusts to the extent that Bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted Bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said Bonds, the overall quality of the Bonds remaining in such Trust's portfolio will tend to diminish. Except as described in this section and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unitholders or if there is no alternative, the Trustee is not empowered to sell Bonds from an Insured Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed for the insurance obtained by such Insured Trust. Because of such restrictions on the Trustee under certain circumstances, the Sponsor may seek a full or partial suspension of the right of Unitholders to redeem their Units in an Insured Trust. See "Unitholder
Explanations--Public Offering-- Redemption of Units" . The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Bonds in the event of an advanced refunding.

The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new obligations in exchange or substitution for any Security pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Security or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such Security in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unitholder of the Trust thereby affected, identifying the Securities eliminated and the Securities substituted therefor. Except as stated herein and under "Unitholder Explanations--Settlement of Bonds in the Trusts" regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Fund of any securities other than the Securities initially deposited is not permitted.

If any default in the payment of principal or interest on any Security occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Security within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Security and not be liable for any depreciation or loss thereby incurred.

Sponsor Purchases of Units. The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or Redemption Price subsequent to its acquisition of such Units.

Insurance Premiums. The cost of the portfolio insurance obtained by the respective Trusts, if any, is that amount shown in footnote (5) in "Notes to Portfolios" in Part I of this Prospectus, so long as such Trust retains the Bonds. Premiums, which are obligations of each Insured Trust, are payable monthly by the Trustee on behalf of the respective Trust. As Bonds in the portfolio of an Insured Trust are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those Bonds no longer owned by and held in such Trust. If the Trustee exercises the right to obtain permanent insurance, the premiums payable for such permanent insurance will be paid solely from the proceeds of the sale of the related Bonds. The premiums for such permanent insurance with respect to each Bond will decline over the life of the Bond. A Trust does not incur any expense for Preinsured Bond insurance, since the premium or premiums for such insurance have been paid by the issuer or the Sponsor prior to the deposit of such Preinsured Bonds in a Trust. Preinsured Bonds are not additionally insured by an Insured Trust.

Miscellaneous Expenses. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services,
(b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Fund without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the Bonds in a Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trusts and (h) costs incurred to reimburse the Trustee for advancing funds to the Trusts to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates). The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio or portfolios of the applicable Trust or Trusts. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by the Fund, the Trustee has the power to sell Securities to pay such amounts.

GENERAL

Amendment or Termination. The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (a) to cure an ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein or (b) to make such other provisions as shall not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided that the Trust Agreement may not be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Securities initially deposited in the Fund, except for the substitution of certain refunding securities for such Securities. In the event of any amendment, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment.

A Trust may be terminated at any time by consent of Unitholders of 51% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than that indicated under "Summary of Essential Financial Information" in Part I of this Prospectus. A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement provides that each Trust shall terminate upon the redemption, sale or other disposition of the last Security held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of an IM-IT, an IM-IT Discount, a State (other than a State Intermediate Laddered Maturity Trust) or a National Quality Trust, or beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short Intermediate Trusts. In the event of termination of the Fund or any Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of the Fund maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any Securities then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of Securities represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholder shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

Notwithstanding the foregoing, in connection with final distributions to Unitholders of an Insured Trust, it should be noted that because the portfolio insurance obtained by an Insured Trust is applicable only while Bonds so insured are held by such Trust, the price to be received by such Trust upon the disposition of any such Bond which is in default, by reason of nonpayment of principal or interest, will not reflect any value based on such insurance. Therefore, in connection with any liquidation, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any Bond or Bonds if retention of such Bond or Bonds, until due, shall be deemed to be in the best interest of Unitholders, including, but not limited to, situations in which a Bond or Bonds so insured are in default and situations in which a Bond or Bonds so insured have deteriorated market prices resulting from a significant risk of default. Since the Preinsured Bonds will reflect the value of the related insurance, it is the present intention of the Sponsor not to direct the Trustee to hold any of such Preinsured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on defaulted Bonds not disposed of at the date of termination will ultimately be distributed to Unitholders of record as of such date of termination as soon as practicable after the date such defaulted Bond or Bonds become due and applicable insurance proceeds have been received by the Trustee.

Limitation on Liabilities. The Sponsor, the Evaluator and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Fund which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Unit Distribution. During the initial offering period, Units will be distributed to the public by Underwriters, broker-dealers and others (see " Underwriting" ) at the Public Offering Price, plus interest accrued but unpaid from the First Settlement Date to the date of settlement as described above under "Unitholder Explanations--Accrued Interest--Accrued
Interest" . Upon the completion of the initial offering, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary Public Offering Price plus interest accrued to the date of settlement in the manner described.

The Sponsor intends to qualify the Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of $10.00 per Unit for less than 100 Units, $10.00 per Unit for any single transaction of 100 to 249 Units, $9.50 per Unit for any single transaction of 250 to 499 Units, $9.00 per Unit for any single transaction of 500 to 999 Units and $8.00 per Unit for any single transaction of 1,000 or more Units of an IM-IT Short Intermediate Trust, $25.00 per Unit for less than 100 Units, $29.00 per Unit for any single transaction of 100 to 249 Units, $28.50 per Unit for any single transaction of 250 to 499 Units, $31.50 per Unit for any single transaction of 500 to 999 Units and $31.00 per Unit for any single transaction of 1,000 or more Units of an IM-IT Intermediate Trust, $27.00 per Unit for less than 100 Units, $31.00 per Unit for any single transaction of 100 to 249 Units, $30.50 per Unit for any single transaction of 250 to 499 Units, $33.50 per Unit for any single transaction of 500 to 999 Units and $31.00 per Unit for any single transaction of 1,000 or more Units of an IM-IT Limited Maturity Trust, $18.00 per Unit for less than 100 Units, $18.00 per Unit for any single transaction of 100 to 249 Units, $16.00 per Unit for any single transaction of 250 to 499 Units, $14.00 per Unit for any single transaction of 500 to 999 Units, $12.00 per Unit for any single transaction of 1,000 to 1,499 Units, and $10.00 per Unit for any single transaction of 1,500 or more Units of an IM-IT Discount Trust, $20.00 per Unit for less than 100 Units, $22.00 per Unit for any single transaction of 100 to 249 Units, $21.50 per Unit for any single transaction of 250 to 499 Units, $24.50 per Unit for any single transaction of 500 to 999 Units and $24.00 per Unit for any single transaction of 1,000 or more Units of a State Intermediate Laddered Maturity Trust, and in the case of an IM-IT, a State (other than a State Intermediate Laddered Maturity Trust) or a National Quality Trust $30.00 per Unit for less than 100 Units, $36.00 per Unit for any single transaction of 100 to 249 Units, $38.00 per Unit for any single transaction of 250 to 499 Units, $39.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units, provided that such Units are acquired either from the Sponsor (in the case of dealer transactions) or through the Sponsor (in the case of transactions involving brokers or others). The increased concession or agency commission is a result of the discount given to purchasers for quantity purchases. See "Unitholder Explanations--Public Offering--General" . Certain commercial banks are making Units of the Fund available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units of the Fund; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. Any quantity discount (see " Unitholder Explanations--Public Offering--General" ) provided to investors will be borne by the selling dealer or agent. For secondary market transactions, such concession or agency commission will amount to 70% of the applicable sales charge as determined using the table found in "Unitholder Explanations--Public Offering" . The minimum purchase in the primary and secondary market will be one Unit. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. See "Unitholder Explanations--Underwriting" herein and "
Other Matters--Underwriting" in Part I of this Prospectus.

Sponsor and Underwriter Compensation. The Underwriters will receive a gross sales commission equal to that percentage of the Public Offering Price of the Units as indicated under "Unitholder Explanations--Public
Offering--Offering Price" less any reduced sales charges for quantity purchases as described under "Unitholder Explanations--Public
Offering--General" .

The Sponsor will receive from the Underwriters the excess of such gross sales commission over $35.00, $20.00, $29.00, $27.00, $12.00, $22.00 and $35.00 per
Unit of any Quality, IM-IT Discount, IM-IT Limited Maturity, IM-IT Intermediate, IM-IT Short Intermediate, State Intermediate Laddered Maturity Trust and any Insured Trusts, respectively, as of the Date of Deposit. In connection with quantity sales to purchasers of any IM-IT Discount Trust the Underwriters will receive from the Sponsor commissions totaling $19.00 per Unit for any single transaction of 100 to 249 Units, $18.00 per Unit for any single transaction of 250 to 499 Units, $16.00 per Unit for any single transaction of 500 to 999 Units, $14.00 per Unit for any single transaction of 1,000 to 1,499 Units, and $12.00 per Unit for any single transaction of 1,500 or more Units. In connection with quantity sales to purchasers of any IM-IT, State Trust (other than a State Intermediate Laddered Maturity Trust) or National Quality Trust the Underwriters will receive from the Sponsor commissions totalling $37.00 per Unit for any single transaction of 100 to 249 Units, $39.00 per Unit for any single transaction of 250 to 499 Units, $40.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units. In connection with quantity sales to purchasers of any IM-IT Short Intermediate Trust the Underwriters will receive from the Sponsor commissions totalling $11.00 per Unit for any single transaction of 100 to 249 Units, $10.50 per Unit for any single transaction to 250 to 499 Units, $10.00 per Unit for any single transaction of 500 to 999 Units and $8.00 per Unit for any single transaction of 1,000 or more Units. In connection with quantity sales to purchasers of any IM-IT Intermediate Trust the Underwriters will receive from the Sponsor commissions totalling $30.00 per Unit for any single transaction of 100 to 249 Units, $29.50 per Unit for any single transaction of 250 to 499 Units, $32.50 per Unit for any single transaction of 500 to 999 Units and $31.00 per Unit for any single transaction of 1,000 or more Units. In connection with quantity sales to purchasers of any IM-IT Limited Maturity Trust the Underwriters will receive from the Sponsor commissions totalling $32.00 per Unit for any single transaction of 100 to 249 Units, $32.00 per Unit for any single transaction of 250 to 499 Units, $34.50 per Unit for any single transaction of 500 to 999 Units and $31.00 per Unit for any single transaction of 1,000 or more Units. In connection with quantity sales to purchasers of any State Intermediate Laddered Maturity Trust the Underwriters will receive from the Sponsor commissions totalling $23.00 per Unit for any single transaction of 100 to 249 Units, $23.00 per Unit for any single transaction of 250 to 499 Units, $24.75 per Unit for any single transaction of 500 to 999 Units and $24.00 per Unit for any single transaction of 1,000 or more Units. A. G. Edwards & Sons, Inc. which acts as a Managing Underwriter of Units of the various series of the IM-IT or National Quality Trust, will receive from the Sponsor reimbursement for certain costs and further compensation in the amount of $5.00 for each Unit of the IM-IT or National Quality Trust it underwrites. Also, if Principal Financial Securities, Inc. commits (on the Date of Deposit) to underwrite a total of 4,000 or more Units of a single series of the IM-IT, any other series of the IM-IT and/or any series of Texas Insured Municipals Income Trust during any calendar month, then Principal Financial Securities, Inc. will receive an additional $1.00 per Unit for each of the Units of such Trust it commits to underwrite in said month. In addition, the Sponsor will receive from the Managing Underwriters of any National Quality, California IM-IT, Connecticut IM-IT, Massachusetts IM-IT, Michigan IM-IT, New York IM-IT, Oklahoma IM-IT, Ohio IM-IT, Kansas Quality, Maryland Quality or Oregon Quality Trust (who underwrite 15% of the Trust involved or 1,000 Units of such Trust, whichever is greater) the excess of such gross sales commission over $38.00 per Unit of any such Trust, as of the Date of Deposit. Also, any such Managing Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any individual series of such Trusts will receive an additional $2.00 per each such Unit. In addition, the Sponsor will receive from the Managing Underwriters of the Florida IM-IT Intermediate Laddered Maturity Trust (who underwrite 15% of the Trust involved or 1,000 Units of the Trust, whichever is greater) the excess of such gross sales commission over $28.00 per Unit of any such Trust, as of the Date of Deposit. Also, any such Managing Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any individual series of such Trust will receive an additional $1.00 per each such Unit. In connection with quantity sales to purchasers of any Pennsylvania IM-IT Trust the Underwriters will receive from the Sponsor commissions totalling $35.00 per Unit for any single transaction of 100 to 249 Units, $36.00 per Unit for any single transaction of 250 to 499 units, $37.00 per Unit for any single transaction of 500 to 999 Units and $38.00 per Unit for any single transaction of 1,000 or more Units. In addition, any Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any Pennsylvania IM-IT Trust will receive an additional $2.00 per each such Unit. The Sponsor and First Investors Corporation ("First Investors" ) have entered into an agreement under which First Investors will receive an additional $5.00 per Unit in connection with a minimum commitment of 17.5% of the total Units of the New York IM-IT Trust, provided that the New York IM-IT Trust does not exceed 10,000 Units. If the New York IM-IT Trust exceeds 10,000 Units, First Investors will receive an additional $5.00 per Unit if First Investors underwrites the lesser of 3,000 Units or 20% of the New York IM-IT Trust. In addition, the Sponsor has entered into agreements with Advest, Inc. ("Advest" ) and Gruntal & Co., Inc. ("Gruntal" ) whereby Advest and Gruntal will receive an additional $2.00 per Unit in connection with a minimum commitment of 1,500 Units of any New York IM-IT Trust. In addition, the Sponsor and J. J. B. Hilliard, W. L. Lyons, Inc. ("Hilliard, Lyons"
) have entered into an agreement under which Hilliard, Lyons may receive an additional $2.00 for each Unit of the Kentucky Quality Trust which it underwrites, provided it underwrites a minimum of 400 Units of such Trust. See "Unitholder Explanations--Public Offering--General." Further, each
Underwriter who underwrites 1,000 or more Units in any Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites. In addition, the Sponsor and certain of the Underwriters will realize a profit or the Sponsor will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to a Trust (which is based on the determination by Interactive Data Corporation of the aggregate offering price of the underlying Securities in such Trust on the Date of Deposit). See " Unitholder Explanations--Underwriting" herein and "Portfolio" for the applicable Trust and "Notes to Portfolios" in Part I of this Prospectus. The Sponsor and the Underwriters may also realize profits or sustain losses with respect to Securities deposited in each Trust which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has participated as sole underwriter or as manager or as a member of the underwriting syndicates from which none of the aggregate principal amount of the Securities in the portfolios of the Fund were acquired. The Underwriters may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in each Trust after the Date of Deposit, since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter.

As stated under "Unitholder Explanations--Public Offering--Market for
Units" , the Sponsor intends to, and certain of the other Underwriters may, maintain a secondary market for the Units of the Fund. In so maintaining a market, such person or persons will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price is based on the bid prices of the Securities in such Trust and includes a sales charge). In addition, such person or persons will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

Legal Opinions. The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Special counsel to the Fund for certain state tax matters are named under " Tax Status" for each Trust appearing in Part I of this Prospectus. Kroll & Tract has acted as counsel for the Trustee and as special counsel to the Fund for New York tax matters. None of the special counsel for the Fund has expressed any opinion regarding the completeness or materiality of any matters contained in this Prospectus other than the tax opinion set forth under "
Tax Status" relating to the Trust for which it has provided an opinion in
Part I of this Prospectus.

Independent Certified Public Accountants. The statements of condition and the related securities portfolios at the Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

FEDERAL TAX STATUS

In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law as of the date of this Part II of the Prospectus:

(1)Each Trust is not an association taxable as a corporation for Federal income tax purposes and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986 (the "Code" ) will retain its status when distributed to Unitholders;
however such interest may be taken into account in computing the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax" ), as noted below;

(2)Each Unitholder is considered to be the owner of a pro rata portion of the respective Trust under subpart E, subchapter J of chapter 1 of the Code and will have a taxable event when such Trust disposes of a Bond, or when the Unitholder redeems or sells his Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds during the period from the Unitholder's settlement date to the date such Bonds are delivered to the respective Trust and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount less than or equal to his original cost;

(3)Any proceeds paid under an insurance policy or policies dated the Date of Deposit, issued to an Insured Trust by AMBAC Indemnity, Financial Guaranty or a combination thereof with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations; and

(4)Any proceeds paid under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations.

Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its " adjusted issue price" ) to prior owners. The application of these rules will also vary depending on the value of the Bond on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.

"The Revenue Reconciliation Act of 1993" (the "Tax Act" ) subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory de minimis rule. Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisers regarding these rules and their application.

In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depends upon the corporation's alternative minimum taxable income, which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the alternative minimum taxable income and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its alternative minimum taxable income (before such adjustment item and the alternative tax net operating loss deduction). " Adjusted current earnings" includes all tax exempt interest, including interest on all of the Bonds in the Fund. Under current Code provisions, the Superfund Tax does not apply to tax years beginning on or after January 1, 1996. However, the Superfund Tax could be extended retroactively. Under the provisions of Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Trust. Unitholders should consult their tax advisers with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. On December 7, 1995, the U.S. Treasury Department released proposed legislation that, if enacted, would generally extend the financial institution rules to all corporations, effective for obligations acquired after the date of announcement. Investors with questions regarding this issue should consult with their tax advisers.

In the case of certain of the Bonds in the Fund, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludible from Federal gross income, although interest on such Bonds received by others would be excludible from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

In the opinion of Kroll & Tract, special counsel to the Fund for New York tax matters, under existing law, the Fund and each Trust are not associations taxable as corporations and the income of each Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York.

All statements of law in the Prospectus concerning exclusion from gross income for Federal, state or other tax purposes are the opinions of counsel and are to be so construed.

At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

In the case of corporations, the alternative tax rate applicable to long-term capital gains is 35%, effective for long-term capital gains realized in taxable years beginning on or after January 1, 1993. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

Section 86 of the Code, in general, provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of " modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount" . The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount."
 The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from a Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to either the environmental tax or the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisors as to the applicability of any collateral consequences. On December 7, 1995, the U.S. Treasury Department released proposed legislation that, if adopted, could affect the United States federal income taxation of non-United States Unitholders and the portion of the Trust's income allocable to non-United States Unitholders. Similar language, which would be effective on the date of enactment, was included in the Health Insurance Reform Bill as passed by the U.S. Senate on April 23, 1996.

For a discussion of the state tax status of income earned on Units of a Trust, see "Tax Status" for the applicable Trust in Part I of this Prospectus. Except as noted therein, the exemption of interest on state and local obligations for Federal income tax purposes discussed above does not necessarily result in exemption under the income or other tax laws of any state or city. The laws of the several states vary with respect to the taxation of such obligations.

DESCRIPTION OF RATINGS

Standard & Poor's, A Division of the McGraw-Hill Companies. A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees.

The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price.

The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

The ratings are based, in varying degrees, on the following considerations:

I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation.

II. Nature of and provisions of the obligation.

III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

AA--Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree.

A--Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: A provisional rating ("p" ) assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

Moody's Investors Service, Inc. A brief description of the applicable Moody's rating symbols and their meanings follows:

Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as " gilt edge" . Interest payments are protected by a large, or by an exceptionally stable, margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. With the occasional exception of oversupply in a few specific instances, the safety of obligations of this class is so absolute that their market value is affected solely by money market fluctuations.

Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. These Aa bonds are high grade, their market value virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

A--Bonds which are rated A possess many favorable investment attributes and are to be considered as higher medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by credit circumstances during a sustained period of depressed business conditions. During periods of normalcy, bonds of this quality frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

Baa--Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Con--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

As published by the rating companies.

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

Title                                                       Page
INTRODUCTION                                                 2
UNITHOLDER EXPLANATIONS                                      3
Settlement of Bonds in the Trusts                            3
The Fund                                                     3
Objectives and Securities Selection                          4
Risk Factors                                                 4
Replacement Bonds                                            8
Distributions                                                9
Change of Distribution Option                                9
Certificates                                                10
Estimated Current Returns and Estimated Long-Term Returns   10
Accrued Interest                                            11
Public Offering                                             11
General                                                     11
Offering Price                                              13
Market for Units                                            14
Distributions of Interest and Principal                     15
Reinvestment Option                                         16
Redemption of Units                                         16
Reports Provided                                            17
Insurance on the Bonds in the Insured Trusts                18
Underwriting                                                21
TRUST ADMINISTRATION                                        22
Fund Administration and Expenses                            22
Sponsor                                                     22
Compensation of Sponsor and Evaluator                       22
Trustee                                                     23
Trustee's Fee                                               23
Portfolio Administration                                    24
Sponsor Purchases of Units                                  25
Insurance Premiums                                          25
Miscellaneous Expenses                                      25
General                                                     25
Amendment or Termination                                    25
Limitation on Liabilities                                   26
Unit Distribution                                           27
Sponsor and Underwriter Compensation                        28
Legal Opinions                                              29
Independent Certified Public Accountants                    29
FEDERAL TAX STATUS                                          30
DESCRIPTION OF RATINGS                                      33

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS PART II

July 1996

Insured Municipals Income Trust, Insured Multi-Series and Insured Municipals Income Trust and
Investors' Quality Tax-Exempt Trust, Multi-Series

A Wealth of Knowledge A Knowledge of Wealthsm

VAN KAMPEN AMERICAN CAPITAL

One Parkview Plaza
Oakbrook Terrace, Illinois 60181
2800 Post Oak Boulevard
Houston, Texas 77056

This Part II of the Prospectus may not be distributed unless accompanied by Part I. Both Parts of this Prospectus should be retained for future reference.




                   Contents of Registration Statement

  This Amendment of Registration Statement comprises the following papers and documents:

      The facing sheet and the Cross-Reference sheet
      The Prospectus and the signatures
      The consents of independent public accountants, ratings services and legal counsel

  The following exhibits:

  1.1 Copy of Trust Agreement.

  1.5 Form of Master Agreement Among Underwriters.

  3.1 Opinion and consent of counsel as to legality of securities being registered.

  3.2 Opinion of counsel as to the Federal and Georgia income tax status of securities being registered.

  3.3 Opinion and consent of counsel as to New York income tax status of the Fund under New York law.

  3.4 Opinion and consent of counsel as to income tax status to New Jersey residents of Units of the New Jersey IM-IT Trust.

  3.5 Opinion and consent of counsel as to income tax status to Pennsylvania residents of Units of the Pennsylvania IM-IT Trust.

  3.6 Opinion and consent of counsel as to income tax status to Kentucky residents of Units of the Kentucky Quality Trust.

  4.1 Consent of Interactive Data Corporation.

  4.2 Consent of Standard & Poor's with respect to the Insured Trusts.

  4.3 Consent of Grant Thornton LLP.

  EX-27  Financial Data Schedules.

                               Signatures

     The Registrant, Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 287, hereby identifies Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189 and Multi-Series 213 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 287 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 6th day of February, 1997.

                                    Insured Municipals Income Trust and
                                       Investors' Quality Tax-Exempt
                                       Trust, Multi-Series 287



                                    By Sandra A. Waterworth
                                       Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons, in the capacities indicated on February 6, 1997.

 Signature               Title

Don G. Powell        Chairman and Chief Executive    )
                       Officer                       )

William R. Rybak     Senior Vice President and       )
                       Chief Financial Officer       )

Ronald A. Nyberg    Director                         )

William R. Molinari Director                         )


                                                      Sandra A. Waterworth
                                                      (Attorney-in-fact*)



* A copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 203 (File No. 33-65744) and with the Registration Statement on From S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (File No. 33-55891) and the same are hereby incorporated herein by this reference.